Exhibit 2.1

Execution Version

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS NOT MATERIAL AND IS THE TYPE OF INFORMATION THAT THE REGISTRANT CUSTOMARILY TREATS AS PRIVATE. REDACTED INFORMATION IS INDICATED BY [***].

AGREEMENT AND PLAN OF MERGER

by and among

BLATTNER HOLDING COMPANY,

as the Company,

QUANTA SERVICES, INC.,

as Buyer,

QUANTA MERGER SUB, LLC,

as Merger Sub,

and, solely for purposes of the Designated Provisions (as defined herein) only,

THE DESIGNATED COMPANY SHAREHOLDERS (AS DEFINED HEREIN),

DATED AS OF SEPTEMBER 1, 2021

TABLE OF CONTENTS

i

5.12	Customers and Suppliers	56
5.13	Litigation	56
5.14	Taxes	56
5.15	Employee Benefit Plans	60
5.16	Labor and Employment	63
5.17	Environmental Compliance	66
5.18	Insurance	67
5.19	Real Property	68
5.20	Affiliate Transactions	68
5.21	Absence of Certain Changes or Events	69
5.22	Anti-Takeover Statutes	69
5.23	Brokers	69
5.24	Formation and Ownership of New Holdco and New Holdco Merger Sub; No Prior Activities	70
5.25	Warranty Claims	70
5.26	Sufficiency of Assets	71
5.27	No Outside Reliance	71
5.28	Investment Purposes	72

Article 6. REPRESENTATIONS AND WARRANTIES OF THE BUYER		72

6.1	Organization	72
6.2	Capitalization	72
6.3	Authority; Binding Obligation; No Vote; Required Approval	73
6.4	No Defaults or Conflicts	73
6.5	No Governmental Authorization Required; Consents	73
6.6	Sufficient Funds	74
6.7	Financing Commitments	74
6.8	Litigation	76
6.9	Business Activities	76
6.10	Brokers	76
6.11	No Outside Reliance	76
6.12	Investment Purpose	77
6.13	Buyer Common Stock	77
6.14	Exempt from Registration	78
6.15	Issuance of Stock Consideration	78
6.16	Buyer SEC Reports	78

Article 7. COVENANTS		78

7.1	Conduct of Business of the Company	78
7.2	Conduct of Business of the Buyer and Merger Sub	84
7.3	Access to Information; Confidentiality; Public Announcements	84
7.4	Filings and Authorizations; Consummation	86
7.5	Exclusivity	88
7.6	Financing	89
7.7	Further Assurances	96

7.8	Officer and Director Indemnification and Insurance	96
7.9	Waiver of Conflicts Regarding Representation	98
7.10	R&W Insurance Policy	99
7.11	Tax Matters	99
7.12	Employee Matters	102
7.13	Specified Litigation	103
7.14	Pre-Closing Transaction Documents	105
7.15	Anti-Takeover Laws	106
7.16	Minimum Cash Amount	106
7.17	Non-Competition; Non-Solicitation	106
7.18	Compliance with Laws	110
7.19	Restriction on Sale or Other Transfer of Buyer Common Stock	110
7.20	NYSE Listing; Removal of Legends	111
7.21	Buyer Adjustment Holdback Amount	111
7.22	Employment Agreement	111

Article 8. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE BUYER		112

8.1	Representations and Warranties Accurate	112
8.2	Performance	112
8.3	Officer’s Certificate	112
8.4	Legal Prohibition	112
8.5	HSR Act	112
8.6	Ancillary Agreements	112
8.7	Requisite Regulatory Approvals	112
8.8	Payoff Letters	113
8.9	Termination of Agreements	113
8.10	Transfer Agent Information	113
8.11	LTGP Termination Agreements	113
8.12	Resignations of Directors	113
8.13	Key Employee; New Employment Agreement	113
8.14	Pre-Closing Transactions	113

Article 9. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY		113

9.1	Representations and Warranties Accurate	113
9.2	Performance	114
9.3	Officer Certificate	114
9.4	Legal Prohibition	114
9.5	HSR Act	114
9.6	Ancillary Agreements	114

Article 10. TERMINATION		114

10.1	Termination by Mutual Consent	114
10.2	Termination by Either Buyer or the Company	114
10.3	Termination by the Company	115

10.4	Termination by Buyer	116
10.5	Effect of Termination	116

Article 11. NO SURVIVAL		118

11.1	Survival	118

Article 12. MISCELLANEOUS		119

12.1	Expenses	119
12.2	Amendment or Waiver	119
12.3	Entire Agreement	119
12.4	Headings	120
12.5	Notices	120
12.6	Exhibits and Schedules	121
12.7	Binding Effect; Assignment	122
12.8	No Recourse	122
12.9	No Third-Party Beneficiary	124
12.10	Counterparts	124
12.11	Buyer Release	124
12.12	Shareholder Representative Release	126
12.13	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE	127
12.14	Obligations of Buyer and Shareholder Representative	129
12.15	Severability	130
12.16	Conveyance Taxes	130
12.17	Interpretation	130
12.18	Limitation on Liability of Debt Financing Sources	130

EXHIBITS:

Exhibit A	Balance Sheet Rules
Exhibit B	Certain Working Capital Definitions
Exhibit C	Form of Amended and Restated Company Charter
Exhibit D	Form of Amended and Restated Limited Liability Company Agreement
Exhibit E	Company LTGP Holder Agreement
Exhibit F	Company Projects-in-Process Schedule
Exhibit G	Sample Calculation of Projects-in-Process Gross Profit/Loss Adjustment Amount
Exhibit H	Sample Calculation of Merger Consideration
Exhibit I	Company Capital Expenditure Budget
Exhibit J	Contingent Consideration
SCHEDULES:

Schedule 1	Company Disclosure Schedules
Schedule 2	Buyer Disclosure Schedules

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated effective as of September 1, 2021, by and among Blattner Holding Company, a Minnesota corporation (the “Company”), Quanta Services, Inc., a Delaware corporation (the “Buyer”), and Quanta Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Buyer (“Merger Sub”) (together with the Company and Buyer, individually, a “Party” and collectively, the “Parties”); provided, that (i) following the completion of the Holding Company Reorganization, New Holdco will be deemed a Party to this Agreement pursuant to Section 2.1(b) and (ii) solely for purposes of Sections 3.8, 4.1, 5.28, 7.17, 7.18 and 7.19 only (the “Designated Provisions”), the Designated Company Shareholders (as defined below) are Parties to this Agreement.

RECITALS

A. Upon the terms and subject to the conditions of this Agreement and in accordance with the Minnesota Business Corporation Act (“MBCA”), the Minnesota Revised Uniform Limited Liability Company Act (“MRLLCA”) and with the General Corporation Law of the State of Delaware (the “DGCL” and, together with the MBCA and the MRLLCA, the “Merger Law”), the Buyer, Merger Sub and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving entity and a wholly-owned subsidiary of Buyer (the “Surviving Company”).

B. As a condition precedent to the consummation of the Merger, upon the terms and subject to the conditions set forth in this Agreement, prior to the Closing, the Company will complete the following: (i) the Company will effect a holding company reorganization pursuant to Section 302A.626 of the MBCA (the “Holding Company Reorganization”), pursuant to which reorganization the Company will merge with New Holdco Merger Sub (as defined below), with the Company surviving such merger and becoming a direct, wholly-owned subsidiary of New Holdco (as defined below); and (ii) immediately following the completion of the Holding Company Reorganization, each of the Company and each domestic Company Subsidiary shall be converted from a Minnesota corporation governed by the MBCA into a Minnesota limited liability company governed by the MRLLCA pursuant the applicable provisions of Merger Law.

C. In connection with the transactions contemplated by this Agreement, the Company Board has unanimously (i) determined that it is in the best interests of the Company and the Company Shareholders (as defined herein) to enter into, and has declared advisable, this Agreement, the Merger and the other transactions contemplated by this Agreement, including the Pre-Closing Transactions (as defined below), (ii) approved a plan of merger in accordance with Section 302A.613 of the MBCA and the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger and the other transactions contemplated by this Agreement, including the Pre-Closing Transactions, upon the terms and subject to the conditions set forth herein, and (iii) resolved to recommend that the Company Shareholders adopt this Agreement and approve the Merger and the other transactions contemplated by this Agreement, including the Pre-Closing Transactions, in accordance with applicable Merger Laws.

D. The Company Shareholders have adopted this Agreement and approved the Merger and the other transactions contemplated by this Agreement, including the Pre-Closing Transactions.

E. Each board of directors of Buyer and Merger Sub has (i) determined that it is in the best interests of Buyer and Merger Sub, as applicable, and their respective stockholders to enter into, and has declared advisable, this Agreement, the Merger and the other transactions contemplated by this Agreement and (ii) approved the execution and delivery of this Agreement by Buyer and Merger Sub, as applicable, the performance by Buyer and Merger Sub of their respective covenants and other obligations hereunder, and the consummation of the Merger and the other transactions contemplated by this Agreement, upon the terms and subject to the conditions set forth herein.

F. As a condition and inducement to the willingness of Buyer and Merger Sub to enter into this Agreement, prior to the Closing, the Company will enter into a New Employment Agreement (as defined below) with each Key Employee (as defined below), that will, in each case, become effective at the Effective Time (as defined below).

G. The Company, Buyer and Merger Sub and the Shareholder Representative desire to make certain representations and warranties, covenants and agreements in connection with the Merger and the Holding Company Reorganization and also set forth the terms and conditions of the Merger, all as set forth in this Agreement.

ARTICLE 1.

DEFINITIONS

1.1 Definitions. The following terms, whenever used herein, shall have the following meanings for all purposes of this Agreement.

“Accounting Methodology” means the accounting policies, principles, procedures, rules, practices, methodologies, categorizations, asset recognition bases, definitions, judgments and estimation techniques utilized in preparing the Audited Financial Statements, applied on a consistent basis.

“Accrued Taxes” means the amount of accrued and unpaid income Tax liabilities of the Company and the Company Subsidiaries for any Pre-Closing Tax Period, as finally determined in connection with the determination of Final Assumed Indebtedness pursuant to Section 3.5, calculated (i) in a manner consistent with the past practice of the Company and each Company Subsidiary (and, for the avoidance of doubt, taking into account any current income Tax assets accrued by the Company and the Company Subsidiaries (determined before taking into account the Transaction Tax Deductions)), (ii) as of the end of the Closing Date (as if the tax year of the Company and each Company Subsidiary ended on such date), (iii) taking into account the Transaction Tax Deductions and deducting the Transaction Tax Deductions in the Pre-Closing Tax Period and (iv) without regard to any action taken by the Buyer (or its Affiliates including the Company and each Company Subsidiary after the Closing) on or after the Closing.

“Action” means any lawsuit, audit, inquiry, investigation, claim, charge, complaint, suit, demand, grievance, hearing, subpoena, arbitration, mediation or other proceeding or action, in each case by or before (or threatened in writing to be by or before) any Governmental Authority or arbitrator, whether civil, criminal, administrative or otherwise, in law or in equity.

“Adjustment Time” means 11:59 p.m. (New York City time) on the date immediately preceding the Closing Date.

“Affiliate” means with respect to a specified Person, any other Person (a) which, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, or (b) who is a director, officer, partner or principal of such specified Person or of any other Person which directly or indirectly controls, is controlled by, or is under common control with such specified Person.

“Ancillary Agreements” means each Pre-Closing Transaction Document, each New Employment Agreement, the Company LTGP Holder Agreement and each other agreement, document, instrument or certificate explicitly contemplated by this Agreement or to be executed by any Person in connection with the consummation of the transactions contemplated by this Agreement, including, for the avoidance of doubt, any other employment agreements entered into by the Company prior to or at Closing; provided, however, the New Employment Agreements shall not constitute an Ancillary Agreement for purposes of Section 8.6 of this Agreement.

“Antitrust Laws” means the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and any other United States federal or state or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, or lessening of competition through merger or acquisition, and foreign investment laws.

“Assumed Indebtedness” means, without duplication of amounts included in Closing Working Capital or Closing Company Expenses, all Indebtedness of the Company and each Company Subsidiary existing as of the Closing that is not being repaid at the Closing under Section 3.3(a)(iv) hereof and, for the avoidance of doubt, excluding any Indebtedness under the Existing Credit Facility to the extent included in the Credit Facility Payoff Amount; provided, that if any cash or cash equivalents included in the amount of Closing Cash or any Current Assets included in the calculation of Closing Working Capital are used to reduce the amount of Assumed Indebtedness during the period between the Adjustment Time and the Closing, the amount of such reduction shall be disregarded for purposes of calculating the amount of Assumed Indebtedness.

“Assumed Tax Rate” means 26.5% (expressed as a decimal when used in equations).

“Audited Balance Sheet” has the meaning set forth in the definition of Financial Statements.

“Audited Financial Statements” has the meaning set forth in the definition of Financial Statements.

“Balance Sheet Rules” means, collectively, the Accounting Methodology and the rules set forth on Exhibit A attached hereto; provided, that in the event of any conflict between the Accounting Methodology and the rules set forth on Exhibit A, the rules set forth on Exhibit A shall apply.

“Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each stock purchase, stock option, compensatory equity or equity-based, severance, employment, individual consulting, individual service, retention, change-in-control, fringe benefit, collective bargaining, bonus, stock incentive, cash incentive, deferred compensation, profit sharing, pension, retirement, welfare, pension, excess benefit, savings, life, health, medical, dental, vision, cafeteria, disability, accident, flex spending, vacation, paid time off, tuition, employee assistance, and each other compensation and/or benefit plan, agreement, arrangement, program or policy (in each case, whether or not subject to ERISA, whether formal or informal, and whether written or unwritten).

“Business” means any business activities or part thereof conducted by the Company and its Affiliates at any time during the three (3) year period prior to the Closing Date, or which the Company or any of its Affiliates has taken material steps toward conducting as of the Closing Date, including contracting services for engineering, procurement, construction or maintenance related to renewable energy projects, including solar, wind, energy storage and power deliver projects.

“Business Combination” means a transaction described in 17 CFR § 230.145(a)(1), (2) or (3).

“Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions in Minneapolis, Minnesota or New York, New York are authorized or required by Law or executive order to close.

“Buyer Adjustment Amount” means the sum of (a) the excess, if any, of the Working Capital Estimate over the Final Working Capital, (b) the excess, if any, of the Final Assumed Indebtedness over the Estimated Assumed Indebtedness Amount, (c) the excess, if any, of the Estimated Closing Cash Amount over the Final Closing Cash, (d) the excess, if any, of the Final Company LTGP Net Benefit Amount over the Estimated Company LTGP Net Benefit Amount, (e) the excess, if any, of the Final Company NQRP Unfunded Benefit Amount over the Estimated Company NQRP Unfunded Benefit Amount and (f) the excess, if any, of the Final Closing Company Expenses over the Estimated Closing Company Expenses.

“Buyer Adjustment Holdback Amount” means $60,000,000.

“Buyer Common Stock” means the Common Stock, par value $0.00001 per share, of the Buyer.

“Buyer Disclosure Schedules” means the disclosure schedules delivered by Buyer and Merger Sub to the Company concurrently with the execution and delivery of this Agreement, attached as Schedule 2 to this Agreement.

“Buyer Knowledge Parties” means Earl C. Austin, Jr., Derrick A. Jensen, Donald C. Wayne and Jayshree Desai.

“Buyer Specified Representations” means the representations and warranties of the Buyer contained in Section 6.1 (Organization), Section 6.3 (Authority; Binding Obligation; No Vote; Required Approval), Section 6.9 (Business Activities) and Section 6.10 (Brokers).

“Capitalized Management Bonuses” means any change of control payment, transaction bonus, discretionary bonus, “stay-put” bonus, severance, retention payment and any similar payments that are payable in connection with or as a result of the consummation of the Merger, in each case, payable under the Company Incentive Agreements, whether prior to, at or after the Closing and whether or not in connection with any other event, including any termination of service (but excluding any amounts that become payable due to a termination of employment or service initiated by Buyer or one of its Subsidiaries after the Closing), including the Company Side Taxes attributable to each of such amounts.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act or any similar applicable federal, state or local Law.

“Closing Cash” means the aggregate value, without duplication, of all cash and cash equivalents (including, for the avoidance of doubt, the Minimum Cash Amount), marketable securities (including, for the avoidance of doubt, current and non-current portions thereof), bank account balances, deposits in transit to the extent not included in Current Assets, the amount of any received and uncleared checks to the extent not included in Current Assets or marketable securities (including the non-current portion thereof) of the Company and the Company Subsidiaries on a consolidated basis as of the Adjustment Time, reduced by (a) the amount of all bank overdrafts and “cut” but uncashed checks or wires issued by the Company or any Company Subsidiary that are outstanding to the extent included in the determination of cash and cash equivalents (b) any cash or cash equivalents generated from a breach of any of the Specified Provisions, (c) any dividend or distribution that has been approved or declared by the Company but not paid prior to the Adjustment Time, and (d) any amounts of Closing Cash used to reduce the amount of any other Merger Consideration Component during the period between the Adjustment Time and the Closing.

“Closing Company Expenses” means the Company Expenses remaining unpaid by the Company or the Company Subsidiaries as of the Adjustment Time.

“Closing Stock Price” means $101.4441 per share of Buyer Common Stock.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Adjustment Amount” means the sum of (a) the excess, if any, of the Final Working Capital over the Working Capital Estimate, (b) the excess, if any, of the Estimated Assumed Indebtedness Amount over the Final Assumed Indebtedness, (c) the excess, if any, of the Final Closing Cash over the Estimated Closing Cash Amount, (d) the excess, if any, of the Estimated Company LTGP Net Benefit Amount over the Final Company LTGP Net Benefit Amount, (e) the excess, if any, of the Estimated Company NQRP Unfunded Benefit Amount over the Final Company NQRP Unfunded Benefit Amount and (f) the excess, if any, of the Estimated Closing Company Expenses over the Final Closing Company Expenses.

“Company Board” means the board of directors of the Company, who, following the consummation of the Pre-Closing Transactions, shall become the board of governors of the Company.

“Company Charter” means, prior to the consummation of the Pre-Closing Transactions, the Articles of Incorporation of the Company filed July 25, 2006 with the Secretary of State of the State of Minnesota, as amended by the Articles of Correction of Articles of Incorporation of the Company filed July 28, 2006 with the Secretary of State of the State of Minnesota, and following the consummation of the Pre-Closing Transactions, the Articles of Organization of the Company that shall have been filed with the Secretary of State of the State of Minnesota in connection with the Conversion.

“Company Common Stock” means (a) prior to the Conversion, the common stock of the Company, par value $0.10 per share and (b) subsequent to the Conversion the units of common membership interest of the Company into which the shares of capital stock of the Company have been converted as a result of the Conversion. For avoidance of doubt, prior to the Conversion “Company Common Stock” includes Class A Voting Common Stock and Class B Nonvoting Common Stock of the Company and, following the Conversion, there shall be only one class or series of equity securities.

“Company Disclosure Schedules” means the disclosure schedules delivered by the Company to Buyer and Merger Sub concurrently with the execution and delivery of this Agreement, attached as Schedule 1 to this Agreement.

“Company Enterprise Value” means $2,700,000,000.

“Company Expenses” means, without duplication, and only to the extent not paid prior to the Closing, (a) all out-of-pocket fees and expenses payable by the Company or any of its Subsidiaries (including the Shareholder Representative, New Holdco and New Holdco Merger Sub) to the extent directly related to the transactions contemplated by this Agreement incurred through the Closing Date by the Company or any such Subsidiary, including (i) all costs, fees, and expenses, in each case, incurred by the Company or any of its Subsidiaries (including the Shareholder Representative, New Holdco and New Holdco Merger Sub) prior to the Closing in connection with the consummation of the Pre-Closing Transactions, and (ii) the amount of investment banking, financial or other advisor, legal, and accounting fees and expenses and any other transaction costs (including the fees and expenses of Moss & Barnett and JP Morgan) and (iii) any fees or amounts payable by the Company or any of its Subsidiaries under such contracts or agreements set forth on Section 5.20 of the Company Disclosure Schedules, (b) any termination fees, prepayment penalties, “breakage” costs or similar payments actually payable in conjunction with the repayment of any other Indebtedness (other than obligations with respect to the Existing Credit Facility) on the Closing Date, (c) the Net Capitalized Management Bonuses, (d) (i) the Company Side Taxes with respect to the amounts set forth in the foregoing clause (c) without duplication of the Company Side Taxes included in the definition of Capitalized Management Bonuses and (ii) the Company Side Taxes with respect to the Company LTGP Benefit Amount, (e) all obligations of the type referred to in the foregoing clauses of this definition of other Persons (other than the Company or any such Subsidiary) for the payment of which the Company or any of its Subsidiaries is responsible or liable as guarantor and (f) all fees, expenses and other charges incurred by the Company or any of its Subsidiaries in connection with the authorizations, approvals, consents and waivers of the Company or any Company Subsidiary contemplated by Sections 7.4(a) and 7.4(b) (other than, for the avoidance of doubt, the filing fees for any filings under the Antitrust Laws), and (g) any accrued interest, premiums, penalties and other fees and expenses that are required to be paid by the Company or any Company Subsidiary in respect of the foregoing; provided, that, if any cash or cash equivalents included in the amount of Closing Cash are used to pay any amount of the Company Expenses between the Adjustment Time and the Closing, the amount of such reduction shall be disregarded for purposes of calculating the amount of Company Expenses; provided. further, that in no event will Company Expenses include any amount (A) to the extent included in Assumed Indebtedness in the determination of the Merger Consideration, (B) to the extent included as Current Liabilities in the determination of Working Capital, (C) incurred directly or indirectly by the Company or any Company Subsidiary in connection with any financing, action or activity necessary for the Buyer to satisfy its obligations set forth herein or in the documents contemplated hereby, (D) incurred directly or indirectly by the Buyer or its Subsidiaries in connection with obtaining the R&W Insurance Policy, (E) incurred directly or indirectly by the Buyer or its Subsidiaries in obtaining D&O Policy or (F) for which a Party is expressly responsible for reimbursing the other Party (or Parties) under this Agreement.

“Company Incentive Agreements” means those certain agreements between the Company and certain employees of the Company or the Company Subsidiaries described on Section 5.15(a) of the Company Disclosure Schedules under the same heading.

“Company Knowledge Parties” means the individuals set forth on Section 1.1(a) of the Company Disclosure Schedules under the heading “Company Knowledge Parties”.

“Company LTGP” means that certain Long-Term Growth Plan dated January 1, 2013, as amended, which is a long term incentive plan for the benefit of certain key management employees of the Company Subsidiaries.

“Company LTGP Holders” means holders of Outstanding Company LTGP Awards.

“Company LTGP Net Benefit Amount” means the Company LTGP Benefit Amount minus the amount equal to the product of (a) the Assumed Tax Rate and (b) the aggregate amount of the Company LTGP Benefit Amount that is not treated as a Transaction Tax Deduction or otherwise deductible by the Company during a Pre-Closing Tax Period.

“Company NQRP” means that certain Nonqualified Retirement Plan Phase II Restated Effective January 1, 2011, as amended, which is a nonqualified deferred compensation plan for the benefit of certain key management employees of the Company and specified Company Subsidiaries.

“Company NQRP Benefit Amount” means the aggregate vested non-forfeitable amount payable to eligible Participants (as defined in the Company NQRP) pursuant to the Company NQRP together with Company Side Taxes attributable thereto, determined as of the Adjustment Time after giving effect to the consummation of the transactions contemplated by this Agreement.

“Company NQRP Trust” means the “Trust” as defined in the Company NQRP.

“Company NQRP Unfunded Benefit Amount” means the amount determined by subtracting from the Company NQRP Benefit Amount the sum of the following (which shall in no event be less than zero): (i) the aggregate amount of cash, cash equivalents and marketable securities on deposit with the Company NQRP Trust as of the Adjustment Time, (ii) the cash value of all life insurance policies held by the Company NQRP Trust as of the Adjustment Time and (iii) an amount equal to the product of (A) the Assumed Tax Rate and (B) the aggregate amount of the Company NQRP Benefit Amount that is not treated as a Transaction Tax Deduction or otherwise deductible by the Company during a Pre-Closing Tax Period.

“Company Plan” means a Benefit Plan that the Company or any Company Subsidiary sponsors or maintains, or to which the Company or any Company Subsidiary contributes, or with respect to which the Company or any Company Subsidiary may have any liability (actual or contingent), including by reason of having an ERISA Affiliate, to provide compensation and/or benefits to or for the benefit of any of their respective current or former employees, directors or individual service providers, or the spouses, beneficiaries or other dependents thereof.

“Company Projects-in-Process Schedule” means a schedule substantially in the form of Exhibit F reflecting, as of the Adjustment Time, the status of percentage of completion information and backlog of all active third party construction contracts in process, with financial information determined in accordance with the Balance Sheet Rules (but excluding for all purposes Job No. 928 which is the subject of the ongoing Specified Litigation).

“Company Related Party” means the Company and its stockholders, partners, members, Affiliates, directors, officers, employees, controlling persons and agents.

“Company Shareholders” means the holder(s) of any Outstanding Shares as of the relevant time of determination. For the avoidance of doubt, (i) as of the date of this Agreement, the Company Shareholders are set forth on Section 5.2(a) of the Company Disclosure Schedules; and (ii) for periods on and after the Holding Company Reorganization Date, the Company Shareholders will be comprised solely of New Holdco, as the sole holder of equity rights in the Company (which equity rights of the Company held by New Holdco will be comprised of 100% of the outstanding units of membership interest in the Company).

“Company Side Taxes” means with respect to any compensation payable or which will become payable by the Company or any Company Subsidiary in connection with or as a result of the consummation of the Merger, the applicable payroll Taxes for which the Company or any domestic Company Subsidiary (including after the Closing, the Surviving Company or any Subsidiary of the Surviving Company) is liable.

“Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, leases or other binding instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Contractual Representations” mean the representations and warranties set forth in (a) Article 5 and Sections 7.5(c), 7.18 and 7.19 of this Agreement (including the related portions of the Company Disclosure Schedules hereto) and (b) the certificate delivered pursuant to Section 8.3 hereof to the extent the same pertains to the matters referenced in Section 8.1 hereof.

“Control” or “control” means, with respect to any Person, the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting stock, by contract or otherwise (and the terms “Controlling” and “Controlled” have meanings correlative to the foregoing).

“COVID Actions” means any commercially reasonable actions taken by Party or its Affiliates (after determination by such Party or its applicable subsidiary that such actions are necessary and prudent) to the extent that such action would have been taken by a reasonable Person similarly situated as such Party or its Affiliates in connection with (i) mitigating the adverse effects of events caused by the pandemic of SARS-CoV-2 and its variants or the public health emergency resulting therefrom (including as reasonably necessary to protect the health and safety of customers, supplies, employees and other business relationships of such Person) or (ii) insuring compliance by such Person and its subsidiaries and their respective directors, officers and employees with any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other Laws, in each case, by any Governmental Authority in response to the SARS-CoV-2 and its variants.

“Credit Facility Payoff Amount” means the amount, if any, of outstanding principal and accrued but unpaid interest under the Existing Credit Facility as of Closing, any termination fees, prepayment penalties, “breakage” costs or similar payments associated with and all other costs associated with the repayment of the Existing Credit Facility on the Closing Date; provided, that if any cash or cash equivalents included in the amount of Closing Cash or any Current Assets included in the calculation of Closing Working Capital are used to reduce the Credit Facility Payoff Amount during the period between the Adjustment Time and the Closing, the amount of such reduction shall be disregarded for purposes of calculating the Credit Facility Payoff Amount. For the avoidance of doubt, the Credit Facility Payoff Amount shall be deemed to include all amounts included in the Payoff Letter with respect to the Existing Credit Facility, other than undrawn amounts in respect of letters of credit issued thereunder; provided that, for the avoidance of doubt, outstanding letters of credit issued under the Existing Credit Facility shall not be deemed to be drawn or called solely as a result of the termination of the Existing Credit Facility.

“Date hereof” and “date of this Agreement” means the date first written above.

“Deferred Payroll Taxes” means, without duplication of any Tax included in the calculations of Working Capital or Company Expenses, any Taxes payable by the Company that (i) relate to the portion of the “payroll tax deferral period” (as defined in Section 2302(d) of the CARES Act) that occurs prior to the Closing and (ii) are payable following the Closing as permitted by Section 2302(a) of the CARES Act, calculated after giving effect to any tax credits afforded under the CARES Act, the Families First Coronavirus Response Act or any similar applicable federal, state or local Law to reduce the amount of any such Taxes payable or owed.

“Designated Company Shareholder” means, subject to the second sentence of Section 12.8(b), the Company Shareholders set forth on Section 5.2(a) of the Company Disclosure Schedules in paragraphs 1(a) and 1(b) thereof; provided that, such Persons reflected in paragraph 1(b) of Section 5.2(a) of the Company Disclosure Schedules represents the respective natural Person grantors of the trusts constituting Designated Company Shareholders reflected in paragraph 1(a) of Section 5.2(a) of the Company Disclosure Schedules who are currently employed or have been employed by the Company or a Company Subsidiary, which natural Persons shall also be subject to the obligations arising from the Designated Provisions; provided further, that, for the avoidance of doubt, no institutional trustee signatory hereto or thereto nor their institutional trustee successors in trust shall be deemed to be bound as a Designated Company Shareholders.

“Encumbrance” means any and all liens, encumbrances, charges, mortgages, pledges, security interests, hypothecations, easements, rights-of-way or other encumbrances.

“Environment” means any environmental medium, including ambient air, indoor air, surface water, groundwater, drinking water, sediment and surface and subsurface strata.

“Environmental Claims” means any Actions, notices, or written information alleging or evidencing material noncompliance with or material liability arising under any Environmental Law.

“Environmental Laws” means all federal, state, local and foreign Laws, all judicial and administrative orders and determinations, and all common law, relating to public or worker health and safety, pollution or protection of the Environment or natural resources, including those relating to the use, generation, handling, treatment, transportation, storage, disposal, Release or threatened Release, or cleanup of any Hazardous Substance.

“Equitable Exceptions” means (a) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies; and (b) as to the enforcement of such rights and remedies, general principles of equity.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity that is a member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code), (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code) or (c) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or any Company Subsidiary.

“Estimated Cash Consideration” means the aggregate amount of cash to be delivered to New Holdco pursuant to Section 3.3(a)(i), which shall be equal to (a) the Estimated Merger Consideration less (b) $337,500,000, (which amount is the resultant of the product of (i) the Stock Consideration multiplied by (ii) the Closing Stock Price.)

“Exchange Act” means the Securities Exchange Act of 1934.

“Existing Credit Facility” means that certain Amended and Restated Credit Agreement, dated as of November 27, 2018, as amended, among the Company and certain of its Subsidiaries (on the one hand) and Wells Fargo Bank, N.A., (on the other hand), as the same may be amended, supplemented or otherwise modified prior to the Closing Date.

“Financial Statements” means (a) the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2018, December 31, 2019 and December 31, 2020 (collectively, the “Audited Balance Sheet”) and the related audited consolidated statements of operations, equity and cash flows of the Company and such Company Subsidiaries for the years then ended, together with the notes and schedules thereto (together with the Audited Balance Sheet, collectively the “Audited Financial Statements”) and (b) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of May 31, 2021 (the “Interim Balance Sheet”) and the related consolidated statements of operations, equity and cash flows of the Company and its Subsidiaries for the five (5) months ended May 31, 2021 (together with the Interim Balance Sheet the “Unaudited Financial Statements”).

“Forfeited Benefit Amounts” means the sum of (A) Forfeited LTGP Benefit Amount, (B) Forfeited Capitalized Management Bonus Amount, and (C) Company Side Taxes on the amounts reflected in clause (A) and (B) to the extent taken into consideration in any reduction to the Merger Consideration.

“Forfeited Capitalized Management Bonus Amount” that portion of the Capitalized Management Bonuses that does not become payable to the designated recipients thereof following the Closing due to the failure of any such recipient to satisfy the conditions required to receive payment of his or her portion of the Capitalized Management Bonus.

“Former Company Subsidiary” means the entities listed on Section 5.3(a) of the Company Disclosure Schedules.

“Fraud” means, with respect to any Party, intentional and knowing fraud with respect to the making of any Contractual Representations of such Party. For the avoidance of doubt, the definition of Fraud in this Agreement is limited to intentional and knowing fraud and does not include, and no claim may be made by any Person in relation to this Agreement or the transactions contemplated hereby for, (a) constructive fraud or other claims based on constructive knowledge or (b) negligent misrepresentation, equitable fraud or any other fraud based claim or theory that requires something less than actual knowledge of the fraudulent conduct.

“Fundamental Representations” means the representations and warranties of the Company contained in Section 5.1 (Organization and Qualification), Section 5.2 (Capitalization of the Company), Section 5.3 (Capitalization of the Company Subsidiaries), Section 5.4 (Authority; Binding Obligation), Section 5.14 (Taxes) and Section 5.23 (Brokers).

“GAAP” means United States generally accepted accounting principles in effect from time to time consistently applied.

“Governmental Authority” means any nation or government, any federal, state, provincial or other political subdivision thereof exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, or any government authority or self-regulatory organization of the United States of America or any foreign government, any state of the United States of America, or any municipality or other political subdivision thereof, and any court, tribunal or arbitral body (public or private) of competent jurisdiction.

“Hazardous Substance” means any substance, material, chemical, mixture, or waste listed, defined, designated, classified, or regulated as hazardous, toxic or radioactive, or as a pollutant or contaminant, or words of similar import, under any Environmental Laws, including petroleum products or byproducts, asbestos or asbestos-containing materials, pesticides, polychlorinated biphenyls, per- and polyfluoroalkyl substances, noise, odor, mold or radiation.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, (a) indebtedness for borrowed money (including amounts owing under the Existing Credit Facility), (b) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (c) any obligations or guarantees, contingent or otherwise, under any payment, performance or surety bond, acceptance, letters of credit or similar instruments or facilities, in each case, solely to the extent drawn upon or called (provided that, for the avoidance of doubt, outstanding letters of credit issued under the Existing Credit Facility shall not be deemed to be drawn or called for such purpose solely as a result of the termination of the Existing Credit Facility), (d) Accrued Taxes, (e) severance obligations with respect to officers or employees whose employment was terminated prior to the Closing Date, including the Company Side Taxes attributable thereto, (f) any costs and fees incurred by such Person in connection with guarantees with respect to any indebtedness of any other Person (other than the Company or any Company Subsidiary) of a type described in clauses (a) through (f) above, (g) any change of control payment, transaction bonus, discretionary bonus, “stay-put” bonus and any substantially similar payments that are payable in connection with the consummation of the Merger other than (1) the Capitalized Management Bonuses, (2) the Company LTGP Benefit Amount, and (3) the Company NQRP Benefit Amount, (h) the obligation of the Company for any deferred redemption price of Company Common Stock and (i) any Deferred Payroll Taxes to the extent unpaid as of the Closing. For the avoidance of doubt, Indebtedness shall not include: (i) any Indebtedness included in the calculation of (A) Current Liabilities in the determination of Working Capital, or (B) Company Expenses, (ii) any intercompany Indebtedness of the Company and the Company Subsidiaries that is extinguished at Closing (and for which Buyer, therefore, bears no responsibility, directly or indirectly), (iii) any Indebtedness incurred by the Buyer and its Affiliates (and subsequently assumed by the Company or any Company Subsidiary) on the Closing Date, (iv) any endorsement of negotiable instruments for collection in the ordinary course of business, (v) any deferred revenue, (vi) any liability under any contract, agreement or other arrangement between the Company or any Company Subsidiary, on the one hand, and the Buyer or any of its Affiliates, on the other hand, (vii) trade payables incurred in the ordinary course, (viii) Capitalized Management Bonuses, (ix) the Company LTGP Benefit Amount and (x) the Company NQRP Benefit Amount.

“Independent Accountant” means KPMG LLP or, if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm as shall be mutually agreed upon by the Shareholder Representative and the Buyer in writing.

“Intellectual Property” means all patents, trademarks and service marks, together with applications for the foregoing, trade names, logos, Internet domain names, copyrights, rights in software, industrial designs, inventions, proprietary know-how, confidential business information, electronic databases and trade secrets.

“Interim Balance Sheet” has the meaning set forth in the definition of Financial Statements.

“IP Licenses” means (a) licenses of material Intellectual Property to the Company or a Company Subsidiary from any third party, pursuant to which the Company or any Company Subsidiary has made payments of more than $1,000,000 in the twelve (12) calendar months ended December 31, 2020, other than shrink-wrap, click-wrap and similar non-exclusive licenses for commercially available off-the-shelf software; and (b) licenses of material Intellectual Property from the Company or a Company Subsidiary to any third party, other than contracts with customers entered into in the ordinary course of business that contain non-exclusive licenses.

“IRS” means the United States Internal Revenue Service.

“JP Morgan” means JP Morgan Securities, LLC.

“Knowledge” means (a) when used in reference to the Company or the Company Subsidiaries, after reasonable due inquiry, the actual knowledge of the Company Knowledge Parties, and (b) when used in reference to the Buyer or Merger Sub, after reasonable due inquiry, the actual knowledge of the Buyer Knowledge Parties.

“Law(s)” means any law (including common law), statute, regulation, code, ordinance, rule, form, decree, order, injunction, decision, ruling or other requirement of any Governmental Authority.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any Subsidiary.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company or any Subsidiary holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any Subsidiary thereunder, together with all amendments, modifications, supplements and guarantees.

“Losses” means any and all losses, damages, injuries, liabilities, claims, demands, settlements, assessments, judgments, awards, fines, penalties, interest, Taxes, fees (including reasonable attorneys’ fees), charges, costs (including costs of investigation) or expenses of any nature (collectively, “Losses ”) incurred or suffered by any such Person.

“made available” means that such information, document or material was made available for viewing and downloading by Buyer and Merger Sub and their respective Representatives in the online data room for “Project Blizzard” hosted by Intralinks (the “Data Room”), as such information, document or material was posted to the Data Room by not later than 11:59 p.m. Eastern Time on August 30, 2021.

“Material Adverse Effect” means any change, event, circumstance, development or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, condition (financial or otherwise), assets, liabilities (actual or contingent) or results of operations of the Company and the Company Subsidiaries, taken as a whole or (b) the ability of the Company and the Company Subsidiaries to consummate the transactions contemplated hereby when required pursuant to this Agreement and in any event prior to the Termination Date; provided, however, that “Material Adverse Effect” shall not include the impact on such business, condition, assets, liabilities or results of operations arising out of or attributable to (i) changes in conditions or effects, in each case, after the date of this Agreement, that generally affect the industries in which the Company and the Company Subsidiaries operate, including electric generating, transmission or distribution industries (including in each case any changes in operations thereof) or any change affecting retail markets for electric power or capacity or resulting from any changes in the national, regional, state, or local electric generation, transmission or distribution systems or increases or decreases in planned spending with respect thereto, (ii) seasonal fluctuations of the businesses of the Company and the Company Subsidiaries, (iii) changes in any regional, national or international economic, financial, social or political conditions, in each case, after the date of this Agreement, (iv) effects resulting from changes in the financial, banking or securities markets, in each case, after the date of this Agreement, (v) any effects or changes in conditions resulting from an outbreak or escalation of hostilities, disease, epidemic or pandemic, including the coronavirus or the taking of any COVID Action, acts of terrorism, cyber terrorism, political instability or other national or international calamity, crisis or emergency, an act of God or any governmental or other response to any of the foregoing, in each case whether or not involving the United States or any other region where the Company or any Company Subsidiary conducts business or operations, in each case, after the date of this Agreement, (vi) effects arising from changes or proposed changes in Laws or accounting principles or requirements, including any changes or proposed changes in standards, interpretations or enforcement thereof, in each case, after the date of this Agreement, (vii) effects relating to the announcement, execution or consummation of this Agreement or the transactions contemplated hereby, including the consummation of the Pre-Closing Transactions or the fact that the prospective owner of the Company and the Company Subsidiaries is the Buyer or any Affiliate of the Buyer or related to the identity of any of the Buyer’s Representatives, (viii) effects resulting from compliance with the terms and conditions of this Agreement by the Company and the Company Subsidiaries (including the failure to take any action restricted by this Agreement) or otherwise consented to in writing by the Buyer, (ix) any actions required to be undertaken by the Company or any Company Subsidiary in accordance with, subject to and consistent with Section 7.4 of this Agreement to obtain any consent or approval of any Governmental Authority or make any filing required for the consummation of the Merger and the other transactions contemplated herein or in connection therewith, including any written proposal or commitment made by any Party or its Affiliates to any Governmental Authority in accordance with, subject to and consistent with Section 7.4 or imposed by any Governmental Authority, in each case, to obtain the consent of any Governmental Authority with respect to the Merger under the Antitrust Laws or (x) any failure by the Company or any of the Company Subsidiaries to meet any projections, forecasts or estimates in and of itself (it being understood that this clause (x) shall not apply to the facts, circumstances, changes, events, developments, conditions, occurrences or events that may have given rise or contributed to any such failure and therefore any cause of any such failure may be deemed to constitute, in and of itself, a Material Adverse Effect and may be taken into consideration when determining whether a Material Adverse Effect has occurred), except that in the case of sub-clauses (i), (ii), (iii), (iv), (v) and (vi), to the extent that such conditions or effects have a disproportionate adverse impact on the businesses of the Company and the Company Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and the Company Subsidiaries operate, then, such incremental disproportionate impact shall be taken into account in the determination of Material Adverse Effect hereunder. Notwithstanding anything to the contrary in this Agreement, in determining whether a Material Adverse Effect exists, any indemnification provided under this Agreement or any insurance, claim right of contribution, other indemnity or other similar rights available to a Party shall not be taken into consideration or account. For the avoidance of doubt, a Material Adverse Effect shall be measured only against past performance of the Company and the Company Subsidiaries, taken as a whole, and not against any forward-looking statements, financial projections or forecasts of the Company or the Company Subsidiaries.

“Net Capitalized Management Bonuses” means the Capitalized Management Bonuses minus the amount equal to the product of (a) the Assumed Tax Rate and (b) the aggregate amount of the Capitalized Management Bonuses that is not treated as a Transaction Tax Deduction or otherwise deductible by the Company during a Pre-Closing Tax Period.

“New Employment Agreement” means the employment agreement or retention arrangement entered into by and between each Key Employee or each Other Key Employee and the Company, in form and substance acceptable to the Buyer.

“New Holdco” means David Henry Company, a Minnesota corporation and 100% wholly-owned subsidiary of the Company, which entity has been formed solely for the purpose of effecting the Holding Company Reorganization.

“New Holdco Merger Sub” means David Henry Merger Sub, Inc. a Minnesota corporation to be formed as a 100% wholly-owned subsidiary of New Holdco and an indirect 100% wholly-owned subsidiary of the Company, solely for the purpose of effecting the Holding Company Reorganization.

“Order” means any writ, decree, order, judgment, injunction, rule, ruling, encumbrance, voting right, or consent of or by a Governmental Authority.

“Outstanding Shares” means as of the relevant time of determination hereunder, the shares of Company Common Stock issued to and outstanding in the name of the Company Shareholders; provided, that, following the Holding Company Reorganization Date, references to “Outstanding Shares” shall also mean shares of New Holdco common stock (except as otherwise expressly provided herein and, in that regard, for periods on and after the Holding Company Reorganization Date, (a) references to “Outstanding Shares” herein will not be deemed to give Buyer any rights to acquire shares of New Holdco common stock and (b) protections afforded to Company Shareholders herein will extend to the Designated Company Shareholders, unless otherwise provided herein).

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any Subsidiary as of the date of this Agreement excepting therefrom such real property that is set forth on Section 1.1(c) of the Company Disclosure Schedules.

“Permitted Encumbrances” means (a) Encumbrances securing the obligations of the Company and the Company Subsidiaries pursuant to the Existing Credit Facility or other obligations to the extent terminated in connection with the Closing, (b) Encumbrances expressly disclosed in the Audited Financial Statements, (c) statutory Encumbrances for Taxes, assessments and other government charges not yet due and payable (or which are being contested in good faith by appropriate proceedings with appropriate reserves maintained in accordance with GAAP), (d) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like Encumbrances arising in the ordinary course of business of the Company and the Company Subsidiaries (on account of amounts not yet due and payable or, to the extent disclosed on Section 1.1(b) of the Company Disclosure Schedules, which are being contested in good faith by appropriate proceedings), (e) Encumbrances relating to the transferability of securities under applicable securities Laws, (f) Encumbrances securing rental payments under capitalized leases if only encumbering the subject of the applicable capitalized lease and disclosed on Section 1.1(b) of the Company Disclosure Schedules, (g) (i) Encumbrances in favor of the lessors and licensors under leases and licenses, and Encumbrances to which the fee simple interest (or any superior leasehold interest) in the Leased Real Property is subject, and (ii) Encumbrances, such as easements, rights-of-way, restrictive covenants, encroachments and similar matters of record affecting title to such Real Property, in each case, that do not or would not materially impair or detract from the current use or occupancy of the applicable assets or Real Property in the operation of the business presently conducted thereon, (h) zoning, entitlement, building, and other land use regulations and codes imposed by any Governmental Authority having jurisdiction over the Real Property which are not violated by the current use or occupancy of such Real Property or the operation of the business thereon, (i) licenses of Intellectual Property rights, and (j) the Encumbrances set forth on Section 1.1(b) of the Company Disclosure Schedules.

“Person” means any individual, corporation (including any not for profit corporation), general or limited partnership, limited liability partnership, joint venture, estate, trust, firm, company (including any limited liability company or joint stock company), association, organization, entity or Governmental Authority.

“Personal Information” means, in addition to any information defined or described by a Person or any of its Subsidiaries as “personal information” in any privacy notice or other public-facing statement by or on behalf of such Person or its Subsidiaries, all information identifying an individual or regarding an identified or identifiable individual (such as name, address, telephone number, email address, financial account number, government-issued identifier, and any other data used or intended to be used to identify, contact or precisely locate a person).

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on (and including) the Closing Date.

“Pre-Closing Transaction Documents” means all agreements, documents, instruments and certificates executed, delivered and filed in connection with the Pre-Closing Transactions.

“Predecessor Entity” means the Company and each domestic Company Subsidiary converted into a Minnesota limited liability company as part of the Pre-Closing Transactions as a result of the Conversion.

“Proceeding” means any cause of action, litigation, suit, hearing, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at Law, in contract, in tort or otherwise.

“Property Taxes” means all real property Taxes, personal property Taxes and similar ad valorem Taxes.

“Pro Rata Portion” means, with respect to the Company Shareholders, the percentage obtained by dividing (a) the number of Outstanding Shares held by such Company Shareholder as of the relevant time of determination hereunder by (b) the total number of Outstanding Shares as of the relevant time of determination hereunder, in each case, in accordance with the Company Charter; provided that, for the avoidance of doubt, the Pro Rata Portion with respect to the Designated Company Shareholders will be the percentage obtained by dividing (i) the number of Outstanding Shares held by such Designated Company Shareholder as of the relevant time of determination hereunder by (ii) the total number of Outstanding Shares as of the relevant time of determination hereunder, in each case, in accordance with the Articles of Organization of New Holdco.

“R&W Insurance Policy” means an insurance policy that may be bound for coverage of the Buyer, the Surviving Company and the Subsidiaries of the Surviving Company with respect to the transactions contemplated by this Agreement.

“Real Property” means the Owned Real Property and Leased Real Property.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, migration, movement or disposing into or through the Environment (including the abandonment or discarding of barrels, containers, and other closed receptacles containing any Hazardous Substance).

“Representatives” means, with respect to any Person, any director, manager, officer, agent, employee, partner, member, equityholder, consultant, advisor or representative of such Person.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Shareholder Representative” means, with respect to its capacity of representing the Company Shareholders pursuant to Section 4.1, (a) prior to the occurrence of the Holding Company Reorganization Date, the Company and (b) at any time thereafter, New Holdco; provided, that, for the avoidance of doubt, following the Holding Company Reorganization Date, New Holdco will be solely responsible for any actions taken hereunder by the Company but only to the extent such actions are undertaken by the Company prior to Closing, including to the extent such actions were taken by the Company in its capacity as the “Shareholder Representative” pursuant to the limits of authority granted pursuant to Section 4.1.

“Specified Litigation” shall have the meaning set forth on Section 1.1(d) of the Company Disclosure Schedules.

“Specified Litigation Amount” means the actual amount recovered or paid by the Surviving Company or its Subsidiaries as a result of any settlement, assessment, judgment, award, fine or penalty and any interest thereon from the Specified Litigation, including insurance recoveries.

“Specified Litigation Expenses” means all reasonable and documented out-of-pocket third-party costs or expenses incurred by the Company or any Company Subsidiary, or after the Adjustment Time, the Buyer, the Surviving Company or any of their respective Subsidiaries, in the investigation, prosecution or defense of the Specified Litigation, including amounts incurred in satisfying any settlement, assessment, judgment, award, fine or penalty and any interest thereof. The portion thereof incurred prior to the Adjustment Time are herein the “Pre-Closing Specified Litigation Expenses” and the portion thereof incurred from and after the Adjustment Time are herein the “Post-Closing Specified Litigation Expenses.”

“Specified Provisions” means Section 7.1(b)(ii), Section 7.1(b)(vii)(A), Section 7.1(b)(xi), Section 7.1(b)(xiv) and 7.1(b)(xv).

“Step Down Holdback Balance” means the positive amount, if any, between (a) the Buyer Adjustment Holdback Amount after such amounts payable to the Buyer or the Surviving Company under Sections 3.5 and 3.6, if any, have been paid in full minus (b) $30,000,000.

“Stock Consideration” means the aggregate number of shares of Buyer Common Stock to be delivered to the Designated Company Shareholders pursuant to Section 3.3(a)(ii), which shall equal the quotient of (a) $337,500,000 divided by (b) the Closing Stock Price; provided, however, if at any time during the period between the date of this Agreement and the Adjustment Time, any change in the outstanding shares of Buyer Common Stock shall occur by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange, redemption, or readjustment of shares, or any stock dividend or distribution paid in Buyer Common Stock, the Stock Consideration shall be appropriately adjusted to reflect such change.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to a specified Person, any corporation, partnership, limited liability company, limited liability partnership, joint venture, or other legal entity (a) of which the specified Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, more than 50% of the voting stock or other equity or partnership interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body, of such legal entity, or (b) of which the specified Person controls the management.

“Tax” or “Taxes” means all federal, state, county, local, municipal, non-U.S. and other income, gross receipts, ad valorem, franchise, profits, sales or use, transfer, registration, excise, utility, environmental, communications, real or personal property, capital unit, license, payroll, wage or other withholding, employment, social security (or similar), severance, stamp, occupation, premium, windfall profits, customs duties, unemployment, disability, value added, unclaimed property or escheatment, alternative or add on minimum, estimated or other taxes, assessments, duties or similar charges of any kind whatsoever, including all interest, penalties and additions imposed with respect to such amounts, imposed by any Governmental Authority, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person under Law (including Treasury Regulation 1.1502-6 or any other similar provision of state, local or non-U.S. Law), by contract, as a transferee or successor or otherwise.

“Tax Returns” means any report, declaration, return, estimate, information return, claim for refund, election, disclosure or statement of any kind supplied or required to be supplied to a Governmental Authority in connection with Taxes, including any schedule or attachment thereto and any amendment thereof.

“Transaction Tax Deductions” means, without duplication, the deductions for U.S. federal and state income tax purposes resulting from the payment or accrual of (a) all fees, expenses and interest (including any breakage fees or accelerated deferred financing fees) incurred in connection with the payment of any Indebtedness at Closing, (b) (i) severance obligations with respect to officers or employees whose employment was terminated prior to the Closing taken into account in determining Indebtedness, and (ii) the Company Side Taxes with respect to the amounts set forth in the foregoing clause (i) taken into account in determining Indebtedness, (c) the Company LTGP Benefit Amount, (d) the Company NQRP Benefit Amount (e) the Capitalized Management Bonuses, (f) the Company Side Taxes with respect to the amounts set forth in the foregoing clause (c), (d) and (e), and (g) the Company Expenses (to the extent deductible for applicable income tax purposes); provided, that the amount of the Transaction Tax Deductions shall be computed assuming that an election is made to treat seventy percent (70%) of the amount of any success-based fee (as described in Revenue Procedure 2011-29) as an amount that does not facilitate the transaction pursuant to the safe harbor in Revenue Procedure 2011-29 and are therefore deductible in a Pre-Closing Tax Period.

“Transfer Agent” means American Stock Transfer & Trust Company, LLC.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Unaudited Financial Statements” has the meaning set forth in the definition of Financial Statements.

“Willful Breach” means, with respect to any representation, warranty, agreement or covenant set forth in this Agreement, an intentional action or omission by a Party that both (a) causes such Party to be in material breach of such representation, warranty, agreement or covenant and (b) such Party actually knows, or after reasonable due inquiry should have known, at the time of such intentional action or omission is or would constitute a material breach, or would reasonably be expected to result in a material breach, of such representation, warranty, agreement or covenant; provided, that, notwithstanding the foregoing, the failure of a Party to consummate the Merger when the relevant conditions to the Merger set forth in Article VIII of this Agreement have been satisfied and such Party is obligated to effectuate the Closing pursuant to Section 2.2 will, in and of itself, constitute a Willful Breach.

“Working Capital” means, at any date, an amount equal to all Current Assets minus all Current Liabilities as of such date, as determined in accordance with the Balance Sheet Rules.

1.2 Other Capitalized Terms. The following terms shall have the meanings specified in the indicated Section of this Agreement:

Term	Section
2021 Annual Bonus Targets	7.12(c)
2021 Bonuses	7.12(c)
Agreement	Preamble

Allocation	7.11(g)
Alternate Debt Financing	7.6(b)
Anti-Takeover Laws	7.15
Business Combination Proposal	7.5(a)
Buyer	Preamble
Buyer Benefit Plan	7.12(b)
Buyer Disclosure Schedules	Article 6
Buyer Material Adverse Effect	6.5
Buyer Related Parties	12.8(c)
Buyer Releasors	12.11(a)
Buyer SEC Reports	6.16
Buyer Termination Fee	10.5(b)(ii)
Certificate of Merger	2.2(b)
Certificates	3.4(a)
Closing	2.2(a)
Closing Cash Estimate	3.5(a)
Closing Company Expenses	3.3(c)
Closing Date	2.2(a)
Closing Working Capital	Exhibit B
Company	Preamble
Company Acquisition Proposal	7.5(b)
Company Buy/Sell Agreements	5.2(a)
Company Disclosure Schedules	Article 5
Company Labor Agreement	5.16(c)
Company LTGP Benefit Amount	3.2(d)(i)
Company LTGP Holder Agreement	3.4(b)
Company Real Property	5.19(a)
Company Subsidiary	5.3(a)
Company Termination Fee	10.5(b)(i)
Competing Business	7.17
Complaint	7.6(c)
Confidential Information	7.17
Confidentiality Agreement	7.3(c)
Contingent Consideration	Exhibit J
Continuing Employees	7.12(a)
Conversion	2.1(a)(iv)
COVID Company Exception	7.1(a)
Current Assets	Exhibit B
Current Liabilities	Exhibit B
D&O Policy	7.8(c)
Debt Commitment Letter	6.7(a)
Debt Financing	6.7(a)
Debt Financing Sources	6.7(a)
Delaware Law	Recitals
Designated Provisions	Preamble
DGCL	Recitals

Effective Time	2.2(b)
Estimated Assumed Indebtedness Amount	3.5(a)
Estimated Closing Cash Amount	3.5(a)
Estimated Closing Statement	3.5(a)
Estimated Company LTGP Net Benefit Amount	3.5(a)
Estimated Company NQRP Unfunded Benefit Amount	3.5(a)
Estimated Merger Consideration	3.1
Excluded Information	7.6(c)
Final Assumed Indebtedness	3.5(d)
Final Closing Cash	3.5(d)
Final Closing Company Expenses	3.5(d)
Final Company LTGP Net Benefit Amount	3.5(d)
Final Company NQRP Unfunded Benefit Amount	3.5(d)
Final Projects-in-Process Adjust Amount	3.6(c)
Final Working Capital	3.5(d)
Financing Commitments	6.7(a)
Financing Financial Statements	7.6(c)
Forfeited LTGP Benefit Amount	3.2(d)(i)
Holding Company Reorganization	Recitals
Indemnified Parties	7.8(a)
Independent Accountant Procedures	3.5(c)(ii)
Insurance Policies	5.18
Interim Debt Financing	6.7(a)
Key Employees	7.22
Labor Agreements	5.16(b)
Licenses	5.10
Lock-Up Period	7.19
Material Contracts	5.11(a)
Material Customers	5.12
Material Suppliers	5.12
MBCA	Recitals
Merger	Recitals
Merger Consideration	2.1(b)
Merger Consideration Components	3.1
Merger Law	Recitals
Merger Sub	Preamble
Minimum Cash Amount	7.16
Moss & Barnett	2.2(a)
MRLLCA	Recitals
Multiemployer Plan	5.15(d)
New Debt Commitment Letter	7.6(b)
Non-Compete Party	7.17
Non-Compete Period	7.17
Notice of Disagreement	3.5(c)
Notice of Projects-in-Process Disagreement	3.5(c)
Other Debt Financing	6.7(a)

Other Key Employees	7.22
Outstanding Company LTGP Award	3.2(d)(i)
Owned Intellectual Property	5.8(a)
Payoff Letters	3.3(b)
Party or Parties Preamble
Pre-Closing Tax Matter	7.11(e)
Pre-Closing Transactions	2.1(a)
Projects-in-Process Gross Profit/Loss Adjustment Amount	3.6(a)
Projects-in-Process Reconciliation Period	3.6(a)
Projects-in-Process Reconciliation Statement	3.6(a)
Related Parties	10.5(d)
Required Amounts	6.7(a)
Required Financing Information	7.6(c)
Requisite Regulatory Approvals	5.6
Section 1542	12.11(b)
Shareholder Representative’s Releasors	12.12(a)
Shareholders’ Related Parties	12.8(a)
Statement	3.5(b)
Straddle Period Tax Return	7.11(b)
Surviving Company	Recitals
Surviving Company Released Parties	12.12(a)
Termination Date	10.2(a)
Territory	7.17
Specified Litigation Counterclaim Payment	7.13(c)
Trade Secrets	7.17
Transfer Taxes	12.16
WARN Act	5.16(e)
Working Capital Estimate	3.5(a)

1.3 Interpretive Provisions. Unless the express context otherwise requires:

(a) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean United States Dollars;

(d) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender shall include each other gender;

(g) the word “or” shall not be exclusive;

(h) references to “written” or “in writing” include in electronic form;

(i) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this clause (i) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(j) references to “the Company” and the “Company Subsidiaries” with respect to periods following the Effective Time shall mean the “Surviving Company” and the “Subsidiaries of the Surviving Company”, respectively;

(k) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(l) any reference to “days” shall mean calendar days unless Business Days are expressly specified;

(m) references herein to any contract or agreement (including this Agreement) mean such contract or agreement as amended, restated, supplemented or modified from time to time in accordance with the terms thereof;

(n) with respect to the determination of any period of time, the word “from” means “from and including” and each of the words “to” and “until” means “to but excluding”;

(o) references herein to any Law or any license mean such Law or license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time;

(p) references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder;

(q) any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends;

(r) if the last day for the giving of any notice or the performance of any action required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day;

(s) if a word is defined in this Agreement, a derivative of that word shall have a corresponding meaning;

(t) the phrase “to the extent” means the degree by which;

(u) each of the Merger Consideration Components shall be calculated without duplication of any amounts included in the calculation of any other of the foregoing terms; and

(v) the word “threatened” shall mean “threatened in writing.”

ARTICLE 2.

THE MERGER

2.1 Holding Company Reorganization; Conversion; Merger.

(a) Prior to the Closing, (y) but subject to the satisfaction (or waiver by the Company) of the conditions precedent to the obligations of the Company set forth in Article 9 (other than those conditions that by their nature are to be satisfied at the Closing but which are capable of being satisfied at such time) and (z) in accordance with the other terms and conditions hereof (including those set forth in Section 7.14), the Company shall, and shall cause its domestic Subsidiaries to, take the following actions (collectively, the “Pre-Closing Transactions”) in the order set forth below:

(i) The Company shall form New Holdco and, in conjunction with such formation and effective as of the date of formation of New Holdco, file an election on form 8869 with the IRS (and any similar state law form) to treat New Holdco as a qualified subchapter S subsidiary for state and federal income tax purpose including checking the box in Part II, Item 14 thereof;

(ii) At least one (1) Business Day after the formation of New Holdco, the Company shall cause New Holdco to form New Holdco Merger Sub and effective as of the date of formation of New Holdco Merger Sub, file an election on form 8869 with the IRS (and any similar state law form) to treat New Holdco Merger Sub as a qualified subchapter S subsidiary for state and federal income tax purpose including checking the box in Part II, Item 14 thereof;

(iii) At least one (1) Business Day after the formation of New Holdco Merger Sub, the Company shall take, and cause its Subsidiaries to take, any and all actions necessary to complete a holding company reorganization pursuant to and in compliance with the requirements of MBCA 302A.626 (which provisions are incorporated herein by this reference), pursuant to which, (A) the Company will merge with New Holdco Merger Sub (with the Company surviving such merger and the separate legal existence of New Holdco Merger Sub ceasing) and become a direct, wholly-owned subsidiary of New Holdco, (B) the Company shall file the articles of merger to effect the Holding Company Reorganization with the Minnesota Secretary of State (the effective date of filing the Articles of Merger for the Holding Company Reorganization is referred to herein as the “Holding Company Reorganization Date”) and (C) New Holdco shall file an election on form 8869 with the IRS (and any similar state law form) to treat the Company as a qualified subchapter S subsidiary for state and federal income tax purpose including checking the box in Part II, Item 14 thereof effective as of the Holding Company Reorganization Date;

(iv) At least one (1) Business Day after the Holding Company Reorganization Date, the Company shall take, and cause each of its domestic Subsidiaries in existence as of the Holding Company Reorganization Date to take, any and all actions necessary to convert into a Minnesota limited liability company (the “Conversion”) pursuant to and in accordance with Section 302A.682 of the MBCA and Section 322C.1007 of the MRLLCA, which provisions are incorporated herein by this reference, including the filing of a plan of conversion for each respective Predecessor Entity with the Minnesota Secretary of State to effect the Conversion (the effective date of filing of each such plan of conversion is herein the respective Predecessor Entity’s “Conversion Date”).

(v) Each Predecessor Entity shall make an Entity Classification Election by filing IRS Form 8832 to be effective as of the applicable Predecessor Entity’s Conversion Date, which Form 8832 shall reflect that each respective Predecessor Entity is electing pursuant to Part I, Box 6(c) thereof to become a domestic eligible entity with a single owner electing to be disregarded as a separate entity.

(vi) On or after the Company’s Conversion Date, the Company shall distribute the non-operating assets that are described on Section 1.1(c) of the Company Disclosure Schedules or that are determined to be excluded from the transaction contemplated by this Agreement by mutual agreement of the Buyer (with respect to which, the Parties have mutually agreed to so exclude Blattner Wind ULC if it has not been dissolved prior to the Pre-Closing Transactions, for which the Company shall use commercially reasonable efforts to effect prior to Closing) and the Shareholder Representative, including transferring by deed the real property described on Section 1.1(c) of the Company Disclosure Schedules.

(vii) The Company shall cause fully executed copies of all Pre-Closing Transaction Documents and evidence satisfactory to the Buyer that the Company has completed the Pre-Closing Transactions as set forth in this Section 2.1(a).

(b) At Closing, Buyer will (i) acquire all of the Outstanding Shares of the Company (which, for the avoidance of doubt shall not include any of the shares of New Holdco common stock) pursuant to the Merger to complete the Closing and (ii) as the sole consideration therefor, pay (A) the Estimated Merger Consideration to the Designated Company Shareholders pursuant to this Agreement and (B) any other amounts required to be paid by the Buyer to the Shareholder Representative or Designated Company Shareholders, as applicable, following the Closing pursuant to this Agreement, including Sections 3.4(e), Section 3.5(d), Section 3.6, Section 3.8, Section 7.13 and Section 7.21 (clauses (A) and (B), collectively, the “Merger Consideration”), in each case, pursuant to the terms of this Agreement. New Holdco shall be deemed to be a Party hereto (but shall also execute a joinder to this Agreement if so requested by the Buyer) from and after its formation automatically upon consummation of the Holding Company Reorganization for purposes of receiving the consideration for the transactions contemplated herein, to effect the consummation of the Merger at Closing and in its capacity as Shareholder Representative from and after such date.

(c) At the Effective Time, subject to the terms and conditions of this Agreement and in accordance with Merger Law, (a) Merger Sub shall be merged with and into the Company, (b) the separate legal existence of Merger Sub shall cease and (c) the Company shall be the Surviving Company of the Merger and shall continue its legal existence under the MRLLCA immediately after the Effective Time in accordance with the MRLLCA. At the Effective Time, the effect of the Merger shall be as provided herein and in the applicable provisions of Merger Law. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers, franchises and assets of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations and duties of the Company and Merger Sub as of such time shall become the debts, liabilities, obligations and duties of the Surviving Company. As a result of the Merger, all of the respective Outstanding Shares of the Company (which, for the avoidance of doubt, shall not include any of the shares of New Holdco common stock) and equity interest in Merger Sub, will be converted or cancelled in the manner provided in Article 3.

2.2 Effective Time; Closing Date.

(a) The closing of the Merger (the “Closing”) shall take place at the offices of Moss & Barnett, P.A. (“Moss & Barnett”), 150 South Fifth Street, Suite 1200, Minneapolis, Minnesota 55402, at 9:00 a.m. local time, on the second (2nd) Business Day after the date that all of the conditions to the Closing set forth in Article 8 and Article 9 (in each case, other than those conditions which, by their terms, are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived by the Party entitled to waive the same, or at such other date, time and place that the Shareholder Representative and the Buyer may agree in writing; provided, that, except as otherwise requested in writing by a Party hereto, all Closing transactions shall be effectuated by electronic delivery of the documents and other certificates or instruments to be delivered by such party pursuant to Section 3.3, signed by a duly authorized officer on behalf of the applicable Party as provided for in the applicable document(s) being signed by each such Party. The date upon which the Closing occurs is referred to herein as the “Closing Date.”

(b) On the Closing Date, the Company and Merger Sub shall cause the Merger to be consummated by filing (i) duly executed articles of merger with the Secretary of State of the State of Minnesota together with a plan of merger and (ii) a duly executed certificate of merger with the Secretary of State of the State of Delaware (the foregoing articles of merger and certificate of merger herein collectively the “Certificate of Merger”) and the Parties shall make all other filings or recordings required by Merger Law or other applicable Law in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed in accordance with the applicable provisions of Merger Law (the date and time when the Merger is effective, the “Effective Time”).

2.3 Surviving Company Organizational Matters.

(a) Surviving Company Charter Documents. The Company Charter, as in effect immediately prior to the Effective Time, shall be amended and restated at the Effective Time to read in the form of Exhibit C and, as so amended and restated, such articles of organization shall be the articles of organization of the Surviving Company as of the Effective Time, until thereafter changed or amended as provided therein or pursuant to applicable Law. The limited liability company agreement (or equivalent governing document) of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated at the Effective Time to read in the form of Exhibit D and, as so amended and restated, such limited liability company agreement shall be the operating agreement of the Surviving Company as of the Effective Time, until thereafter changed or amended as provided therein or pursuant to applicable Law.

(b) Directors and Officers of the Surviving Company. The directors of Merger Sub shall be the members of the board of directors (or equivalent governing body) of the Surviving Company immediately following the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be. Each of Buyer, Merger Sub and the Company shall take all action necessary to implement the provisions of this Section 2.3.

2.4 Further Assurances. At and after the Effective Time, each Party will, and will cause its Affiliates to, execute and deliver such further instruments and take such additional action as any other Party may reasonably request to effect or consummate the transactions contemplated hereby. In furtherance of the foregoing, if, at any time after the Effective Time, the Surviving Company shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Company, its right, title or interest in, to or under any of the properties, rights, privileges, powers, franchises or assets of either the Company or Merger Sub or (b) otherwise to carry out the purposes of this Agreement, the Surviving Company and its proper officers and directors, as applicable, or their designees shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and do, in the name and on behalf of the Company or Merger Sub, all such other acts and things reasonably necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under any of the properties, rights, privileges, powers, franchises or assets of the Company or Merger Sub, as applicable, and otherwise to carry out the purposes of this Agreement. The Surviving Company shall bear the out-of-pocket expenses incurred by it with respect to the actions to be taken pursuant to this Section 2.4.

2.5 Tax Consequences. The Parties intend that, for United States federal income tax purposes, the Merger, after giving effect to the Pre-Closing Transactions, shall constitute the sale by New Holdco of all of the assets of the Company and each Company Subsidiary to the Buyer and no Party shall take any contrary tax position unless otherwise required by applicable law.

ARTICLE 3.

MERGER CONSIDERATION; CONVERSION OF SECURITIES

3.1 Calculation of the Estimated Merger Consideration. The “Estimated Merger Consideration” shall be equal to:

(a) Company Enterprise Value;

(b) plus the Working Capital Estimate (provided that, for the avoidance of doubt, if the Working Capital Estimate is a negative number, it will result in a decrease to the amount of the Estimated Merger Consideration);

(c) plus the Estimated Closing Cash Amount;

(d) minus the sum of:

(i) the Credit Facility Payoff Amount;

(ii) the Estimated Assumed Indebtedness Amount;

(iii) the Estimated Company LTGP Net Benefit Amount;

(iv) the Estimated Company NQRP Unfunded Benefit Amount;

(v) the Estimated Closing Company Expenses; and

(vi) the Buyer Adjustment Holdback Amount.

The components of the Estimated Merger Consideration referenced in clauses (b), (c) and (d) (other than (y) the Credit Facility Payoff Amount and (z) the Buyer Adjustment Holdback Amount) of this Section 3.1 shall be determined in accordance with and subject to adjustment following the Closing pursuant to Section 3.5 (such components, the “Merger Consideration Components”). The Estimated Merger Consideration shall be paid in the form of the Estimated Cash Consideration and the Stock Consideration.

3.2 Effect of the Merger on Capital Stock of the Company and Merger Sub. At the Effective Time, as a result of the Merger and without any action on the part of Buyer, Merger Sub, the Company or any holder of any Company Common Stock:

(a) Capital Stock of Merger Sub. All of the limited liability company interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for an equivalent number of limited liability company interests (free of any Encumbrances) in the Surviving Company. Any certificate of Merger Sub evidencing limited liability company interests in Merger Sub shall automatically be deemed to evidence ownership of limited liability company interests in the Surviving Company.

(b) Cancellation of Treasury Shares of the Company. All Company Common Stock outstanding immediately prior to the Effective Time and owned directly or indirectly by the Company, if any (whether held in treasury or otherwise) will be automatically cancelled and will cease to exist and no consideration will be delivered in exchange therefor.

(c) Conversion of Outstanding Shares.

(i) All Outstanding Shares of the Company (which, for the avoidance of doubt shall not include any of the shares of New Holdco common stock) immediately prior to the Effective Time (for the avoidance of doubt, excluding any Company Common Stock to be cancelled pursuant to Section 3.2(b)) will be cancelled and extinguished and be converted into the right to receive payment of the Merger Consideration as provided herein.

(ii) The Shareholder Representative will be solely responsible for distributing (or designating for distribution, as set forth herein) the Merger Consideration to the Company Shareholders (as of the Effective Time) in accordance with the Company Charter and applicable provisions of Merger Law. Without limiting Section 4.1, the Buyer will be entitled to rely on any decision, action, consent or instruction of New Holdco (or any successor or agent thereof) relating to this Agreement or the transactions contemplated hereby, as being the decision, action, consent or instruction of the Company Shareholders, and the Buyer (and its directors, officers, employees, Affiliates and representatives) is hereby relieved from any and all Losses to any Company Shareholder or any of their respective Affiliates or successors or representatives or any other Person for acts done or omissions made by the Buyer (and its directors, officers, employees, Affiliates and representatives) in accordance with any such decision, act, consent or instruction.

(d) Company LTGP Awards.

(i) Subject to and in accordance with the relevant provisions of the Company LTGP, at the Effective Time, (i) each Company LTGP award outstanding immediately prior to the Effective Time (each, an “Outstanding Company LTGP Award”) shall automatically and without any required action on the part of the Company LTGP Holder thereof, become fully vested (to the extent not previously vested), and (ii) each Outstanding Company LTGP Award shall be cancelled in exchange for an amount, less applicable withholding Taxes and deductions, equal to the Benefit Amount (as defined in the Company LTGP) payable with respect to such Outstanding Company LTGP Award under Section 4.3.1 of the Company LTGP (such Benefit Amounts, collectively, the “Company LTGP Benefit Amount”). The Company LTGP Benefit Amount shall be paid to the Company LTGP Holders at such times and subject to such conditions as set forth in the Company LTGP. Any portion of the Company LTGP Net Benefit Amount that does not become payable to the Company LTGP Holders following the Closing due to the failure of any Company LTGP Holder to satisfy the conditions required to receive payment of his or her portion of the Company LTGP Benefit Amount (such amounts, collectively, the “Forfeited LTGP Benefit Amount”) shall be delivered to the Shareholder Representative pursuant and subject to Section 3.4(c).

(ii) The Company LTGP will be terminated and cancelled effective as of immediately prior to the Effective Time.

(iii) From and after the Effective Time, the holders of Outstanding Company LTGP Awards shall cease to have any rights with respect thereto, other than the right to receive the applicable portion of the Company LTGP Benefit Amount in accordance with the terms of the Company LTGP (and, for clarity, the holders of Outstanding Company LTGP Awards shall have no rights under this Agreement or otherwise in respect of the Merger).

(iv) The Company shall, prior to the Effective Time, take all actions, including providing all notices, adopting all resolutions and obtaining all consents, in each case, that are necessary or desirable to effectuate this Section 3.2(d) in accordance with and pursuant to the terms of the Company LTGP and any applicable agreements evidencing Company LTGP awards. Buyer shall be entitled to advance review and approval all such documentation, which review and approval shall not be unreasonably delayed or withheld.

(e) No Fractional Shares. No fractional shares of Buyer Common Stock shall be issued as the Stock Consideration and the Designated Company Shareholders shall be entitled to receive the nearest whole share of Buyer Common Stock rounded upwards, without reducing or increasing the amount of the Estimated Cash Consideration payable pursuant to this Agreement.

3.3 Transactions to be Completed at the Closing. At the Closing or as otherwise specified in this Section 3.3, but subject to the satisfaction (or waiver by the Buyer or the Shareholder Representative, as applicable) of the conditions precedent set forth in Article 8 or Article 9, as applicable (other than those conditions that by their nature are to be satisfied at the Closing but which are capable of being satisfied at such time), the following transactions shall be effected:

(a) The Buyer shall deliver or caused to be delivered:

(i) to the Designated Company Shareholders (as specified on Section 5.2(a) of the Company Disclosure Schedules) by wire transfer of immediately available funds to such bank account or bank accounts designated in writing by the Shareholder Representative (such designation to be made at least two (2) Business Days prior to the Closing Date), an amount in cash equal to the Estimated Cash Consideration in respect of the Outstanding Shares of the Company (which, for the avoidance of doubt shall not include any of the shares of New Holdco common stock).

(ii) to the Shareholder Representative, a copy of an instruction letter to the Transfer Agent, duly executed by an authorized signatory of Buyer, directing that the Stock Consideration be issued in the name of the Designated Company Shareholders (as specified on Section 5.2(a) of the Company Disclosure Schedules), as applicable, in book-entry form bearing the restrictive legends set forth in Section 7.18 and Section 7.19; provided, that, subject to the preceding clause of this sentence, Buyer shall cause the Transfer Agent to provide confirmation of the issuance of the shares of Buyer Common Stock in book-entry form to the Designated Company Shareholders no later than five (5) Business Days after the Closing Date and use commercially reasonable efforts (without any obligation to incur any cost or expense) to cause its transfer agent to provide oral confirmation of the issuance of such Stock Consideration in book-entry form on the Closing Date.

(iii) by wire transfer of immediately available funds to such bank account or bank accounts designated in writing by the trustee(s) of the Company NQRP, an amount in cash equal to the Company NQRP Unfunded Benefit Amount (such designation to be made at least two (2) Business Days prior to the Closing Date).

(iv) to the applicable lender(s) under the Existing Credit Facility or its designee(s), by wire transfer of immediately available funds to such bank account or bank accounts as set forth in the Payoff Letters, an amount equal to the Credit Facility Payoff Amount.

(v) to the parties entitled thereto, by wire transfer of immediately available funds, the Closing Company Expenses to be paid at the Closing.

(vi) to the Shareholder Representative, all of the documents required to be delivered by the Buyer, and/or Merger Sub pursuant to Article 9, duly executed by the Buyer and/or Merger Sub, as applicable.

The foregoing provisions of clauses (i) and (ii) of this Section 3.3(a) to the contrary notwithstanding, the Shareholder Representative shall be entitled to deliver to the Buyer an allocation statement (the “Estimated Merger Consideration Allocation Statement”) reflecting each Designated Company Shareholder’s allocation of the Estimated Merger Consideration not later than the Company’s delivery of the Estimated Closing Statement pursuant to Section 3.5(a) that provides for an allocation of the Estimated Cash Consideration and the Stock Consideration between and among the Designated Company Shareholders that differs from an allocation of each such Designated Company Shareholder’s Pro Rata Portion of each such component of Estimated Merger Consideration provided, that (i) the Shareholder Representative certifies on such Estimated Merger Consideration Allocation Statement to the Buyer in writing that the allocation of the Estimated Cash Consideration and the Stock Consideration reflected thereon achieves an equitable allocation of the aggregate Estimated Merger Consideration based on each such Designated Company Shareholder’s Pro Rata Portion thereof, after taking into consideration the market fluctuation of the Stock Consideration from the date of this Agreement to the date of delivery of the Estimated Merger

Consideration Allocation Statement, and (ii) each Designated Company Shareholder executes and delivers to the Buyer in conjunction therewith a certification (the form of which shall be subject to Buyer’s approval, not to be unreasonably withheld, conditioned or delayed) that consenting to the allocation reflected on the Estimated Merger Consideration Allocation Statement, which certification shall expressly include a statement that the Buyer is entitled to rely on such allocation reflected therein and the Buyer (and its directors, officers, employees, Affiliates and representatives) (each of whom will be expressly included as third party beneficiaries of such certification) is further relieved and fully released from any and all Losses to any Designated Company Shareholder or any of their respective Affiliates or successors or representatives or any other Person for acts done or omissions made by the Buyer (and its directors, officers, employees, Affiliates and representatives) in accordance with Buyer’s reliance on the Estimated Merger Consideration Allocation Statement in making disbursements to the Company Shareholders or the Shareholder Representative contemplated by this Agreement to be made at Closing.

(b) The Company shall deliver to the Buyer (i) concurrently with the delivery of the Estimated Closing Statement, payoff letters (the “Payoff Letters”) from the lender(s) under the Existing Credit Facility which shall set forth (A) the Credit Facility Payoff Amount, (B) the wiring instructions for the bank account(s) to which such amount(s) shall be paid and (C) an acknowledgement that, subject to the repayment in full of the Credit Facility Payoff Amount, all obligations in respect thereof shall be terminated and released and all Encumbrances securing the Existing Credit Facility have been or concurrently will be released (which Payoff Letters shall be in customary form) and (ii) all of the documents required to be delivered by the Shareholder Representative and/or the Company pursuant to Article 8, duly executed by the Shareholder Representative and/or the Company, as applicable.

(c) The Company shall deliver, or cause to be delivered, to the Buyer at least two (2) Business Days prior to the Closing Date, (i) a good faith estimate of the Closing Company Expenses and any copies of invoices related thereto and (ii) the wiring instructions for bank account(s) to which any portion of the Closing Company Expenses shall be paid in accordance with the terms and conditions of this Agreement.

3.4 Exchange of Certificates; Payment Procedures.

(a) Payment Procedures. At the Closing, the Shareholder Representative will deliver, or cause to be delivered, (i) the certificate(s) or, in the absence thereof, an instrument of assignment in form acceptable to the Buyer (of if the Shareholder Representative is unable to surrender such certificates because such certificates have been lost, mutilated or destroyed, an affidavit of loss), evidencing 100% of the Outstanding Shares of the Company (which, for the avoidance of doubt shall not include any of the shares of New Holdco common stock) as of such time (the “Certificate”), and (ii) the forms contemplated by Section 3.7 (W-9). Upon surrender of the Certificate, the Certificate so surrendered will be cancelled as of the Effective Time. Each Certificate will be deemed at all times from and after the Effective Time to represent only the right to receive upon such surrender the amounts under Section 3.2(c), as applicable, that become payable with respect to the applicable Outstanding Shares of the Company (which, for the avoidance of doubt shall not include any of the shares of New Holdco common stock).

(b) Company LTGP Benefit Amount Payments. Not later than ten (10) Business Days prior to the Closing Date, the Company shall deliver to each Company LTGP Holder a termination agreement, in substantially the form attached hereto as Exhibit E (a “Company LTGP Holder Agreement”), together with instructions for completing, executing and returning such Company LTGP Holder Agreement to the Company prior to the Closing in exchange for the portion of the Company LTGP Benefit Amount payable to such Company LTGP Holder pursuant to Section 3.2(d). The Surviving Company shall pay the applicable portion of the Company LTGP Benefit Amount that is payable to each Company LTGP Holder at or within thirty (30) days after the Closing under the terms of the Company LTGP through payroll during the first scheduled payroll date following the Closing that is at least three (3) Business Days following the Effective Time.

(c) No Further Ownership Rights in Company Common Stock. From and after the Effective Time, the Designated Company Shareholders (and the Shareholder Representative on behalf of any Designated Company Shareholder) shall cease to have any rights to the Company Common Stock, as the equity rights transfer books of the Company will be closed with respect to any and all shares of Company Common Stock outstanding immediately prior to the Effective Time, and there will be no further transfer on any such shares of Company Common Stock thereafter on the equity rights transfer books of the Surviving Company.

(d) Adjustments. Except with respect to changes in Outstanding Shares resulting from the Conversion, if, during the period from the date of this Agreement through the Effective Time, any change in the Outstanding Shares, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock, shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares of Company Common Stock, or any similar transaction, or any stock dividend thereon with a record date during such period, the consideration payable in respect of such equity right in accordance with Section 3.2(c) shall be appropriately adjusted to reflect such change; provided, that, notwithstanding anything to the contrary, no such adjustments will result in an increase or other adjustment, in the aggregate, to any portion of the Merger Consideration to be paid under this Agreement.

(e) Distribution of Forfeited Benefit Amounts. On the date that is fourteen (14)-months following the Closing, the Forfeited Benefit Amounts will be delivered to the Shareholder Representative, by wire transfer of immediately available funds to such bank account or bank accounts designated in writing by the Shareholder Representative. The Shareholder Representative shall be solely responsible for any further obligations in respect of the Forfeited Benefit Amounts, and neither Buyer nor any of its Affiliates (including the Surviving Company) shall bear any obligation or responsibility to any Person with respect to the distribution of such amounts or otherwise.

3.5 Adjustment to the Estimated Merger Consideration.

(a) At least three (3) Business Days prior to the Closing Date, the Company shall deliver to the Buyer a good faith estimate (the “Estimated Closing Statement”) of the Merger Consideration Components, including (i) Closing Working Capital (the “Working Capital Estimate”), (ii) the amount of Assumed Indebtedness (the “Estimated Assumed Indebtedness Amount”), (iii) the amount of Closing Cash (the “Estimated Closing Cash Amount”), (iv) the Company LTGP Net Benefit Amount (the “Estimated Company LTGP Net Benefit Amount”), (v) the Company NQRP Unfunded Benefit Amount (the “Estimated Company NQRP Unfunded Benefit Amount”) and (vi) the amount of Closing Company Expenses, including an itemized list thereof specifying the amount of each Closing Company Expense (the “Estimated Closing Company Expenses”), in each case, prepared in accordance with the Balance Sheet Rules, if applicable, and this Agreement and in a manner consistent with the sample calculation set forth in Exhibit H attached hereto. The Company shall reasonably consult with the Buyer prior to the delivery of the Estimated Closing Statement and the Company shall consider in good faith any revisions proposed by Buyer to the calculations set forth in the Estimated Closing Statement during such consultation between the Company and Buyer, and to the extent the Company agrees with any such revisions, the Estimated Closing Statement shall be modified to reflect such revisions; provided, however, that the Company and the Shareholder Representative acknowledge and agree that Buyer shall not be deemed to have agreed to any of the amounts or calculations set forth in the Estimated Closing Statement or the calculation of each Merger Consideration Component therein by virtue of having proposed any revisions (whether or not accepted) pursuant to the foregoing and the use of such Estimated Closing Statement (whether it includes any revisions proposed by Buyer or not) shall not in any way prejudice Buyer’s right to disagree with, dispute or change (x) any amount or Merger Consideration Component in the Statement delivered by Buyer pursuant to Section 3.5(b) or (y) any amount in the Projects-in-Process Reconciliation Statement delivered by Buyer pursuant to Section 3.6(a). For the avoidance of doubt, any failure of Buyer to raise any objection or dispute with respect to the Estimated Closing Statement shall not in any way prejudice Buyer’s right to disagree with, dispute or change (A) any amount or Merger Consideration Component in the Statement delivered by Buyer pursuant to Section 3.5(b) or (y) any amount in the Projects-in-Process Reconciliation Statement delivered by Buyer pursuant to Section 3.6(a).

(b) Within ninety (90) days after the Closing Date, the Buyer shall deliver to the Shareholder Representative a statement of its calculation of the Merger Consideration Components, including the Closing Working Capital, the Assumed Indebtedness, the Closing Cash, the Company LTGP Net Benefit Amount, the Company NQRP Unfunded Benefit Amount and the Closing Company Expenses in each case prepared in accordance with the Balance Sheet Rules, if applicable, and this Agreement (the “Statement”) and together with reasonable supporting detail relating thereto. The Buyer shall not amend, supplement or modify the Statement following its delivery to the Shareholder Representative.

(c) The Statement shall become final and binding upon the Parties on the forty-fifth (45th) day following the date on which the Statement was delivered to the Shareholder Representative, unless the Shareholder Representative delivers written notice of its disagreement with the Statement (a “Notice of Disagreement”) to the Buyer prior to such date. If a Notice of Disagreement is received by the Buyer in a timely manner, then the Statement (as revised in accordance with this sentence) shall become final and binding upon the Parties on the earlier of (A) the date the Shareholder Representative and the Buyer resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (B) the date any disputed matters are finally resolved in writing by the Independent Accountant. During the fourteen (14)-day period following the delivery of a Notice of Disagreement, the Shareholder Representative and the Buyer shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. If at the end of said fourteen (14)-day period the Shareholder Representative and the Buyer have not resolved in writing the matters specified in the Notice of Disagreement, the Shareholder Representative and the Buyer shall submit to the Independent Accountant for resolution, acting as an expert and in accordance with the standards set forth in this Section 3.5, only matters that remain in dispute.

(i) The Shareholder Representative and the Buyer shall use reasonable efforts to cause the Independent Accountant to render a written decision resolving the matters submitted to the Independent Accountant within thirty (30) days of the receipt of such submission. The scope of the disputes to be resolved by the Independent Accountant shall be limited to fixing mathematical errors and determining whether the items disputed in the Notice of Disagreement were determined in accordance with the Balance Sheet Rules, if applicable, and this Agreement, and the Independent Accountant is not to make any other determination, including any determination (unless subject to dispute) as to whether the Working Capital Estimate, the Estimated Assumed Indebtedness Amount, the Estimated Closing Cash Amount, the Estimated Company LTGP Net Benefit Amount, the Estimated Company NQRP Unfunded Benefit Amount or the Estimated Closing Company Expenses are correct.

(ii) The Independent Accountant’s decision shall be based solely on written submissions by the Shareholder Representative and the Buyer and their respective Representatives and not by independent review and shall be final and binding on all of the Parties. The Independent Accountant may not assign a value greater than the greatest value for such item claimed by either Party or smaller than the smallest value for such item claimed by either Party. Judgment may be entered upon the determination of the Independent Accountant in any court having jurisdiction over the Party against which such determination is to be enforced. The fees and expenses of the Independent Accountant incurred pursuant to this Section 3.5 or Section 3.6, as applicable, shall be allocated between the Shareholder Representative (on behalf of the Company Shareholders), on the one hand, and the Surviving Company, on the other hand, based upon the percentage that the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party in the Notice of Disagreement or Notice of Projects-in-Process Disagreement. For example, if the Shareholder Representative claims that the appropriate adjustments are $1,000 greater than the amount determined by

Buyer and if the Independent Accountant ultimately resolves the dispute by awarding to the Shareholder Representative $600 of the $1,000 contested, then the fees and expenses of the Independent Accountant will be allocated 60% (i.e., 600 divided by 1,000) to the Company and 40% (i.e., 400 divided by 1,000) to the Shareholder Representative. The foregoing provisions of this Section 3.5(c)(ii) are referred to herein as the (“Independent Accountant Procedures”).

(d) For the purposes of this Agreement, “Final Working Capital” means the Closing Working Capital, “Final Assumed Indebtedness” means the Assumed Indebtedness, “Final Closing Cash” means the Closing Cash, “Final Company LTGP Net Benefit Amount” means the Company LTGP Net Benefit Amount, “Final Company NQRP Unfunded Benefit Amount” means the Company NQRP Unfunded Benefit Amount and “Final Closing Company Expenses” means the Closing Company Expenses, in each case, as finally agreed or determined in accordance with Section 3.5(c). Following the determination of the Final Working Capital, the Final Assumed Indebtedness, the Final Closing Cash, the Final Company LTGP Net Benefit Amount, the Final Company NQRP Unfunded Benefit Amount and the Final Closing Company Expenses pursuant to this Agreement, the Merger Consideration shall be (i) increased by the Company Adjustment Amount and (ii) decreased by the Buyer Adjustment Amount as described herein. If the Company Adjustment Amount exceeds the Buyer Adjustment Amount, within three (3) Business Days after the Final Working Capital, the Final Assumed Indebtedness, the Final Closing Cash, the Final Company LTGP Net Benefit Amount, the Final Company NQRP Unfunded Benefit Amount and the Final Closing Company Expenses are determined, the Buyer shall cause the Surviving Company to pay to the Shareholder Representative, by wire transfer of immediately available funds, an amount equal to such excess. If the Buyer Adjustment Amount exceeds the Company Adjustment Amount, within three (3) Business Days after the Final Working Capital, the Final Assumed Indebtedness, the Final Closing Cash, the Final Company LTGP Net Benefit Amount, the Final Company NQRP Unfunded Benefit Amount and the Final Closing Company Expenses are determined, the Shareholder Representative shall deliver to the Surviving Company, by wire transfer of immediately available funds, an amount equal to such excess. Upon payment of the amounts provided in this Section 3.5(d), none of the Parties may make or assert any claim under this Agreement for any matter included in the Merger Consideration; provided, that the foregoing shall not limit the other express provisions of this Agreement, including any determinations pursuant to Section 3.6.

(e) If the Company Adjustment Amount is equal to the Buyer Adjustment Amount, then no payments shall be made by the Buyer or the Shareholder Representative pursuant to Section 3.5(d).

(f) In connection with the determination of the final Merger Consideration Components as contemplated by this Section 3.5, the Buyer shall not take any action with respect to the accounting books and records of the Company, or the items reflected thereon, on which the Statement is to be based, that is inconsistent with the Company’s past practices or the Balance Sheet Rules. No such actions taken by the Buyer on its own behalf or on behalf of the Company or the Company Subsidiaries on or following the Closing Date shall be given effect for purposes of determining the final Merger Consideration

Components. During the period of time from and after the Closing Date through the final determination and payment of the final Merger Consideration Components in accordance with this Section 3.5, subject to the requirements and limitations of Section 7.3(d), the Buyer shall afford, and shall cause the Company and the Company Subsidiaries to afford, to the Shareholder Representative and the Independent Accountant, if any, and any accountants, counsel or other Representatives retained by the Shareholder Representative and/or the Independent Accountant, if any, in connection with the review of the Merger Consideration Components in accordance with this Section 3.5, reasonable direct access during normal business hours upon reasonable advance notice to all the properties, books, contracts, personnel, Representatives (including the Buyer’s and the Company’s accountants) and records of the Buyer, the Company, the Company Subsidiaries and such Representatives (including the work papers of the Company’s accountants) relevant to the review of the Statement and the calculation of the Merger Consideration Components in accordance with this Section 3.5.

3.6 Projects in Process True Up.

(a) The period from the Closing Date (or if the Adjustment Time is not as of the last day of a calendar month, then the last day of the immediately preceding calendar month) through and including the last day of the fifth full calendar month following the Closing is the “Projects-in-Process Reconciliation Period.” Within forty-five (45) days following the end of the Projects-in-Process Reconciliation Period, the Buyer shall deliver to the Shareholder Representative a statement of Buyer’s reconciliation of the state of completion of each of the projects in process identified on the Company Projects-in-Process Schedule, updated to reflect all project-related metrics of each project-in-process reflected thereon as of the Adjustment Time after giving effect to the additional financial and operation information obtained during the Projects-in-Process Reconciliation Period (herein the “Projects-in-Process Reconciliation Statement”). The Projects-in-Process Reconciliation Statement shall be accompanied by Buyer’s determination of the amount due to or from Buyer with respect to the Projects-in-Process Reconciliation Statement using the form of the sample calculation attached hereto as Exhibit G (the amount reflected thereon as the G.P. change for the relevant dates, the “Projects-in-Process Gross Profit/Loss Adjustment Amount,” which such amount shall also include any adjustment related to a proportional allocation (based on the timing of the Adjustment Time and the Shareholder Representative responsible therefor on behalf of the Designated Company Shareholders prior to such time) of the actual 2021 Bonuses paid or to be paid (including any discretionary amounts), as determined by the Surviving Company by taking into account of the actual achievement of the 2021 Annual Bonus Targets for each Continuing Employee, the actual operating performance and financial results of the Company for the financial year ending on December 31, 2021 and, subjectively, the demonstrated excellence, exceptional commitment and accomplishments of the respective Continuing Employee, as compared to the estimated 2021 Bonuses which is used for determining the accrued 2021 Bonuses included in the Final Working Capital, as described in Exhibit A). The objective of the foregoing reconciliation is to refine the amounts and percentages reflected on the Company Projects-in-Process Statement, including the effect of updated estimates applied in accordance with the Accounting Methodology, to reflect updated and refined project-to-date metrics for each such project-in-process as of the Adjustment Time, and to refine the portion of the bonus amounts attributable to and accrued during the period starting on January 1, 2021 and ending on one (1) Business Day prior to the Closing Date. For the avoidance of doubt, the Projects-in-Process Gross Profit/Loss Adjustment Amount shall be determined net of any income Tax payable by the Buyer or the Surviving Company or any Subsidiary of the Surviving Company with respect to the components thereof at the Assumed Tax Rate, but only to the extent that any such component thereof is not included or includible by the Company or any Company Subsidiary in any Pre-Closing Tax Period.

(b) The Projects-in-Process Reconciliation Statement shall become final and binding upon the Parties on the forty-fifth (45th) day following the date on which the Projects-in-Process Reconciliation Statement and the Projects-in-Process Gross Profit/Loss Adjustment Amount calculation was delivered to the Shareholder Representative, unless the Shareholder Representative delivers written notice of its disagreement with the Projects-in-Process Reconciliation Statement (a “Notice of Projects-in-Process Disagreement”) in a timely manner, in which case, the Projects-in-Process Reconciliation Statement and the Projects-in-Process Gross Profit/Loss Adjustment Amount calculation (as revised in accordance with Section 3.6(b)) shall become final and binding upon the Parties on the earlier of (A) the date the Shareholder Representative and the Buyer resolve in writing any differences they have with respect to the matters specified in the Notice of Projects-in-Process Disagreement and (B) the date any disputed matters are finally resolved in writing by the Independent Accountant. During the fourteen (14)-day period following the delivery of a Notice of Projects-in-Process Disagreement, the Shareholder Representative and the Buyer shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Projects-in-Process Disagreement. If at the end of such fourteen (14)-day period the Shareholder Representative and the Buyer have not resolved in writing the matters specified in the Notice of Projects-in-Process Disagreement, the Shareholder Representative and the Buyer shall submit to the Independent Accountant for resolution, acting as an expert and in accordance with the standards set forth in this Section 3.6, only matters that remain in dispute. The Shareholder Representative and the Buyer shall use reasonable efforts to cause the Independent Accountant to render a written decision resolving the matters submitted to the Independent Accountant within thirty (30) days of the receipt of such submission. The scope of the disputes to be resolved by the Independent Accountant shall be limited to fixing mathematical errors and determining whether the items disputed in the Notice of Projects-in-Process Disagreement were determined in accordance with this Section 3.6, and this Agreement, and the Independent Accountant is not to make any other determination. The Independent Accountant Procedures and Section 3.5(b) shall apply mutatis mutandis to the resolution of matters submitted to the Independent Accountant pursuant to this Section 3.6(b).

(c) For the purposes of this Agreement, “Final Projects-in-Process Adjustment Amount” means the Projects-in-Process Gross Profit/Loss Adjustment Amount reflected on the Projects-in-Process Reconciliation Statement, as such amount is finally agreed or determined in accordance with Section 3.6(b). Following the determination of the Final Projects-in-Process Adjustment Amount, the Merger Consideration shall be (i) increased by the amount of the aggregate Final Projects-in-Process Adjustment Amount if the aggregate Final Projects-in-Process Adjustment Amount is positive and (ii) decreased by the amount of the aggregate Final Projects-in-Process Adjustment Amount if the aggregate Final Projects-in-Process Adjustment Amount is negative. If the aggregate Final Projects-in-Process Adjustment Amount is positive, resulting in an increase in the Merger Consideration, within three (3) Business Days after the Final Projects-in-Process Adjustment Amount is determined, the Buyer shall cause the Surviving Company to pay to the Shareholder Representative, by wire transfer of immediately available funds, an amount equal to the aggregate Final Projects-in-Process Adjustment Amount. If the aggregate Final Projects-in-Process Adjustment Amount is negative, resulting in a decrease in the Merger Consideration, within three (3) Business Days after the Final Projects-in-Process Adjustment Amount is determined, the Shareholder Representative shall deliver to the Surviving Company, by wire transfer of immediately available funds, an amount equal to the Final Projects-in-Process Adjustment Amount. Upon payment of the amounts provided in this Section 3.6(c), none of the Parties may make or assert any claim under this Agreement for any matter included in the Final Projects-in-Process Adjustment Amount. If the Final Projects-in-Process Adjustment Amount is zero, then no payments shall be made by the Buyer or the Shareholder Representative pursuant to this Section 3.6(c).

(d) The Projects-in-Process Reconciliation Statement, as finally agreed or determined in accordance with Section 3.6(b), shall also reflect the mutually agreed apportionment of contract revenues, cost of revenues, and the allocation of gross profit for the Company Projects-in-Process reflected thereon for financial accounting and income tax purposes.

3.7 Tax Withholding. Buyer shall be entitled to deduct and withhold from the Merger Consideration, or any other payment payable pursuant to this Agreement, such amounts as may be required to be deducted and withheld under any provision of federal, state, local or non-U.S. Tax Law with respect to any such payment, and to request any necessary tax forms or information, including Form W-9 or any similar information. To the extent that amounts are so deducted, withheld, and timely paid to the appropriate Tax authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction, withholding and payment was made. Except with respect to compensation payments to employees or other similar payments, and provided the Buyer timely receives the Form W-9s and information described in this Section 3.7, Buyer is not aware of any withholding Taxes that may become due and payable in connection with the payment of the Merger Consideration to the holder(s) of Outstanding Shares pursuant to this Agreement. With respect to any payment of the Merger Consideration to the Designated Company Shareholders, Buyer shall provide prompt written notice of its intention to deduct and withhold such amounts to the Person in respect of whom such withholding is to be made of the amount of such Tax and the basis upon which such withholding is required. Buyer shall cooperate with the Shareholder Representative in good faith and use commercially reasonable efforts to assist with reasonable requests from the Shareholder Representative to obtain exemptions from, or reductions of, any Taxes required to be withheld from payments to this Agreement.

3.8 Contingent Consideration. In addition to the Estimated Merger Consideration payable at the Closing, Buyer shall pay to the Designated Company Shareholders the Contingent Consideration as and when due, if applicable, pursuant to and in accordance with the provisions set forth in Exhibit J.

ARTICLE 4.

SHAREHOLDER REPRESENTATIVE

4.1 Appointment of Shareholder Representative.

(a) The Shareholder Representative, is hereby irrevocably appointed as each Company Shareholder’s representative and attorney-in-fact with full power and authority to act for and on behalf of such Company Shareholder, with full power of substitution in the premises, in connection with the matters set forth in this Agreement and the transactions contemplated hereby, including for the purposes of: (i) making decisions with respect to the determination of the Merger Consideration and any components thereof, (ii) resolving or settling any dispute relating to this Agreement, (iii) determining whether the conditions to Closing in Article 9 have been satisfied and supervising the Closing, including waiving any condition, (iv) taking any action that may be necessary or desirable in connection with the termination of this Agreement in accordance with the terms hereof, (v) executing, delivering and taking any and all actions that may be necessary or desirable in connection with any amendment to this Agreement in accordance with the terms hereof, (vi) executing and delivering, on behalf of the Company or the Company Shareholders, any and all agreements, statements, extensions, waivers, undertakings, amendments, notices, documents or certificates to be executed by the Company or the Company Shareholders in connection with this Agreement or the transactions contemplated hereby, (vii) making or receiving any payments under or in connection with this Agreement or the transactions contemplated hereby and distributing and disbursing such payments to the Company Shareholders, or paying any expenses under or in connection with this Agreement and the transactions contemplated hereby, (viii) granting any waiver, consent, approval, or election on behalf of the Company or the Company Shareholders required under this Agreement, (ix) making any filings with any Governmental Authority of behalf of the Company or Company Shareholders under this Agreement, (x) negotiating and entering into any settlement or defending any claim or litigation against or instituting any claim or litigation by the Company Shareholders with respect to the matters contemplated by this Agreement or the transactions contemplated hereby, (xi) making any determinations and settling any matters in connection with the adjustments to the Estimated Merger Consideration in accordance with Section 3.5, (xii) taking any and all actions, making any and all decisions and doing any and all other things provided in, contemplated by or related to this Agreement or the transactions contemplated hereby to be performed on behalf of the Company Shareholders, and exercising such rights, powers and authority as are incidental thereto, and (xiii) performing the duties expressly assigned to the Shareholder Representative hereunder. All such actions by the Shareholder Representative pursuant to this Section 4.1 will be binding on the Company Shareholders.

(b) The appointment of the Shareholder Representative as each Company Shareholder’s respective attorney-in-fact revokes any power of attorney heretofore granted that authorized any other Person to represent such Company Shareholder with regard to this Agreement or the transactions contemplated hereby. The authority conferred to the Shareholder Representative under this Section 4.1 is an agency coupled with an interest, and all authority conferred hereby is irrevocable and not subject to termination by any of the Company Shareholder’s or by operation of Law, whether by the death or incapacity, liquidation, dissolution, winding up or other inability to act of any Company Shareholder, the termination of any trust or estate or the occurrence of any other event. If any Company Shareholder should die or become incapacitated, or be liquidated, dissolved or wound up, if any trust or estate should terminate or if any other such event should occur, any action taken by the Shareholder Representative pursuant to this Agreement will be as valid as if such death or incapacity, liquidation, termination or other event had not occurred, regardless of whether or not the Shareholder Representative received notice of such death, incapacity, liquidation, termination or other event.

(c) With respect to each Company Shareholder, the appointment of the Shareholder Representative will be deemed to occur automatically by virtue of the action of the Company Board to approve the Merger, the adoption of this Agreement and the approval of the Merger by the Company Shareholders and/or such Company Shareholder’s acceptance of any consideration paid, directly or indirectly via New Holdco, pursuant to this Agreement.

(d) The Shareholder Representative hereby acknowledges that it has carefully read and understands the provisions of this Agreement, including this Section 4.1 and accepts its appointment as Shareholder Representative, all in accordance with the terms of this Section 4.1 and as expressly provided in this Agreement. Furthermore, the Shareholder Representative agrees to carry out such appointment in accordance with the limitations and obligations set forth in this Agreement.

(e) Consent is hereby given by the Company Shareholders to the taking of any and all actions and the making of any decisions required or permitted to be taken or made by the Shareholder Representative pursuant to this Agreement. The Shareholder Representative and the Surviving Company (and its Affiliates and their respective directors, officers, employees and representatives) will have no obligation or liability to any Person (other than a Party to the extent arising hereunder) for any action or omission taken or omitted by the Shareholder Representative in good faith hereunder, except to the extent that it is finally determined by a court of competent jurisdiction that the acts or omissions of the Shareholder Representative or his, her or its agents involved fraud or a willful misconduct. The Shareholder Representative will have no duties or responsibilities to any Company Shareholder except those expressly set forth in this Agreement, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of any Company Shareholder will otherwise exist against the Shareholder Representative. Neither the Shareholder Representative, the Surviving Company (and its Affiliates and their respective directors, officers, employees and representatives), nor any agent employed by them will be liable to any Company Shareholder, and no Company Shareholder will have any cause of action against the Shareholder Representative, the Surviving Company or any such agents, for any errors in judgment, negligence, oversight, breach of duty or otherwise arising from or relating to any action taken or not taken, decision made or not made or instruction given or not given by the Shareholder Representative. Without limiting the generality of the foregoing, the Shareholder Representative will not be liable to any Company Shareholder, in its capacity as such, in the event that the Shareholder Representative declines to take any action in connection with any dispute or potential dispute with the Company, Buyer or the Surviving Company because the Shareholder Representative believes there will not be adequate resources available to cover potential costs and expenses related to any such dispute.

(f) The Shareholder Representative: (i) may rely upon and will not be liable to any Company Shareholder for acting upon any resolution, certificate, instrument, opinion, report, notice, request, consent, order or other document believed by the Shareholder Representative to be genuine and to have been signed or presented by the proper party or parties, (ii) may consult with legal counsel, and any written advice or opinion of its legal counsel will be full and complete authorization and protection against the Company Shareholders in respect of any action taken or not taken by the Shareholder Representative in accordance with such advice or opinion of counsel, and (iii) may exercise any of the rights and powers, or perform any action pursuant to this Section 4.1 either directly or through agents or attorneys.

(g) The Buyer acknowledges, understands and recognizes that the Shareholder Representative has been appointed as the representative of each of the Company Shareholders for any purpose provided for by this Agreement upon the terms and conditions set forth in this Agreement. The Buyer will be entitled to rely on any decision, action, consent or instruction of the Shareholder Representative (or any successor or agent thereof) relating to this Agreement or the transactions contemplated hereby, as being the decision, action, consent or instruction of the Company Shareholders, and the Buyer (and its Affiliates and their respective directors, officers, employees and representatives) is hereby relieved from any and all Losses to any Company Shareholder or any of their respective Affiliates or successors or representatives or any other Person for acts done or omissions made by the Buyer (and its directors, officers, employees, Affiliates and representatives) in accordance with any such decision, act, consent or instruction.

(h) Any actions taken, exercises of rights, power or authority, and any decision or determination made by the Shareholder Representative consistent herewith, shall be absolutely and irrevocably binding on each of the Company Shareholders as if such Company Shareholder personally had taken such action, exercised such rights, power or authority or made such decision or determination in such Company Shareholder’s individual capacity, and no Company Shareholder shall have the right to object, dissent, protest or otherwise contest the same. Any action required to be taken by any Company Shareholder hereunder or any action which such Company Shareholder, at such Person’s election, has the right to take hereunder, shall be taken only by the Shareholder Representatives and no Company Shareholder acting on its, his or her own shall be entitled to take any such action. The Company Shareholders, individually and independently, hereby acknowledge and agree that the Shareholder Representative shall be solely responsible for ensuring that each Company Shareholder receives that portion of any amount(s) to which such Company Shareholder is entitled in connection with the transactions contemplated by this Agreement based upon his, her or its Pro Rata Portion, and that neither Buyer nor any of its Affiliates, including the Surviving Company, shall be liable for the allocation of particular deliveries and payments of such amounts by the Shareholder Representative. Without limiting the foregoing, any funds distributed to the Shareholder Representative for the benefit of any or all of the Company Shareholders shall be deemed to have been received by the appropriate Company Shareholder, and neither Buyer nor any of its Affiliates, including the Surviving Company, shall bear any obligation or responsibility to any Company Shareholder with regard to the obligations of the Shareholder Representative relating to the distribution of such payments or otherwise.

(i) Notwithstanding anything else contained in this Agreement the provisions of this Section 4.1 shall in no way impose any obligations on Buyer or any of its Affiliates, including the Surviving Company. In particular, notwithstanding any express notice received by Buyer or any of its Affiliates (including the Surviving Company) in accordance with the notice provision of this Agreement to the contrary, Buyer and any of its Affiliates, including the Surviving Company, and any Indemnified Party (i) shall be fully protected in relying upon and shall be entitled to rely upon, shall have no liability to any Company Shareholder or any other Person with respect to, actions, decisions and determinations of the Shareholder Representative, (ii) shall be entitled to assume that all actions, decisions and determinations of the Shareholder Representative are fully authorized by each of the Company Shareholders, and (iii) shall be entitled to deal exclusively with the Shareholder Representative on all matters relating to the Merger Consideration, including the Estimated Closing Statement and the determination of the adjustments to the Merger Consideration in accordance with Section 3.5.

(j) Notice to the Shareholder Representative will be deemed to be notice to the Company Shareholders for all purposes of this Agreement; and the power and authority of the Shareholder Representative, as described in this Agreement, shall continue in force until all rights and obligations of the Shareholder Representative under this Agreement shall have terminated, expired or been fully performed.

ARTICLE 5.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Disclosure Schedules, the Company and, in the case of Section 5.28 only, New Holdco and each Designated Company Shareholder, hereby represents and warrants to Buyer and Merger Sub as follows:

5.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota, and each Company Subsidiary is duly incorporated or organized, as applicable, validly existing and in good standing (or the equivalent thereof with respect to jurisdictions that recognize the concept of good standing) under the laws of the state or jurisdiction of its organization, except, in each case, where the failure to be so organized, existing and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or reasonably be expected to materially impair or delay the Company’s ability to consummate the transactions contemplated by this Agreement or any Ancillary Agreements to which the Company or any Company Subsidiary is a party, including the Pre-Closing Transactions. The Company and each Company Subsidiary have all requisite organizational power and authority to own, lease and operate their respective properties and carry on their business as presently owned or conducted, except where the failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or reasonably be expected to materially impair or delay the Company’s ability to consummate the transactions contemplated by this Agreement or any

Ancillary Agreements to which the Company is a party. The Company and each Company Subsidiary have been qualified, licensed or registered to transact business as a foreign entity and is in good standing (or the equivalent thereof with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction in which the ownership or lease of property or the conduct of their business requires such qualification, license or registration, except where the failure to be so qualified, licensed or registered or in good standing (or the equivalent thereof with respect to jurisdictions that recognize the concept of good standing) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or reasonably be expected to materially impair or delay the Company’s ability to consummate the transactions contemplated by this Agreement or any Ancillary Agreements to which the Company or any Company Subsidiary is a party. The Company has made available to the Buyer true, complete and correct copies of the articles of incorporation, or equivalent organizational documents, for the Company and each Company Subsidiary as in effect on the date hereof and except in order to accomplish the Pre-Closing Transactions, no amendments thereto are pending. The minute books for the three (3) years preceding the date of this Agreement (or, if less, from the date of formation) of each of the Company and Company Subsidiaries have been made available to Buyer and are true, complete and correct. Following the completion of the Pre-Closing Transactions, and at Closing, the Company and each Company Subsidiary in existence as of the Closing, will be a limited liability company duly organized, validly existing and in good standing under the laws of Minnesota. As a result of the Pre-Closing Transactions, the Company and the Company Subsidiaries, will need to undertake the matters reflected on Section 5.1 of the Company Disclosure Schedules, which will be undertaken by the Surviving Company or the Subsidiaries of the Surviving Company following the Closing. Section 5.1 of the Company Disclosure Schedules sets forth a complete and accurate list of (a) the names and locations of all banks or financial institutions in which the Company or any Company Subsidiary has depository bank accounts, safe deposit boxes or trusts and the account numbers of such account, and all Persons who are signatories thereunder or who have access thereto and (b) all of the directors and officers (including the titles) of the Company and each Company Subsidiary.

5.2 Capitalization of the Company.

(a) Section 5.2(a) of the Company Disclosure Schedules sets forth a complete and accurate list of the authorized, issued and outstanding equity interests of the Company as of the date hereof. Other than the equity interests set forth on Section 5.2(a) of the Company Disclosure Schedules, there are no other equity interests of the Company authorized, issued, reserved for issuance or outstanding and no outstanding or authorized options, warrants, convertible or exchangeable securities, subscriptions, derivatives, rights (including any preemptive rights), calls, commitments or agreements relating to the equity interests of the Company, to which the Company or any of the Company Subsidiaries is a party or is bound requiring the issuance, delivery or sale of equity interests of the Company. Section 5.2(a) of the Company Disclosure Schedules also sets forth a complete and accurate list of the Company Shareholders and Company LTGP Holders as of the date hereof, and, with respect to each Company LTGP Holder, and a good faith estimate of his or her Company LTGP Benefit Amount based on a forecast of the Estimated Merger Consideration. Except for the Company LTGP Holders with respect to the Company LTGP, there are no outstanding or authorized stock options, stock appreciation rights, phantom stock, profit participations, compensatory equity or equity-based or similar rights with respect to the equity interests of the Company. The Company has no authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the equityholders of the Company on any matter. Except for the voting agreements, voting trusts, stockholder agreements, proxies, other agreements or understandings set forth under “The Company Buy/Sell Agreements” on Section 5.2(a) of the Company Disclosure Schedules (the “Company Buy/Sell Agreements”), and except for the consummation of the Pre-Closing Transactions, there are no contracts to which the Company is a party or by which it is bound (x) to repurchase, redeem or otherwise acquire any equity interests of the Company, (y) to vote or dispose of any equity interests of the Company, or (z) establishing revocable or irrevocable proxies or voting agreements with respect to any equity interests of the Company. Other than the Designated Company Shareholders, there is no Person entitled to any portion of the Merger Consideration.

(b) All of the issued and outstanding equity interests of the Company as of the date hereof are duly authorized, validly issued, fully paid and nonassessable (to the extent applicable) and none of the issued and outstanding equity securities of the Company was issued in violation of any rights (including preemptive rights), agreements, arrangements or commitments, in each case to which the Company is a party or by which it is bound, or Law.

(c) Immediately following the consummation of the Pre-Closing Transactions and until the occurrence of the Closing:

(i) New Holdco will be the sole record and beneficial owner of all of the limited liability company interests in the Company, free and clear of any Encumbrances, and such limited liability company interests will have been duly authorized and validly issued in accordance with applicable Law and the limited liability company agreement of the Company.

(ii) Other than the limited liability company interests held by New Holdco, there will be no other equity interests of the Company authorized, issued, reserved for issuance or outstanding and no outstanding or authorized options, warrants, convertible or exchangeable securities, subscriptions, derivatives, rights (including any preemptive rights), calls, commitments or agreements relating to the equity interests of the Company, to which the Company or any of the Company Subsidiaries is a party or is bound requiring the issuance, delivery or sale of equity interests of the Company. There will be no outstanding or authorized stock options, stock appreciation rights, phantom stock, profit participations, compensatory equity or equity-based or similar rights with respect to the equity interests of the Company. The Company will have no authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the equityholders of the Company on any matter. There will be no contracts to which the Company is a party or by which it is bound (x) to repurchase, redeem or otherwise acquire any equity interests of the Company, (y) to vote or dispose of any equity interests of the Company, or (z) establishing revocable or irrevocable proxies or voting agreements with respect to any equity interests of the Company.

5.3 Capitalization of the Company Subsidiaries.

(a) Section 5.3(a) of the Company Disclosure Schedules sets forth a complete and accurate list of the name and jurisdiction of each of the Company’s Subsidiaries as of the date hereof (each a “Company Subsidiary,” and collectively, the “Company Subsidiaries”) and all of the authorized, issued and outstanding capital stock or other equity interests, as applicable, of each such Company Subsidiary. Each of the issued and outstanding shares of capital stock or other equity interests, as applicable, of each Company Subsidiary is duly authorized, validly issued, fully paid and non-assessable and is directly owned of record by the Company or a Company Subsidiary or such other Person(s) set forth opposite the name of such Company Subsidiary on Section 5.3(a) of the Company Disclosure Schedules, free and clear of any Encumbrances other than Permitted Encumbrances. Other than as set forth on Section 5.3(a) of the Company Disclosure Schedules, there is no other capital stock or equity securities of any Company Subsidiary authorized, issued, reserved for issuance or outstanding and no outstanding or authorized options, warrants, convertible, exercisable or exchangeable securities, subscriptions, derivatives, rights (including any preemptive rights), stock appreciation rights, calls, commitments or agreements to which any Company Subsidiary is a party or may be bound requiring the issuance, delivery or sale of shares of capital stock or equity securities of any Company Subsidiary. The equity interests set forth on Section 5.3(a) of the Company Disclosure Schedules represent 100% of the total voting power and economic rights with respect to the Company Subsidiaries’ equity interests on a fully diluted basis. There are no outstanding or authorized stock options, stock appreciation rights, phantom stock, profit participations or similar rights with respect to the capital stock of, or other equity or voting interest in, any Company Subsidiary. No Company Subsidiary has any authorized or outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the equityholders of such Company Subsidiary on any matter. Except for the consummation of the Pre-Closing Transactions, there are no contracts to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound to (x) repurchase, redeem or otherwise acquire any shares of the capital stock of, or other equity or voting interest in, any Company Subsidiary or (y) vote or dispose of any shares of the capital stock of, or other equity or voting interest in, any Company Subsidiary. There are no revocable or irrevocable proxies and no voting agreements with respect to any shares of the capital stock of, or other equity or voting interest in, any Company Subsidiary. None of the outstanding equity securities of any Company Subsidiary was issued in violation of any rights (including preemptive rights), agreements, arrangements or commitments, in each case to which the applicable Company Subsidiary is a party or by which it is bound, or Law.

(b) Neither the Company nor any Company Subsidiary owns, directly or indirectly, or has any contract to acquire, any capital stock of, or equity ownership or voting interest in or business of, any Person (other than a Company Subsidiary).

(c) Immediately following the consummation of the Pre-Closing Transactions and through the Closing, the Company will be the direct or indirect owner of all of the limited liability company interests in each of the Company Subsidiaries, free and clear of any Encumbrances, and such limited liability company interests in each such Company Subsidiary will have been duly authorized and validly issued in accordance with applicable Law and their respective limited liability company agreements.

5.4 Authority; Binding Obligation. The Company has all requisite organizational power and authority to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby, including the Merger and the Pre-Closing Transactions. The execution of this Agreement and the terms and conditions hereof and the consummation of the transactions contemplated hereby, including the appointment of the Shareholder Representative pursuant to Section 4.1, have been duly and validly authorized and irrevocably approved by all required corporate action on the part of the Company, including by the Company Board and the Company Shareholders, and no other proceedings on the part of the Company are required to authorize this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby, including the Merger and the Pre-Closing Transactions. This Agreement and the Ancillary Agreements (other than the Pre-Closing Transaction Documents) to which it is a party have been, or will be at Closing, duly executed and delivered by the Company and, assuming that this Agreement and the Ancillary Agreements to which it is a party constitutes the legal, valid and binding obligation of the other parties thereto, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions. Each Pre-Closing Transaction Document has been, or will be at Closing, duly executed and delivered by the Company and, constitutes the legal, valid and binding obligation of the Company, New Holdco, New Holdco Merger Sub and each of the Company Subsidiaries party thereto, enforceable against the Company, New Holdco and each of the Company Subsidiaries party thereto in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.

5.5 No Defaults or Conflicts. The execution and delivery of this Agreement and the Ancillary Agreements to which the Company is a party and the consummation of the transactions contemplated hereby and thereby by the Company and performance by the Company of its obligations hereunder and thereunder (including the consummation of the Pre-Closing Transactions) do not, and, immediately following the consummation of the Pre-Closing Transactions, will not, (a) result in any violation of the articles of incorporation or bylaws, or equivalent organizational documents, of the Company or any Company Subsidiary; (b) except as set forth on Section 5.5 of the Company Disclosure Schedules, conflict with, result in a breach of, create in any party thereto the right to terminate or cancel, accelerate, require any consent under, require the offering or making of any payment or redemption under (other than the right to receive the per share Merger Consideration pursuant to the terms and conditions of this Agreement), or result in the creation or imposition of any Encumbrance (other than a Permitted Encumbrance) on any property or asset of the Company or any of the Company Subsidiaries under any of the terms or provisions of, or constitute a default under any Material Contract; or (c) violate any existing applicable Law, judgment, order or decree of any Governmental Authority having jurisdiction over the Company, the Company Subsidiaries or any of their respective properties; provided, however, that no representation or warranty is made in the foregoing clauses (b) or (c) with respect to matters that would not, individually or in the aggregate, have a Material Adverse Effect or reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. There are no bankruptcy, reorganization, or receivership proceedings pending against, being contemplated by, or to the Knowledge of the Company, threatened in writing against, the Company or any Company Subsidiary, other than with respect to Actions in which the Company or any Company Subsidiary is a creditor, as identified on Section 5.5 of the Company Disclosure Schedules.

5.6 No Governmental Authorization Required; Consents. Except for (a) applicable requirements of Antitrust Laws, (b) the consents, approvals, notices, filings and Licenses listed on Section 5.6 of the Company Disclosure Schedules (the “Requisite Regulatory Approvals”), and (c) applicable requirements of Merger Law related to consummating the Pre-Closing Transactions or the Merger, and assuming the truth and accuracy of the representations and warranties of Buyer and Merger Sub in Section 6.5, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or any other Person will be required to be obtained or made by the Company or any Company Subsidiary in connection with the due execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which the Company is a party and the consummation by the Company of the transactions contemplated hereby and thereby, including the Pre-Closing Transactions; provided, however, that no representation or warranty is made with respect to authorizations, approvals, notices or filings with any Governmental Authority or any other Person that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and the Company Subsidiaries, taken as a whole, constitute a material violation of Law or reasonably be expected to materially impair or delay the ability of the Company or the Company Subsidiaries to consummate the Merger and the other transactions contemplated by this Agreement, including the Pre-Closing Transactions, or any Ancillary Agreement to which the Company or such Company Subsidiary is a party, including the filing of the Articles of Merger pursuant to Section 2.2(b) of this Agreement.

5.7 Financial Statements.

(a) Section 5.7(a) of the Company Disclosure Schedules sets forth true, complete and accurate copies of the Financial Statements. The consolidated balance sheets included in the Financial Statements fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of their respective dates, and the related statements of operations, equity and cash flows included in the Financial Statements, fairly present (respectively), in all material respects, the results of their consolidated operations, equity and cash flows for the periods indicated, in each case, in accordance with GAAP applied on a consistent basis, except as noted therein and subject, in the case of the Unaudited Financial Statements, to normal year-end audit adjustments and the absence of related notes. The Financial Statements, including the footnotes thereto, have been prepared from the books and records of the Company and its consolidated Subsidiaries.

(b) Except (i) as set forth in (y) the Financial Statements or (z) Section 5.7(b) of the Company Disclosure Schedules and (ii) for liabilities incurred in the ordinary course of business, consistent with past practice, since the date of the Interim Balance Sheet, the Company and the Company Subsidiaries do not have any liabilities, debts or obligations of any kind, whether asserted or unasserted, accrued or unaccrued, liquidated or unliquidated, absolute or contingent, matured or unmatured or otherwise of a nature required to be disclosed, recorded or reflected in a consolidated balance sheet prepared in accordance with GAAP. Except as set forth in the Financial Statements, there are no other material liabilities, debts or obligations of any kind in respect of any Former Company Subsidiary (which, for such purposes, includes Blattner Wind ULC) with respect to which the Company or any Company Subsidiary would be liable.

(c) The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

5.8 Intellectual Property.

(a) Section 5.8(a) of the Company Disclosure Schedules sets forth all material Intellectual Property owned by the Company or any Company Subsidiary that is registered (including Internet domain names) or subject to a pending application for registration or issuance (collectively, the “Owned Intellectual Property”). The Owned Intellectual Property is subsisting, valid and enforceable.

(b) The Company or a Company Subsidiary, as applicable, owns, is licensed to use or otherwise has the right to use all Intellectual Property material to the operation of the business of the Company and the Company Subsidiaries, taken as a whole, as of the date hereof, free and clear of any Encumbrances other than Permitted Encumbrances and subject to IP Licenses.

(c) To the Knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe upon or misappropriate the Intellectual Property rights of any third party. No claim is pending or asserted in writing against any Company or any Company Subsidiary that the conduct of the business of the Company and the Company Subsidiaries as currently conducted infringes upon or misappropriates any material Intellectual Property rights of a third party, except for any infringement or misappropriation that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(d) To the Knowledge of the Company, no Person is infringing or violating any of the Owned Intellectual Property in any material respect.

(e) Except as set forth on Section 5.8(e) of the Company Disclosure Schedules, the Company and each Company Subsidiary has taken commercially reasonable measures to protect the confidentiality of its material proprietary trade secrets.

(f) Except as set forth on Section 5.8(f) of the Company Disclosure Schedules and as to matters that, individually or in the aggregate, have not had and would not reasonably be expected to result in a Material Adverse Effect on the Company or the Company Subsidiaries, taken as a whole, to the Knowledge of the Company: (i) the Company and the Company Subsidiaries have implemented and maintain reasonable backup, security and disaster recovery and business continuity technology, policies and plans that are consistent with industry practices; (ii) the Company and the Company Subsidiaries take such industry standard measures and other measures as are required by applicable Law and the policies of the Company and the Company Subsidiaries to ensure the confidentiality of customer financial and other confidential information and to protect against the loss, theft and unauthorized access or disclosure of such information; (iii) the Company and the Company Subsidiaries are in compliance with the Company’s and the Company Subsidiaries’ privacy policies; (iv) during the period of three (3) years prior to the date hereof, neither the Company nor any Company Subsidiary has received any written claims, notices or complaints regarding the Company’s or such Company Subsidiary’s information handling or security practices or the disclosure, retention, misuse or security of any Personal Information, or alleging a violation of any Person’s privacy, personal or confidentiality rights under any Person’s Privacy Rules and Policies, or otherwise by any Person, including the U.S. Federal Trade Commission, any similar foreign bodies, or any other Governmental Authority and (v) the Company’s and the Company Subsidiaries computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology systems operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company and the Company Subsidiaries in connection with its and their respective business as presently conducted, and have not materially malfunctioned or failed during the period of three (3) years prior to the date hereof, and there have been no unauthorized intrusions or breaches of security with respect to the such information technology systems.

5.9 Compliance with Laws.

(a) The Company and each Company Subsidiary is, and for a period of three (3) years prior to the date hereof, has been, in compliance with all applicable Laws, except for such violations that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, or prevent, materially delay or materially impair the ability of the Company and each Company Subsidiary to consummate the transactions contemplated by this Agreement, including the Merger and the Pre-Closing Transactions. Neither the Company nor any Company Subsidiary has received any written notice of any noncompliance with any such Laws that has not been cured as of the date of this Agreement, except for any noncompliance that would not, individually or in the aggregate with other instances of noncompliance, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or prevent, materially delay or materially impair the ability of the Company or any Company Subsidiary to consummate the transactions contemplated by this Agreement, including the Merger and the Pre-Closing Transactions.

(b) No investigation or review by any Governmental Authority with respect to the Company or any of Company Subsidiary is pending, or to the Knowledge of the Company, threatened in writing that, if determined adverse to the Company or any Company Subsidiary, would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(c) The business of the Company and the Company Subsidiaries, is and, for a period of three (3) years prior to the date hereof, has been, conducted in compliance with all applicable financial recordkeeping and reporting requirements relating to anti-money laundering laws and rules and regulations thereunder. Neither the Company nor any of the Company Subsidiaries has received any written notice of any Action against it alleging any failure to comply in any material respect with any such Laws. No Action by or before any Governmental Authority involving the Company or any Company Subsidiary is pending or, to the Knowledge of the Company, has been threatened with respect to such financial and anti-money laundering laws. As of the date hereof, neither the Company nor any Company Subsidiary has received written notice of violation or investigation by or before any Governmental Authority involving the Company or any Company Subsidiary with respect to such financial and anti-money laundering laws.

(d) For a period of three (3) years prior to the date hereof, neither the Company nor the Company Subsidiaries nor any of their respective directors nor officers, nor, to the Knowledge of the Company, any employees, managers, owners or other fiduciaries of the Company or the Company Subsidiaries or other Person acting on their behalf, has paid, offered, promised, provided or authorized, or solicited or received, the payment, contribution, gift, bribe, rebate, payoff, kickback, inducement or other remuneration, of money or anything of value, directly or indirectly, to any government official, government employee, political party, political party official, candidate for public office, or officer or employee of a public organization for the purpose of illegally influencing any official act or decision or to secure an improper advantage in order to obtain or retain business. The Company and the Company Subsidiaries have implemented and maintained effective internal controls reasonably designed to prevent and detect such violations. No Action by or before any Governmental Authority involving the Company or the Company Subsidiaries with respect to any anti-corruption laws is pending or, to the Knowledge of the Company, has been threatened. As of the date hereof, neither the Company nor any Company Subsidiary has received written notice of violation or investigation by or before any Governmental Authority involving the Company or any Company Subsidiary with respect to any anti-corruption laws.

5.10 Licenses. The Company and each Company Subsidiary has obtained, and for a period of three (3) years prior to the date hereof, has maintained, all material consents, authorizations, registrations, qualifications, certificates, licenses, permits, approvals, exemptions, waivers and rights (collectively, “Licenses”) necessary for the lawful conduct of the Company’s and each Company Subsidiary’s businesses as conducted at such time or on the date hereof, as applicable, or the lawful ownership of properties and assets or the operation of their businesses as conducted at such time or on the date hereof, as applicable. All such Licenses are in full force and effect, and there has occurred no default or non-compliance under any License by the Company or any Company Subsidiary, in each case except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. There is no Action pending or, to the Knowledge of the Company, threatened that would reasonably be expected to result in the termination, revocation, suspension, or restriction of any License material to the Company or any Company Subsidiary, or the imposition of any material fine, material penalty or other material sanctions for violation of the terms and conditions of any License. Except as a result of the Pre-Closing Transactions and as set forth on Section 5.10 of the Company Disclosure Schedules, none of the Licenses will be terminated as a result of, or in connection with, the consummation of the transactions contemplated by this Agreement or by the Ancillary Agreements, except where the termination of such Licenses would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

5.11 Material Contracts.

(a) Section 5.11(a) of the Company Disclosure Schedules lists, as of the date hereof, and true, correct and complete copies have been made available to the Buyer of all Material Contracts, to which the Company or any Company Subsidiary is a party or is bound or to which their respective assets, property or business are bound or subject as of the date hereof, provided, that any contract or group of related contracts with the same party or group of affiliated parties shall be treated as a single contract in determining the Dollar value of such contract(s) in relation to any Dollar thresholds herein. The term “Material Contracts” means, other than this Agreement or Company Plans (which shall be set forth on Section 5.15(a) of the Company Disclosure Schedules), any Contracts:

(i) with any third party providing for the purchase of goods and services from the Company or any Company Subsidiaries and that (1) generated revenue from such third party in excess of $20,000,000 in the aggregate for the Company or any of its Company Subsidiaries during the year ending December 31, 2020 or (2) is expected to generate revenue from such third party in excess of $20,000,000 in any 24-month period;

(ii) with any third party providing for the purchase of materials, supplies, goods, services (other than investment bankers, attorneys, accountants and other advisors), equipment or other assets (or for the licensing of or grant of rights in or to use Owned Intellectual Property) for which payments by the Company and the Company Subsidiaries is in excess of $5,000,000 (excluding payments to subcontractors and/or suppliers to the extent such threshold is calculated on a project-by-project basis with respect to each such subcontractor and supplier) (1) were made during the year ending December 31, 2020, or (2) are expected to be made during the year ending December 31, 2021 and, in each case, which is not cancelable without penalty or other liability to the Company or any Company Subsidiary upon notice of ninety (90) days or less;

(iii) by its terms call for aggregate payments by or to the Company and the Company Subsidiaries in excess of $5,000,000 over the remaining term of such contract or related group of contracts (other than contracts subject to clauses (i), (ii) and (iv) hereof);

(iv) under which the Company or any of the Company Subsidiaries (A) is liable for Indebtedness in excess of $20,000,000, (B) guaranty any Indebtedness of or other obligations of a third Person other than the Indebtedness or obligations of the Company Subsidiaries or (C) grants any Encumbrance, or mortgaging, pledging or otherwise places an Encumbrance (in each case other than Permitted Encumbrance) on any of the material assets of the Company or any Company Subsidiary;

(v) that contain (i) “earn out” or other contingent payment obligations by the Company or any Company Subsidiary or (ii) any performance guaranty or other similar undertaking with respect to a contractual or other performance by the Company or any Company Subsidiary;

(vi) that are partnership, joint venture or similar agreements (other than any organizational documents of the Company or the Company Subsidiaries);

(vii) that relate to business combination transactions (whether by merger, sale of equity interests, sale of assets or otherwise) pursuant to which the Company or any Company Subsidiary has an outstanding obligation any obligations or liabilities thereunder that would survive the Closing;

(viii) that restrict the Company or any Company Subsidiary from (A) engaging suppliers, customers or other Persons with which the Company and the Company Subsidiaries may do business (other than restrictions on the solicitation of employees entered into in the ordinary course of business), including any exclusivity provisions, (B) freely engaging or competing in any line of its business with any Person or anywhere in the world or during any period of time and/or (C) granting any “most favored nation” pricing provisions or similar rights;

(ix) pursuant to which the Company or any Company Subsidiary has granted any exclusive marketing, sales representative relationship, franchising consignment, distribution or any other similar right to any third party;

(x) that grant to any Person other than the Company or the Company Subsidiaries any rights of first refusal, option, preferential right, negotiation or other similar rights (other than “most favored nation” pricing provisions) that limit or purports to limit the ability of the Company or any Company Subsidiary to own, operate, sell, transfer, pledge or otherwise dispose of any material asset or business of the Company or any Company Subsidiary (other than the Contracts listed under clause (viii) above);

(xi) for outstanding futures, swap, collar, put, call, floor, cap, option, hedging, forward sale or other derivative Contracts that binds the Company or any Company Subsidiary;

(xii) that are agreements or commitments by the Company or any Company Subsidiary to make a capital expenditure or to purchase a capital asset requiring payments in excess of $2,000,000 individually;

(xiii) that restrict the payment of dividends or the making of distributions to the equity holders of the Company or any Company Subsidiary that would survive the Closing;

(xiv) that are IP Licenses;

(xv) that are with any Governmental Authority, other than those contracts which have been substantially completed and which would not be reasonably expected to result in expense or known or reasonably probable liability, in either case that is material to the Company and the Company Subsidiaries taken as a whole;

(xvi) that are Company Labor Agreements;

(xvii) that are for the employment or engagement of any individual on a full-time, part-time or personal services consulting basis and which (x) provide for annual compensation in excess of $250,000 per year, (y) provide for the payment of compensation and/or benefits upon or in connection with the consummation of the transactions contemplated hereby, and/or (z) provide for severance, termination or notice payments or benefits in an amount in excess of $50,000 individually or $1,000,000 in the aggregate (other than payments or benefits required under applicable Law) upon a termination of the applicable individual’s employment or engagement;

(xviii) with any holder of the Outstanding Shares, any current or former director or officer of the Company or any Company Subsidiary or any of their Affiliates or immediate family members, which Contract will not be terminated prior to Closing and will be binding on the Company or any Company Subsidiary thereafter;

(xix) that are leases or other agreements under which the Company or any Company Subsidiary is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $5,000,000;

(xx) that are leases or other agreements under which the Company or any Company Subsidiary is lessor that permits any third party to hold or operate any property, real or personal, of the Company or any Company Subsidiary for which the annual rental exceeds $5,000,000;

(xxi) that are with any Affiliates of the Company or any Company Subsidiary (other than any contract, agreement or instrument between the Company or any Company Subsidiary and the Company or another Company Subsidiary);

(xxii) that are conciliation, settlement or similar agreements pursuant to which the Company or any Company Subsidiary could reasonably be to (x) make payments in excess of $1,000,000 individually or $5,000,000 in aggregate or (y) satisfy any non-monetary obligation which would be binding on and adverse in any material respect to the Company or any Company Subsidiary following the Closing, in each case arising after the date of this Agreement;

(xxiii) that are (A) bid bonds, payment bonds, performance bonds, Tax bonds, licensing bonds, reclamation bonds, surety bonds or any similar undertaking or financial security arrangements or (B) indemnity or underwriting agreements or other contracts with a surety; or

(xxiv) that are binding agreements to enter into any of the foregoing.

(b) Other than such Material Contracts as have expired in accordance with their respective terms and with respect to which neither the Company nor any of the Company Subsidiaries has any material liability or obligation and except as set forth in Section 5.11(b), each Material Contract set forth on Section 5.11(a) of the Company Disclosure Schedules is valid and binding on the Company and the Company Subsidiaries to the extent the Company or the Company Subsidiaries are party thereto, as applicable, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions. With respect to all Material Contracts, neither the Company, any Company Subsidiary nor, to the Knowledge of the Company, any other party to any such contract is in breach thereof or default thereunder and, to the Knowledge of the Company, there does not exist under any Material Contract any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by the Company, any Company Subsidiary or, to the Knowledge of the Company, any other party to such Material Contract, in each case except for such breaches, defaults and events as to which requisite waivers or consents have been obtained (which waivers or consents are not subject to (x) any conditions which have not be satisfied or (y) an expiration date prior to the end of the term of such Material Contract), which would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. None of the Material Contracts have been canceled or otherwise terminated (other than such Material Contracts as have expired in accordance with their respective terms) and neither the Company nor any of the Company Subsidiaries has received any written notice from any Person regarding any such cancellation or termination or any material default or, to the Knowledge of the Company, is aware of any circumstances that would reasonably lead to such cancellation or termination or material default, in each case with respect to a Material Contract.

5.12 Customers and Suppliers. Section 5.12 of the Company Disclosure Schedules sets forth (a) the top ten (10) customers of the Company and the Company Subsidiaries, based on the dollar amount of consolidated revenues earned by the Company and the Company Subsidiaries for the twelve (12) calendar months ended December 31, 2020 (collectively, the “Material Customers”) and (b) the top ten (10) vendors and/or suppliers of the Company and the Company Subsidiaries, based on aggregate total purchases by the Company and the Company Subsidiaries for the twelve (12) calendar months ended December 31, 2020 (collectively, the “Material Suppliers”). As of the date hereof, no customer or supplier set forth on Section 5.12 of the Company Disclosure Schedules has given the Company or any Company Subsidiary, written or, to the Knowledge of the Company, any other indication that it intends to stop or materially decrease its business with the Company or any Company Subsidiary (whether as a result of the consummation of the transactions contemplated by this Agreement or otherwise).

5.13 Litigation.

(a) Except as set forth on Section 5.13 of the Company Disclosure Schedules, there are no material Actions pending before any Governmental Authority, or to the Knowledge of the Company, threatened against the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is subject to any material unsatisfied Order.

(b) Except as set forth on Section 5.13 of the Company Disclosure Schedules, there are no Proceedings pending, or to the Knowledge of the Company, threatened in writing against the Company or any of the Company Subsidiaries or any of their predecessors or against any officer, director, shareholder, employee or agent of the Company or any of the Company Subsidiaries in their capacity as such or relating to their employment services or relationship with the Company, the Company Subsidiaries, or any of their Affiliates, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

5.14 Taxes.

(a) All material Tax Returns required to be filed by the Company and, since January 1, 2011, all material Tax Returns required to be filed by any Company Subsidiary have been timely (within any applicable extension periods) filed, and all such Tax Returns are true, complete and correct in all material respects and were prepared in substantial compliance with applicable Law. No claim has ever been made by a Tax authority in a jurisdiction where the Company, or since January 1, 2011 in the case of any Company Subsidiary, does not file a Tax Return that such entity is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return.

(b) The Company and each Company Subsidiary has fully and timely paid all Taxes due and payable by it, regardless of whether such amounts were shown to be due on any Tax Returns, and, except as would not reasonably be expected to result in material liability to the Company or such Company Subsidiary, the Company and each Company Subsidiary has withheld and timely paid over to the appropriate taxing authority all Taxes it is required to withhold from amounts paid or owing to any employee, independent contractor, member, equityholder, creditor or other Person. There are no Encumbrances for Taxes upon any property or asset of the Company or any of the Company Subsidiaries other than Permitted Encumbrances.

(c) All deficiencies for Taxes asserted or assessed in writing against the Company or the Company Subsidiaries have been fully and timely (within any applicable extension periods) paid, settled or properly reflected in the Financial Statements.

(d) Except as set forth on Section 5.14(d) of the Company Disclosure Schedules, no audit, examination, investigations, disputes, notices of deficiency, claims or judicial proceeding is pending or to the Knowledge of the Company, threatened with respect to any Taxes due from or with respect to the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has received notice from any Governmental Authority (including in jurisdictions where the applicable Person has not filed Tax Returns) that it intends to commence such an audit, examination, or proceeding.

(e) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment, reassessment or deficiency of Taxes due from the Company or any Company Subsidiary for any taxable period and no request for any such waiver or extension is currently pending.

(f) Neither the Company nor any Company Subsidiary has been a party to a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b).

(g) Neither the Company nor any Company Subsidiary is or has ever been a member of any affiliated group as defined in Code Section 1504 that has filed a consolidated return for federal income tax purposes (or any similar group under state, local or foreign Law), or filed or been included in a combined, consolidated or unitary income Tax Return, with any other Person other than the Company, a Company Subsidiary or a Former Company Subsidiary. Neither the Company nor any Company Subsidiary has any liability for Taxes of any Person (other than the Company or any Company Subsidiary, as applicable) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or (ii) as a transferee or successor, by contract, or otherwise. Neither the Company nor any Company Subsidiary is a party to or bound by any Tax allocation, Tax sharing or similar agreement.

(h) Except for the Pre-Closing Transactions contemplated to effect the Holding Company Reorganization and the Conversions, neither the Company nor any Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(i) Except as set forth on Section 5.14(i) of the Company Disclosure Schedules, neither the Company nor any Company Subsidiary (i) is or has been within the six year period prior to the date of this Agreement, a “United States real property holding corporation” within the meaning of Section 897 of the Code; (ii) is or has been a shareholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law); (iii) is or has been a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign law); or (iv) has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become subject to Tax jurisdiction in a country other than the country of its formation.

(j) No power of attorney has been executed with respect to any Taxes owed by the Company or any Company Subsidiary that is will be in force and effect from or after the Closing Date.

(k) Neither the Company nor any Company Subsidiary has been within the five-year period prior to the date of this Agreement required to include any item of income for Tax purposes attributable to a discharge from indebtedness.

(l) Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) with respect to a transaction occurring on or prior to the Closing Date; (iv) any use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) election under Section 108(i) of the Code made on or prior to the Closing Date; or (vii) transaction entered into or investment made prior to the Closing governed by Section 951 or 951A of the Code.

(m) Since January 1, 2016 or, if later, the date of formation or incorporation, as applicable, and at all times thereafter, the Company and each Company Subsidiary has been classified in accordance with the U.S. federal (and applicable state and local) income tax classification set forth next to its name on Section 5.14(m) of the Company Disclosure Schedules. The foregoing classifications are subject to change upon consummation of the Pre-Closing Transactions.

(n) No Company Subsidiary organized outside of the United States (i) is a passive foreign investment company within the meaning of Section 1297 of the Code, (ii) has ever incurred a material amount of Subpart F income within the meaning of Section 952(a) of the Code, (iii) has made any investment in “United States Property” within the meaning of Section 956(c) of the Code and the Treasury Regulations thereunder, or (iv) has ever incurred a material amount of global intangible low-taxed income within the meaning of Section 951A of the Code.

(o) No claim in writing has been made by any Governmental Authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(p) All material related party transactions involving the Company or any Company Subsidiary (including any branch or permanent establishment thereof) occurring during the period of six (6) years prior to the date hereof, comply with the principles set forth in Section 482 of the Code and Treasury Regulations promulgated thereunder (and any corresponding provisions of state, local or non-U.S. Tax Law) and any other applicable law on transfer pricing.

(q) The Company and each Company Subsidiary has, in all material respects (i) properly collected and remitted sales and similar Taxes with respect to sales made to its customers and (ii) for all sales that are exempt from sales and similar Taxes and that were made without charging or remitting sales or similar Taxes, received and retained any appropriate Tax exemption certificates and other documentation qualifying such sale as exempt.

(r) Neither the Company nor any Company Subsidiary has ever used the cash method of accounting for Tax purposes.

(s) Each Company Plan and other contract, agreement, plan or arrangement to which the Company or any Company Subsidiary is a party or otherwise bound that is, in whole or in part, a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code is and has been at all times in documentary and operational compliance with Section 409A of the Code. No compensation has been or would reasonably be expected to be includable in the gross income of any “service provider” of the Company or any Company Subsidiary as a result of the operation of Section 409A of the Code. No amounts paid or payable by the Company or any Company Subsidiary are subject to any Tax or penalty imposed under Section 457A of the Code. There is no contract, agreement, plan or arrangement to which the Company or any Company Subsidiary is a party which requires the Company or such Company Subsidiary to pay a Tax gross-up or reimbursement payment to any Person, including without limitation, with respect to any Tax-related payments under Section 409A of the Code.

(t) The unpaid Taxes of the Company and each Company Subsidiary did not, as of the date of the Interim Balance Sheet, materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Interim Balance Sheet (rather than in any notes thereto). Since the date of Interim Balance Sheet, neither the Company nor any Company Subsidiary has incurred any material liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(u) The Company has been at all times during its existence a validly electing “S corporation” within the meaning of Sections 1361 and 1362 of the Code and under all corresponding provisions of applicable state and local Tax laws to the extent they recognize S corporation status, and the Company Shareholders will not take any action prior to the

Closing to terminate the Company’s S corporation election or status. The IRS has not challenged or threatened to challenge the status of the Company as an S corporation for federal income tax purposes under the Code. The Company has not, in the past ten (10) years, acquired assets from another corporation in a transaction in which the Company’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor. The Company does not have, and has never had, any Subsidiaries that are not qualified subchapter S subsidiaries within the meaning of Section 1361(b)(3)(B) of the Code.

5.15 Employee Benefit Plans.

(a) Section 5.15(a) of the Company Disclosure Schedules contains a true and complete list, as of the date hereof, of each Company Plan. Each Company Plan identified in Section 5.15(a) of the Company Disclosure Schedules that is not a Multiemployer Plan is referred to herein as a “Company Other Plan.”

(b) With respect to each Company Other Plan, the Company has made available to the Buyer a current copy (or, to the extent no such copy exists, a description of the material terms) thereof and, to the extent applicable: (i) a true and complete copy of the plan document, any amendments thereto, and any related trust or similar financing agreement; (ii) the most recent IRS determination letter; (iii) the most recent summary plan description and any summaries of material modification; (iv) for the three (3) most recent plan years (A) the Form 5500 and attached schedules and (B) the Audited Financial Statements; (v) all material notices, records and filings regarding Internal Revenue Service, Department of Labor or other Governmental Authority audits or investigations; and (vi) all non-routine, written communications relating to any Company Plan within the past three (3) years. With respect to each Multiemployer Plan, the Company has made available to the Buyer a copy of all written notices, filings and communications received by the Company or such Company Subsidiaries relating to such Multiemployer Plan within the past three (3) years.

(c) Each Company Other Plan and, to the Knowledge of the Company, each Company Multiemployer Plan: (i) has been established, maintained, funded, and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws, except as would not reasonably be expected to result in material liability to the Company; and (ii) which is intended to be qualified within the meaning of Code Section 401(a) is so qualified, has received a favorable determination letter from the IRS as to its qualification or is maintained in all material respects pursuant to a prototype or volume submitter document approved by the IRS, and no circumstance exists and nothing has occurred that could reasonably be expected to cause the loss of such qualification. Each trust established in connection with any Company Other Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and no fact or event has occurred that would reasonably be expected to adversely affect the exempt status of any such trust. No Company Other Plan provides, and neither the Company nor any Company Subsidiary has any liability or obligation to provide, medical, life, welfare or death benefits with respect to current or former employees, directors or individual service providers of the Company or any Company Subsidiary beyond their termination of employment or service (other than coverage mandated by Section 4980A of the Code (or similar state Law) and with respect to which the participant pays the entire premium). The Company, each ERISA Affiliate, and each Company Other Plan and, to the Knowledge of the Company, each Multiemployer Plan is in compliance, and has complied in all material respects, with the requirements of Section 4980 of the Code and the Patient Protection and Affordable Care Act of 2010, as amended, and is not subject to an assessable payment under Section 4980B of the Code. For the period of six (6) years prior to the date of this Agreement, there has been no “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) or breach of fiduciary duty (as determined under ERISA) with respect to any Company Other Plan or to the Knowledge of the Company, any Multiemployer Plan.

(d) Section 5.15(d)(i) of the Company Disclosure Schedules lists each Company Other Plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code (each, a “Pension Plan”). Section 5.15(d)(ii) of the Company Disclosure Schedules lists each “multiemployer plan” within the meaning of Section 3(37) of ERISA to which the Company or any Company Subsidiary contributes, is required to contribute, or has contributed or been required to contribute in the past six years (each, a “Multiemployer Plan”). Except as set forth on Section 5.15(d)(i) and (ii) of the Company Disclosure Schedules, no Company Other Plan or to the Knowledge of the Company, any Multiemployer Plan, is, and neither the Company nor any of its ERISA Affiliates has any liability (whether contingent or actual, direct or indirect) under or with respect to a: (i) plan that is or was subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code; (ii) multiemployer plan within the meaning of Section 3(37) of ERISA; (iii) multiple employer plan as described in Section 413(c) of the Code; or (iv) multiple employer welfare arrangement (as defined in Section 3(40) of ERISA).

(e) With respect to each Pension Plan: (i) no liability to the Pension Benefit Guaranty Corporation (“PBGC”) has been incurred (other than for non-delinquent premiums); (ii) no notice of intent to terminate any such Pension Plan has been filed with the PBGC or distributed to participants therein and no amendment terminating any such Pension Plan has been adopted; (iii) no proceedings to terminate any such Pension Plan instituted by the PBGC are pending or, to the Knowledge of the Company, are threatened and no event or condition has occurred which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Pension Plan; (iv) no such Pension Plan is in “at risk” status, within the meaning of Section 430 of the Code or Section 303 of ERISA; (v) no “reportable event” within the meaning of Section 4043 of ERISA (for which the thirty (30)-day notice requirement has not been waived by the PBGC) has occurred within the last six (6) years; (vi) no lien has arisen or would reasonably be expected to arise under ERISA or the Code on the assets of the Company, any Company Subsidiary or any ERISA Affiliate in connection with any Pension Plan; (vii) there has been no cessation of operations at a facility subject to the provisions of Section 4062(e) of ERISA within the past six (6) years; and (viii) no Pension Plan has failed to satisfy the minimum funding standards set forth in Sections 412 and 430 of the Code or Sections 302 and 303 of ERISA.

(f) Neither the Company nor any of its ERISA Affiliates has incurred any withdrawal liability within the meaning of Title IV of ERISA with respect to any Multiemployer Plan (whether or not asserted by such Multiemployer Plan and whether for a partial or complete withdrawal) that remains unsatisfied. Neither the Company nor any of its ERISA Affiliates has received notice that any Multiemployer Plan has undergone or is expected to undergo a mass withdrawal or termination. All contributions (including installments) required to be made by the Company and its ERISA Affiliates to each Multiemployer Plan as of the date hereof have been timely made and the Company and its ERISA Affiliates are not delinquent in any contributions to any Multiemployer Plan. Except as set forth in Section 5.15(f) of the Company Disclosure Schedules, to the Knowledge of the Company, no Multiemployer Plan is insolvent or in reorganization. Except as set forth in Section 5.15(f) of the Company Disclosure Schedules, to the Knowledge of the Company, no Multiemployer Plan is in “endangered” or “critical” status (within the meaning of Section 305 of ERISA). Neither the Company nor any ERISA Affiliate thereof has incurred any liability (including any indirect, contingent or secondary liability) to or on account of a Company Other Plan or, to the Knowledge of the Company, any Multiemployer Plan pursuant to Section 436(f) of the Code, or to or on account of a Multiemployer Plan pursuant to Sections 515, 4201, 4204 or 4212 of ERISA or expects to incur any such liability under any of the foregoing sections with respect to any Multiemployer Plan. No lien imposed under the Code or ERISA on the assets of the Company or any ERISA Affiliate exists or to the Knowledge of the Company is likely to arise on account of any Multiemployer Plan (other than current obligations for contributions to such Company Plans and routine claims for benefits thereunder that are not delinquent). Assuming compliance in all respects with the requirements of Section 4203(b)(1) of ERISA, then, using actuarial assumptions and computation methods consistent with Part 1 of Subtitle E of Title IV of ERISA, the Company and its ERISA Affiliates would not incur any liabilities with respect to any Multiemployer Plans in the event of a complete or partial withdrawal therefrom.

(g) With respect to any Company Other Plan, no Actions (other than routine claims for benefits in the ordinary course or routine qualification determination filings) are pending or, to the Knowledge of the Company, threatened, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company and the Company Subsidiaries.

(h) Except as set forth on Section 5.15(h) of the Company Disclosure Schedules, all payments, benefits, contributions and premiums payable by the Company or any Company Subsidiary related to each Company Plan have been timely paid or made in full or, to the extent not yet due, properly accrued on the Company’s latest financial statements in accordance with the terms of the Company Plan and all applicable Laws and accounting standards. With respect to each Company Other Plan, (i) no breaches of fiduciary duty or other material failures to act or comply in connection with the administration or investment of the assets of such Company Plan have occurred, (ii) no lien has been imposed under the Code, ERISA or any other applicable Law, and (iii) neither the Company nor any of its Subsidiaries has made any filing in respect of such Company Plan under the Employee Plans Compliance Resolution System, the Department of Labor Delinquent Filer Program or any other voluntary correction program.

(i) Except as set forth on Section 5.15(i) of the Company Disclosure Schedules, neither the execution and delivery nor the consummation of the transactions contemplated by this Agreement will (alone or in conjunction with any other event) (i) result in any payment becoming due to any current or former employee or individual service provider of the Company or any Company Subsidiary, or (ii) result in the acceleration of payment, vesting or funding of or increase of any payments or benefits under any Company Plan or to any current or former employee or individual service provider of the Company or any Company Subsidiary.

(j) No Company Other Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code. Except as set forth in Section 5.15(j) of the Company Disclosure Schedules, none of the Company, any Company Subsidiaries or any of their respective ERISA Affiliates has at any time maintained, established, sponsored, participated in or contributed to, and no Company Other Plan is, a self-insured plan that provides medical, dental or any other similar employee benefits to employees (including any such plan pursuant to which a stop-loss policy or Contract applies).

(k) Each Company Plan that is governed by the laws of any jurisdiction outside of the United States or provides compensation or benefits to any current or former employee or other individual service provider of the Company or any Company Subsidiary (or any dependent thereof) who resides outside of the United States (each a “Foreign Benefit Plan”) is set forth on Section 5.15(k) of the Company Disclosure Schedules. With respect to each Foreign Benefit Plan, (i) such Foreign Benefit Plan has been maintained, funded and administered in material compliance with applicable Laws and the requirements of such Foreign Benefit Plan’s governing documents and any applicable Labor Agreements, (ii) such Foreign Benefit Plan has obtained from the Governmental Authority having jurisdiction with respect to such Foreign Benefit Plan any required determinations, if any, that such Foreign Benefit Plan is in compliance in all material respects with the applicable Laws and regulations of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Benefit Plan, and (iii) neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise) will create or otherwise result in any liability with respect to such Foreign Benefit Plan.

5.16 Labor and Employment.

(a) Neither the Company nor any of the Company Subsidiaries has experienced any work stoppage, labor strike, material slowdown, walkout, lockout, picketing, or other organized labor dispute or disruption involving the employees, contractors, or other service providers of the Company or any Company Subsidiary within the past three (3) years, and, to the Knowledge of the Company, none is threatened. There are, and within the past five years have been, no union organizing or decertification activities involving employees of the Company or any Company Subsidiary. Except as set forth on Section 5.16(a) of the Company Disclosure Schedules, the Company and the Company Subsidiaries are and for the past three (3) years have been in compliance with all applicable Laws respecting labor and employment, including provisions thereof relating to employment practices, terms and conditions of employment, worker classification, background checks, equal employment opportunity, discrimination, harassment, retaliation, wage deductions and withholdings, paid or unpaid time off work, accommodations, testing, wages and hours, immigration, pay equity, collective bargaining, fair labor standards, wrongful discharge, occupational health and safety and personal rights except as would not individually or in the aggregate reasonable be expected to be material to the Company and the Company Subsidiaries.

(b) As of the date hereof, there is no pending or, to the Knowledge of the Company, threatened (i) Action against the Company or any of the Company Subsidiaries by or on behalf of any of their respective employees, applicants for employment, or former employees, or otherwise relating to any of their labor or employment-related practices except as would not reasonably be expected to result in material liability to the Company or any Company Subsidiary, or (ii) material grievance against or involving the Company or any Company Subsidiary, whether or not arising under any collective bargaining agreement or other Contract with any labor union, works council, or other labor organization (“Labor Agreements”). Within the past three years, (i) neither the Company nor any Company Subsidiary has committed any unfair labor practice, and (ii) there have been no written allegations of sexual harassment or other discriminatory harassment, discrimination, or retaliation involving any officers, executives, or other senior-level management employees of the Company or of the Company Subsidiaries. As of the date hereof, no employees of the Company or any Company Subsidiary are represented by a works council, and none is expected to become represented by a works council.

(c) Section 5.16(c) of the Company Disclosure Schedules sets forth each Labor Agreement and bargaining relationship to which the Company or any Company Subsidiary is party or by which the Company or any Company Subsidiary is bound as of the date hereof (collectively, “Company Labor Agreements”). Except as set forth on Section 5.16(c) of the Company Disclosure Schedules, (i) none of the Company Labor Agreements is scheduled to expire, and (ii) except as the same may be entered into in conjunction in the ordinary course of business consistent in all material respects with past practice to enable the performance by the Company or any Company Subsidiary with respect to the labor requirements needed to fulfil any existing or prospective project agreement entered into by the Company or any Company Subsidiary after the date hereof upon notice to Buyer, (A) no renewal negotiations with respect thereto are scheduled or anticipated to commence, prior to the Closing Date, (B) no Company Labor Agreements are being renegotiated, and no new Labor Agreement that would bind the Company or any Company Subsidiary is being negotiated, and (C) neither the Company nor any Company Subsidiary is under an obligation to negotiate a Labor Agreement. The Company and each Company Subsidiary has or prior to the Closing will have satisfied all notice, information and bargaining obligations owed to any of their employees, contractors, or other service providers and/or their bargaining unit representatives under applicable Law or the Company Labor Agreements.

(d) Except as set forth on Section 5.16(d) of the Company Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in, either alone or in combination with any other event, any obligation on behalf of the Company or any Company Subsidiary to consult with, notify, bargain with, or obtain the consent of, any counter-party to any Company Labor Agreement or any other labor union or similar organization.

(e) Within the past three (3) years, neither the Company nor any Company Subsidiary has incurred any liability under the U.S. Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder, or any similar foreign, state or local Law (collectively, the “WARN Act”), and no actions that could require notice or payment under the WARN Act are currently contemplated, planned or announced or have occurred within the past three years. In the six (6) month period immediately prior to the date hereof, neither the Company nor any Company Subsidiary has carried out any “employment loss” (as defined in the WARN Act), or layoff or material reduction in hours of work that, if continued, in the aggregate, could reasonably be expected to constitute a “plant closing” or “mass layoff” under the WARN Act. The Company’s and the Company Subsidiaries’ procedures for hiring and releasing temporary workers is included on Section 5.16(e) of the Company Disclosure Schedules.

(f) Except as set forth on Section 5.16(f) of the Company Disclosure Schedules, during the preceding three (3) years, the Company and each Company Subsidiary has timely and fully paid or adequately accrued all wages, salaries, wage premiums, commissions, bonuses, expense reimbursements, severance, and other compensation that have come due and payable to their employees pursuant to applicable Law, Contract, Company Plan or policy. During the preceding three (3) years, each individual who is providing has provided services to the Company or any Company Subsidiary is and has at all times been properly classified and treated for all purposes as an exempt or non-exempt employee or an independent contractor, consultant, or other non-employee service provider in accordance with applicable Laws.

(g) The Company, the Company and each Company Subsidiary has at all times (i) correctly classified those Persons performing services as common law employees, leased employees, independent contractors or agents of the Company or the applicable Company Subsidiary and (ii) complied with all reporting and record keeping requirements related thereto, including filing of Forms W-2 and 1099 (or other applicable forms).

(h) Neither the Company nor any Company Subsidiary is a party to, or otherwise bound by any Order from, any Governmental Authority the effect of which seeks to enjoin, curtail, limit or prohibit any ongoing labor or employment-related practices. The Company and the Company Subsidiaries maintain accurate and complete Form I-9s with respect to each of their current and former employees in accordance with applicable Laws concerning immigration and employment eligibility verification obligations. As of the date hereof, the Company and the Company Subsidiaries do not employ any employee whose principal work location is outside of the United States. All current employees of the Company or a Company Subsidiary are authorized under applicable immigration Laws to be employed in the United States. Within the past three (3) years, the Company and the Company Subsidiaries have not received an “Employer Correction Request” notice or “no match” letter from the Social Security Administration concerning any current employees, and there have been no Actions against or involving the Company or any Company Subsidiary concerning employment eligibility or other immigration matters.

(i) The Company has provided to Buyer a true, correct and complete list of the names of all present employees (whether full-time, part-time or otherwise) of the Company and the Company Subsidiaries and each such employee’s job title, current annual salary rates or current hourly wages, as applicable, hire date, principal work location, nature of employment (e.g., full-time, part-time, leased or other), employment status (e.g., active, on visa, furloughed, on medical or parental or other leave and expected date of return to work), union affiliation (if any) and status as exempt or non-exempt under applicable wage and hour Laws. The Company has made available to Buyer information from which the identity of all individual independent contractors and individual consultants currently engaged by the Company or any Company Subsidiary from which the position, work location, date of retention and rate of remuneration for each such Person can be ascertained. With respect to each employee and Person set forth on the foregoing lists provided to Buyer who is salaried or whose total compensation has increased more than five percent (5%) during the current fiscal year of the Company and the Company Subsidiaries (as compared to the prior fiscal year), the aggregate increase in compensation for such employee or Person is specified on the applicable list. No executive or key employee of the Company or any Company Subsidiary has informed the Company or any Company Subsidiary (whether orally or in writing) of any plan to terminate employment with or services for the Company or any Company Subsidiary, and, to the Knowledge of the Company, no such Person or Persons has any plans to terminate employment with or services for the Company or any Subsidiary.

(j) Section 5.16(j) of the Company Disclosure Schedules completely and accurately sets forth the aggregate principal amount of any loans, including the portion thereof that will be forgivable, deferred Taxes or any Tax credits applied for, claimed or received under any applicable Law, Order or directive issued by any Governmental Authority or public health agency in connection with the COVID-19 pandemic, in each case, including under the CARES Act.

(k) The Company and Company Subsidiaries COVID Actions have complied in all material respects with applicable Law and federal, state, and local guidelines, including protocols that are supported by OSHA, the CDS and health and safety standards of other Governmental Authorities related to the SARS-CoV-2 pandemic, and are consistent, in the opinion of the Company and the Company Subsidiaries, with actions taken by other Persons similarly situated as the Company and the Company Subsidiaries in responding thereto. The steps taken by the Company and Company Subsidiaries with respect to the matters discussed in this Section 5.16(k) are set forth on Section 5.16(k) of the Company Disclosure Schedules.

5.17 Environmental Compliance. Except as set forth on Section 5.17 of the Company Disclosure Schedules, (i) the Company and each Company Subsidiary are and, for a period of four (4) years prior to the date hereof, have been in compliance in all material respects with all applicable Environmental Laws; (ii) the Company and each Company Subsidiary have obtained, maintained, and are and, for a period of four (4) years prior to the date hereof, have been, in compliance in all material respects with the terms and conditions of, all Licenses required under any applicable Environmental Laws for the ownership of the properties and assets or the operation of the business of the Company and the Company Subsidiaries; (iii) there are no pending or, to the

Knowledge of the Company, threatened Environmental Claims against the Company or any Company Subsidiary; (iv) neither the Company nor any Company Subsidiary has treated, stored, transported, disposed of, arranged for or permitted the transportation or disposal of, handled, manufactured, distributed, exposed any Person to, or Released any Hazardous Substances, or, to the Knowledge of the Company, owned, leased, or operated any property or facility which is or has been contaminated by any such Hazardous Substances, which in either case has given rise or would reasonably be expected to give rise to any current or future liabilities pursuant to any Environmental Laws; (v) neither the company nor any Company Subsidiary is party to any Order or subject to any judgment or decree relating to compliance with Environmental Laws or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances; (vi) neither the Company nor any Company Subsidiary has assumed, undertaken, or provided an indemnity with respect to any obligation or liability, including any obligation for corrective or remedial action, of any other Person arising under Environmental Law; and (vii) the Company has made available to Buyer all material environmental reports, audits, assessments, and other documents, including Phase I reports, in the Company’s custody or reasonable control, relating to actual or potential conditions of contamination on the Real Property or the Company’s or any Company Subsidiary’s past or current properties, facilities or operations, or relating to compliance with Environmental Laws (including Licenses required under Environmental Laws).

5.18 Insurance. Section 5.18 of the Company Disclosure Schedules sets forth, as of the date hereof, all material insurance policies (the “Insurance Policies”) with respect to the employees, properties, assets or business of the Company and the Company Subsidiaries, including life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is customarily carried by Persons conducting business similar to that of the Company and the Company Subsidiaries and each such policy provides insurance in such amounts and against such risks as is, in all material respects, commercially reasonable. Each policy set forth on Section 5.18 of the Company Disclosure Schedules is in full force and effect and all premiums due and payable thereon have been paid in full. There is no material claim pending under any of such Insurance Policies as to which coverage has been questioned, denied or disputed, in each case in writing, by the underwriters of such policies. Neither the Company nor any of the Company Subsidiaries has taken any action or failed to take any action that (including with respect to the transactions contemplated by this Agreement), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No Insurance Policy will be affected in any material respect by the consummation of the transactions contemplated by this Agreement. As of the date hereof, neither the Company nor any Company Subsidiary has received either a written notice of cancellation, non-renewal or material premium increase of any Insurance Policy. The Company has made available to the Buyer true and correct copies in all material respects of the Insurance Policies.

5.19 Real Property.

(a) Section 5.19(a) of the Company Disclosure Schedules contains a list as of the date hereof of (i) all Owned Real Property and (ii) all Leased Real Property (the Owned Real Property and Leased Real Property, together the “Company Real Property”). The Company and the Company Subsidiaries (a) have good and marketable indefeasible fee simple title to all Owned Real Property, and (b) hold legal, valid, binding, enforceable rights to lease the Leased Real Property, in each case of (a) and (b) free and clear of all Encumbrances other than Permitted Encumbrances. This Section 5.19 does not relate to Intellectual Property, which is addressed in Section 5.8.

(b) Neither the Company nor any Company Subsidiary is obligated under, or a party to, any option, right of first refusal or other contractual right or obligation to sell, assign or dispose of any Company Real Property (or any portion thereof) or purchase any real property. Except as set forth in Section 5.19(b) of the Company Disclosure Schedules, neither the Company nor any Company Subsidiary has leased or otherwise granted to any Person the right to use or occupy any Owned Real Property or any portion thereof.

(c) With respect to the Leased Real Property, the Company has delivered to Buyer a true and complete copy of each such Lease document (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto). Neither the Company, any Company Subsidiary nor, to the knowledge of the Company, any other party to any Lease is in breach thereof or default thereunder and there does not exist under any Lease any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by the Company, the Company Subsidiary, or to the Knowledge of the Company, any other party to such Lease. Except as set forth in Section 5.19(c) of the Company Disclosure Schedules, (i) the Company’s or Company Subsidiary’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed, and to the Knowledge of the Company, there are no material disputes with respect to such Lease; (ii) neither the Company nor any Company Subsidiary owes, or, pursuant to any presently effective Contract, will owe in the future, any brokerage commissions or finder’s fees with respect to such Lease; (iii) neither the Company nor any Company Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; and (iv) neither the Company nor any Company Subsidiary has given or received a notice of material default related to such Lease which has not been cured or waived.

(d) With respect to the Company Real Property, neither the Company nor any the Company Subsidiaries has received any written notice of, nor to the Knowledge of the Company, does their exist as of the date of this Agreement, any pending, threatened or contemplated condemnation or similar proceedings, or any sale or other disposition of any Company Real Property or any part thereof in lieu of condemnation. The Company and the Company Subsidiaries have lawful rights of use to all land and other real property rights, subject to Permitted Encumbrances, necessary to conduct their business as presently conducted and the Company Real Property comprises all of the real property used or intended to be used in, or otherwise related to, the business of the Company and Company Subsidiaries.

5.20 Affiliate Transactions. Except as expressly contemplated by this Agreement or set forth on Section 5.20 of the Company Disclosure Schedules, neither the Company nor any Company Subsidiary is a party to any material agreement with, or involving the making of any payment or transfer of property or assets to, any Company Shareholder, New Holdco, or any Affiliate, officer, or director of any Company Shareholder or the Company (other than arising under or in connection with employment relationships and compensation, benefits or other agreements incident to such Person’s employment with the Company or any Company Subsidiary or the payment of cash dividends or distributions to be made ratably to all Company Shareholders prior to Closing). Except as set forth on Section 5.20 of the Company Disclosure Schedules, neither the Company nor any Affiliate of the Company or, to the Knowledge of the Company, any officer, director, or equityholder of the Company nor any such Affiliate owns directly or indirectly any interest in (other than passive investments involving ownership of five percent (5%) or less of any class of securities of a company whose securities are registered under the Exchange Act), or serves as an executive officer or director of, any supplier or other organization which has a material business relationship with the Company or any of the Company Subsidiaries. None of the Company Shareholders nor any of their Affiliates (including the Shareholder Representative) own or have any rights in or to any of the material assets, properties or rights used by the Company or any Company Subsidiary or otherwise used for the Business, as presently conducted.

5.21 Absence of Certain Changes or Events.

(a) Except as otherwise contemplated by this Agreement, from January 1, 2020, (i) the Company and each Company Subsidiary have conducted their respective businesses in the ordinary course of business in all material respects (including with respect to the issuance of parent/subsidiary guarantees, bonds and letters of credit), (ii) the Company and each Company Subsidiary have not suffered any material loss, damage, destruction or other material casualty affecting any of their respective material properties or assets, whether or not covered by insurance, and (iii) there has been no Material Adverse Effect.

(b) Without limiting the generality of Section 5.21(a), except as set forth on Section 5.21(b) of the Company Disclosure Schedules, since the date of the Interim Balance Sheet, neither the Company nor any of the Company Subsidiaries has taken or failed to take any action that, if taken or failed to be taken after the date hereof, would require consent of the Buyer pursuant to Section  7.1.

5.22 Anti-Takeover Statutes. No state takeover statute or similar statute or regulation applies to or purports to apply to the Merger or the other transactions contemplated by this Agreement. No “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation or any anti-takeover provision in the Company’s and/or any Company Subsidiaries’ organizational documents is, or at the Effective Time will be, applicable to the Outstanding Shares, the Merger or the other transactions contemplated by this Agreement.

5.23 Brokers. Other than J.P. Morgan Securities LLC, the fees and expenses of which will constitute Company Expenses, no broker, finder or similar intermediary has acted for or on behalf of the Company or any Company Subsidiary in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any agreement with the Company or any Company Subsidiary or any action taken by them.

5.24 Formation and Ownership of New Holdco and New Holdco Merger Sub; No Prior Activities.

(a) Each of New Holdco and New Holdco Merger Sub will be formed solely for the purpose of engaging in (and will have received all necessary approvals and otherwise possess the authority to undertake) the transactions contemplated by this Agreement, including the Merger and the Pre-Closing Transactions.

(b) Section 5.24(b) of the Company Disclosure Schedules sets forth a complete and accurate list of the authorized, issued and outstanding equity interests of each of New Holdco and New Holdco Merger Sub immediately following the consummation of the Pre-Closing Transactions. Other than the equity interests set forth on Section 5.24(b) of the Company Disclosure Schedules, there will be no other equity interests of New Holdco or New Holdco Merger Sub authorized, issued, reserved for issuance or outstanding and outstanding or authorized options, warrants, convertible or exchangeable securities, subscriptions, derivatives, rights (including any preemptive rights), calls, commitments or agreements relating to the equity interests of New Holdco or New Holdco Merger Sub, to which New Holdco, New Holdco Merger Sub or any of the Company Subsidiaries is a party or is bound requiring the issuance, delivery or sale of equity interests of New Holdco or New Holdco Merger Sub. There will be no outstanding or authorized stock options, stock appreciation rights, phantom stock, profit participations, compensatory equity or equity-based or similar rights with respect to the equity interests of New Holdco or New Holdco Merger Sub. Neither New Holdco nor New Holdco Merger Sub will have authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the equityholders of New Holdco or New Holdco Merger Sub on any matter. Except for the voting agreements, voting trusts, stockholder agreements, proxies, other agreements or understandings set forth on Section 5.24(b) of the Company Disclosure Schedules, there will be no contracts to which New Holdco or New Holdco Merger Sub is a party or by which it is bound (x) to repurchase, redeem or otherwise acquire any equity interests of the Company, (y) to vote or dispose of any equity interests of New Holdco or New Holdco Merger Sub, or (z) establishing revocable or irrevocable proxies or voting agreements with respect to any equity interests of New Holdco or New Holdco Merger Sub.

5.25 Warranty Claims. Section 5.25 of the Company Disclosure Schedules sets forth, as of the date of this Agreement, a summary description or statement of warranty claims for work previously performed by the Company that have been made or threatened in writing or pending, against the Company or any Company Subsidiary, excluding any such warranty claim with respect to which the Company or any Company Subsidiary, in its reasonable good faith determination, would not reasonably be expected to incur more than $100,000 in warranty claim-related cost or expense.

5.26 Sufficiency of Assets.

(a) As of the Closing Date, (i) the Company has completed, or caused to be completed, the Pre-Closing Transactions, and (ii) no Person, other than New Holdco, has any right, title, or interest to, or in, the issued and outstanding units of common membership interest or any other equity interests of the Company or any assets of the Company. Without limiting the preceding sentence, upon the consummation of the Pre-Closing Transactions and immediately prior to Closing (and all times between), (A) New Holdco held 100% of the membership interests in the Company and (B) the Company held 100% of the direct or indirect membership interests in each of the Company Subsidiary.

(b) After giving to the Pre-Closing Transactions and upon the Closing, (i) the assets and properties owned or leased by the Company and the Company Subsidiaries constitute all of the assets and properties necessary for the Company and the Company Subsidiaries to carry on the Business as presently conducted and (ii) the Buyer (through its ownership of the Company) will have sufficient rights, property and assets to conduct the operations of the Business as presently conducted in all material respects.

(c) All material tangible assets owned or leased by the Company or the Company Subsidiaries have been maintained in all material respects in accordance with generally accepted industry practice, are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put.

5.27 No Outside Reliance. Each of the Company, New Holdco and their respective Representatives acknowledges that neither the Buyer nor any other Person has made any representation or warranty, express or implied, written or oral, as to the accuracy or completeness of any information that the Buyer furnished or made available to the Company, New Holdco or any of their respective Representatives, except as expressly set forth in Article 6 of this Agreement, and, without prejudice to the Company’s or New Holdco’s rights and remedies in respect of Article 6 or otherwise hereunder, neither the Buyer nor any other Person (including any officer, director, employee, or shareholder of the Buyer) shall have or be subject to any liability (whether in contract or tort, under applicable securities Laws or otherwise) to the Company, New Holdco or their respective Representatives, based upon any information, documents or materials made available to the Company, New Holdco or their respective Representatives or resulting from the use by the Company, New Holdco or their respective Representatives of any information, documents or material made available to the Company, New Holdco or their respective Representatives, in each case in any “data rooms,” management presentations, due diligence or in any other form in expectation of the transactions contemplated hereby; provided, however, that nothing in this Section 5.27 is intended to limit or modify the representations and warranties contained in Article 6 which the Buyer acknowledges the Company, New Holdco and their respective Representatives are relying on in executing and delivering this Agreement. Each of the Company and New Holdco acknowledges that, except for the representations and warranties contained in Article 6, with respect to which neither the Buyer, Merger Sub nor any other Person has made, and the Company and New Holdco have not relied on, any other express or implied representation or warranty by or on behalf of the Buyer or Merger Sub, including any implied representation or warranty as to value, condition, capacity, merchantability, environmental condition or suitability. Each of the Company and New Holdco acknowledges that none of the Buyer, Merger Sub nor any other Person, directly or indirectly, has made, and the Company and New Holdco have not relied on, any representation or warranty regarding the pro-forma financial information, budgets, estimates, projections, business plans, forecasts or other forward-looking statements of the Buyer (including the reasonableness of the assumptions underlying such information, budgets, estimates, projections, business plans, forecasts or forward-looking statements), and neither the Company nor New Holdco will make or have any claim with respect thereto. Notwithstanding the foregoing, this Section 5.27 shall not (and shall not be deemed to) limit any claim based on Fraud.

5.28 Investment Purposes. Each Designated Company Shareholder, who is a recipient of Buyer Common Stock, represents and warrants to Buyer and Merger Sub that he or she is acquiring the Buyer Common Stock to be issued on the Closing Date (or otherwise hereunder) solely for his or her own account and not with a view to, or for resale in connection with, the distribution of any Buyer Common Stock in violation of applicable federal or state securities Laws. Each of New Holdco and Designated Company Shareholder represents that it, he or she, as applicable, is an “Accredited Investor” as that term is defined in Rule 501 of Regulation D of the Securities Act. Each of New Holdco and Designated Company Shareholder acknowledges that the issuance of Buyer Common Stock contemplated by this Agreement has not been registered under the Securities Act or any state securities Laws, and that the Buyer Common Stock may not be sold, transferred, offered for sale, pledged, hypothecated, or otherwise disposed of without registration under the Securities Act, pursuant to an exemption from the Securities Act and applicable state securities laws or in a transaction not subject thereto. Each of New Holdco and Designated Company Shareholder represents that it is an “Accredited Investor” as that term is defined in Rule 501 of Regulation D of the Securities Act.

ARTICLE 6.

REPRESENTATIONS AND WARRANTIES OF THE BUYER

Except as set forth in the Buyer Disclosure Schedules, the Buyer hereby represents and warrants to the Company as follows:

6.1 Organization. Buyer is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Delaware and Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, with all requisite corporate or limited liability company power, as applicable, and authority to own its properties and carry on its business as presently owned or conducted, except where the failure to be so organized, existing and in good standing or to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect, or reasonably be expected to materially impair or delay the ability of the Buyer or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement or any Ancillary Agreement to which the Buyer and/or Merger Sub is a party.

6.2 Capitalization. As of the date of this Agreement, all of the issued and outstanding limited liability company interests of Merger Sub are, and at the Effective Time will be, owned, directly or indirectly, by Buyer. Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Buyer may acquire any security of Merger Sub. There are no bankruptcy, reorganization, or receivership proceedings pending against, being contemplated by, or to the Knowledge of the Buyer, threatened in writing against, the Buyer or Merger Sub.

6.3 Authority; Binding Obligation; No Vote; Required Approval.

(a) Each of the Buyer and Merger Sub has all requisite corporate power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party and to consummate the Merger and the other transactions contemplated hereby and thereby. The execution of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all required corporate action on the part of Buyer and Merger Sub and no other proceedings on the part of Buyer or Merger Sub are required to authorize this Agreement and the Ancillary Agreements to which it is a party and the consummation by such party of the Merger and the other transactions contemplated hereby and thereby. This Agreement and the Ancillary Agreements to which the Buyer and/or Merger Sub is a party have been duly executed and delivered by the Buyer and Merger Sub, as applicable, and, assuming that this Agreement and the Ancillary Agreements constitute the legal, valid and binding obligation of the other parties thereto, constitute the legal, valid and binding obligation of the Buyer and Merger Sub, enforceable against the Buyer and Merger Sub in accordance with their respective terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.

(b) No vote or consent of the holders of any class or series of capital stock of Buyer or any of its Affiliates is necessary to approve this Agreement or the Merger. The vote or consent of Buyer or a wholly-owned Subsidiary of Buyer as the sole member of Merger Sub is the only vote or consent of the member of Merger Sub necessary to approve the Merger and adopt this Agreement, and Buyer has caused such vote to be taken prior to the date hereof by written consent.

6.4 No Defaults or Conflicts. The execution and delivery of this Agreement and the Ancillary Agreements to which the Buyer and/or Merger Sub is a party and the consummation of the Merger and the other transactions contemplated hereby and thereby by the Buyer and Merger Sub and performance by the Buyer and Merger Sub of their respective obligations hereunder and thereunder do not (a) result in any violation of the respective organizational documents of the Buyer or Merger Sub; (b) conflict with, result in a breach of, create in any party thereto the right to terminate or cancel, accelerate, require any consent under, require the offering or making of any payment or redemption under, or result in the creation or imposition of any Encumbrance (other than a Permitted Encumbrance) on any property or asset of the Buyer or Merger Sub under any of the terms or provisions of, or constitute a default under any material agreement or instrument to which the Buyer, or Merger Sub is a party or by which it is bound; or (c) violate any existing applicable Law, judgment, order or decree of any Governmental Authority having jurisdiction over the Buyer or Merger Sub or any of their respective properties; provided, however, that no representation or warranty is made in the foregoing clauses (b) or (c) with respect to matters that would not, individually or in the aggregate, reasonably be expected to be material to the Buyer and Merger Sub, taken as a whole.

6.5 No Governmental Authorization Required; Consents. Except for (a) applicable requirements of Antitrust Laws and (b) applicable requirements of Merger Law related to consummating the Merger, and assuming the truth and accuracy of the representations and warranties of the Company in Section 5.6 (and subject to the exceptions therein), no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or any other Person will be required to be obtained or made by the Buyer or Merger Sub in connection with (a) the due execution, delivery and performance by the Buyer and Merger Sub of this Agreement and the consummation by the Buyer and Merger Sub of the Merger and the other transactions contemplated hereby or (b) the due execution, delivery and performance by the Buyer and Merger Sub of the Ancillary Agreements to which it is a party and the consummation by the Buyer and Merger Sub of the transactions contemplated thereby, other than any such consents, approvals, orders, authorizations, registrations, declarations, Licenses or filings or other actions that have already been obtained or made by the Buyer or Merger Sub, as applicable; provided, however, that no representation or warranty is made with respect to consents, authorizations, approvals, notices, orders, declarations, Licenses or filings or other actions by or with any Governmental Authority or any other Person that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Buyer or Merger Sub to enter into and perform their obligations under this Agreement or any Ancillary Agreement to which Buyer and/or Merger Sub is a party or to consummate the Merger and the other transactions contemplated hereby and thereby (a “Buyer Material Adverse Effect”), constitute a material violation of Law or reasonably be expected to materially impair or delay the ability of Buyer and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement or any Ancillary Agreement to which Buyer or Merger Sub is a party.

6.6 Sufficient Funds. Buyer and Merger Sub will have available to them at the Effective Time, sufficient funds to perform all of their respective obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, including the payment of the Estimated Merger Consideration, the other amounts to be paid by the Buyer at the Closing pursuant to Section 3.3 and all of the Buyer’s fees and expenses in order to consummate the transactions contemplated by this Agreement.

6.7 Financing Commitments.

(a) Buyer has delivered to the Company a true and complete copy of (i) the executed debt financing commitment letter with the Debt Financing Sources party thereto and any fee letters with the Debt Financing Sources party thereto associated therewith; provided that provisions in the fee letter have been redacted with respect to fees, other economic terms and “market flex” items in a customary manner; provided, further, that none of such redacted provisions impose or permit additional conditions (or the expansion of any existing conditions) on the availability of the Debt Financing at the Closing (such commitment letter, as it may be modified or amended in accordance with the terms hereof, the “Debt Commitment Letter” and, together with all exhibits, schedules, annexes and amendments thereto and each such fee letter, as they may be modified or amended in accordance with the terms hereof, collectively, the “Financing Commitments”), pursuant to which the Debt Financing Sources party thereto have agreed, subject to the terms and conditions set forth therein, to provide or cause to be provided the amounts as set forth therein for the transactions contemplated by this Agreement (the “Interim Debt Financing”). The terms of the Debt Commitment Letter have not been amended or modified, no such amendment or modification is contemplated (other than to add or replace lenders, financial institutions, lead arrangers, bookrunners, syndication agents or other similar entities in a manner contemplated by the Financing Commitments), and the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. Except for the fee letters referred to above and customary engagement letters and fee credit letters with respect to the Interim Debt Financing (none of which reduces the amount of the Interim Debt Financing below the Required Amounts (as defined below) or adversely affects the conditionality, enforceability, termination or availability of the Interim Debt Financing), as of the date hereof, there are no side letters or contracts or other arrangements to which Buyer or Merger Sub is a party that impose conditions to, adversely affect the availability of or modify, amend or expand the conditions to the funding of the Interim Debt Financing or the transactions contemplated hereby other than as expressly set forth in the Financing Commitments delivered to the Company on or prior to the date hereof. As of the date hereof, Buyer has fully paid any and all commitment or other fees in connection with the Financing Commitments that are required to be paid on or prior to the date hereof and Buyer will continue to pay in full any such amounts required to be paid as and when they become due and payable on or prior to the Closing Date. Subject to the terms and conditions of the Financing Commitments and this Agreement, assuming the Interim Debt Financing is consummated in accordance with the terms of the Financing Commitments and the satisfaction of the conditions set forth in Article 8, the aggregate proceeds to be disbursed to Buyer or Merger Sub pursuant to the Financing Commitments will be sufficient for Buyer and Merger Sub to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein and to pay all related fees and expenses associated therewith incurred or otherwise payable by Buyer (the “Required Amounts”). For purposes of this Agreement, “Debt Financing Sources” means the entities that have committed to provide the Interim Debt Financing or any and all replacement financings or other debt financings in connection with the transactions contemplated hereby (“Other Debt Financing” and, together with the Interim Debt Financing, the “Debt Financing”) (including the parties to the Debt Commitment Letter and any agreements or credit agreements related thereto) or who have otherwise entered into agreements in connection with the foregoing (including, without limitation, each arranger and agent) and their respective Affiliates and such entities’ and their respective Affiliates’ Representatives involved in the Debt Financing and their successors and permitted assigns.

(b) As of the date of this Agreement, the Financing Commitments are in full force and effect and are the legal, valid and binding obligation of Buyer or Merger Sub and, to the Knowledge of Buyer, the other parties thereto, enforceable against such parties in accordance with their terms, except as enforceability is subject to the Equitable Exceptions. Assuming that the conditions set forth in Article 8 are satisfied at the Closing, as of the date of this Agreement, no event has occurred that (with or without notice, lapse of time, or both) would reasonably be expected to constitute a breach or default under the Financing Commitments by Buyer or Merger Sub. As of the date of this Agreement, Buyer has no knowledge of any facts or circumstances that are reasonably likely to result in (i) any of the conditions set forth in the Financing Commitments not being satisfied on a timely basis or (ii) the Interim Debt Financing not being made available to Buyer on a timely basis in order to consummate the transactions contemplated by this Agreement. As of the date of this Agreement, none of the Financing Commitments have been amended or modified and the respective commitments contained in the Financing Commitments have not been withdrawn, modified or rescinded in any respect.

6.8 Litigation. There are no Proceedings pending, or to the Knowledge of the Buyer, threatened in writing against the Buyer or any of its Subsidiaries or any of their predecessors or against any officer, director, shareholder, employee or agent of the Buyer or any of its Subsidiaries in their capacity as such or relating to their employment services or relationship with the Buyer, its Subsidiaries, or any of their Affiliates, except as would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect or prevent, materially delay or materially impair the ability of the Buyer or Merger Sub to consummate the transactions contemplated by this Agreement.

6.9 Business Activities.

(a) Since its organization, Merger Sub has not conducted any business activities other than activities directed toward the accomplishment of the transactions contemplated by this Agreement and maintenance of its corporate existence.

(b) Merger Sub was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time except as expressly contemplated by this Agreement, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

6.10 Brokers. Other than Lazard Frères & Co. LLC, no broker, finder or similar intermediary has acted for or on behalf of the Buyer or any of its Affiliates, in connection with this Agreement or the transactions contemplated hereby, and no such other broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any agreement with the Buyer or any of its Affiliates, or any action taken by the Buyer or any of its Affiliates.

6.11 No Outside Reliance. Each of the Buyer and Merger Sub acknowledges that, as of the Closing (assuming the Company’s compliance with the terms and conditions hereof), it and its Representatives have been permitted satisfactory access to the books and records, facilities, equipment, Tax Returns, contracts, insurance policies (or summaries thereof) and other properties and assets of the Company and the Company Subsidiaries that it and its Representatives have desired or requested to see or review, and that, as of the Closing (assuming the Company’s compliance with the terms and conditions hereof), it and its Representatives have had a satisfactory opportunity to meet with the officers and employees of the Company and the Company Subsidiaries to discuss the business of the Company and the Company Subsidiaries. Each of the Buyer and Merger Sub acknowledges that none of the Company, the Shareholder Representative or any other Person has made any representation or warranty, express or implied, written or oral, as to the accuracy or completeness of any information that the Company and the Company Subsidiaries furnished or made available to the Buyer, Merger Sub or any of their respective Representatives, except for any Contractual Representation. Without prejudice to the Buyer’s rights and remedies in respect of the Contractual Representations or on account of Fraud, none of the Company, the Shareholder Representative or any other Person (including any officer, director, employee, or shareholder of the Company or the Shareholder Representative) shall have or be subject to any liability (whether in contract or tort, under applicable securities Laws or otherwise) to the Buyer, Merger Sub or any other Person, based upon any information, documents or materials made available to the Buyer or Merger Sub or resulting from the use by the Buyer or Merger Sub of any information, documents or material made available to the Buyer or Merger Sub, in each case in any “data rooms,” management presentations, due diligence or in any other form in expectation of the transactions contemplated hereby. Each of the Buyer and Merger Sub acknowledges that, should the Closing occur, the Buyer shall acquire the Company and the Company Subsidiaries without any representation or warranty as to merchantability or fitness for any particular purpose of their respective assets, in an “as is” condition and on a “where is” basis, except for any Contractual Representation; provided, however, that nothing in this Section 6.11 is intended to limit or modify any Contractual Representation with respect to which the Company acknowledges Buyer and Merger Sub are relying on in executing and delivering this Agreement. Each of the Buyer and Merger Sub acknowledges that, except for any Contractual Representation, (a) neither the Company, the Shareholder Representative nor any other Person has made, and the Buyer and Merger Sub have not relied on, any other express or implied representation or warranty by or on behalf of the Company, the Shareholder Representative, including any implied representation or warranty as to value, condition, capacity, merchantability, environmental condition or suitability and (b) each of the Buyer and Merger Sub acknowledges that none of the Company, the Shareholder Representative, nor any other Person, directly or indirectly, has made, and the Buyer and Merger Sub have not relied on, any representation or warranty regarding the pro-forma financial information, budgets, estimates, projections, business plans, forecasts or other forward-looking statements of the Company or any Company Subsidiary (including the reasonableness of the assumptions underlying such information, budgets, estimates, projections, business plans, forecasts or forward-looking statements), and neither the Buyer nor Merger Sub will make or have any claim with respect thereto. Notwithstanding the foregoing, this Section 6.11 shall not (and shall not be deemed to) limit any claim based on Fraud.

6.12 Investment Purpose. Each of the Buyer and Merger Sub is entering into the Merger and the other transactions contemplated by this Agreement for the purpose of investment and not with a view to, or for resale in connection with, the distribution of any Company Common Stock in violation of applicable federal, state or provincial securities Laws. Each of the Buyer and Merger Sub acknowledges that the sale of the Company Common Stock hereunder has not been registered under the Securities Act or any state securities Laws, and that the Company Common Stock may not be sold, transferred, offered for sale, pledged, hypothecated, or otherwise disposed of without registration under the Securities Act, pursuant to an exemption from the Securities Act and applicable state securities Laws or in a transaction not subject thereto. Each of the Buyer and Merger Sub represents that it is an “Accredited Investor” as that term is defined in Rule 501 of Regulation D of the Securities Act.

6.13 Buyer Common Stock. Buyer has, and at Closing will have, sufficient duly authorized shares of Buyer Common Stock to enable it to issue the Stock Consideration to New Holdco or the Designated Company Shareholders, as applicable.

6.14 Exempt from Registration. Assuming that the representations and warranties of New Holdco and the Designated Company Shareholders set forth in Sections 5.28, 7.18 and 7.19 of this Agreement are true and accurate, the issuance of the Stock Consideration at the Closing will be exempt from the registration requirements of the Securities Act and all applicable state securities Laws.

6.15 Issuance of Stock Consideration. The Stock Consideration contemplated pursuant to this Agreement has been duly authorized and upon consummation of the transactions contemplated by this Agreement, the Stock Consideration will be validly issued, fully paid, non-assessable, issued without application of preemptive rights, will have the rights, preferences and privileges specified in the governing documents of Buyer, and will be free and clear of all Encumbrances and restrictions, other than the restrictions imposed by applicable federal and state securities Laws. The Stock Consideration will not be issued in violation of and will not be subject to any preemptive rights, resale rights, rights of first refusal or similar rights. None of the SEC or other securities regulatory authority or stock exchange has issued any order that is currently outstanding preventing or suspending trading in any securities of Buyer, and no such proceeding is, to the Knowledge of Buyer, pending or threatened, and Buyer is not in default of any material requirement of any applicable securities Laws.

6.16 Buyer SEC Reports. Buyer has filed all forms, reports, schedules, statements and other documents (collectively, and including all exhibits, the “Buyer SEC Reports”) required to be filed by Buyer with the SEC for the past three (3) years. As of their respective dates, and giving effect to any amendments or supplements that have been filed thereafter, the Buyer SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable.

ARTICLE 7.

COVENANTS

Unless this Agreement is terminated pursuant to Article 10, the Parties covenant and agree as follows:

7.1 Conduct of Business of the Company.

(a) Except as (i) expressly provided by this Agreement (including the steps to effect the Pre-Closing Transactions) or, to the extent disclosed on Section 7.1(a) of the Company Disclosure Schedules, as may be necessary to obtain the consents required for Closing under this Agreement, (ii) set forth in Section 7.1(a) of the Company Disclosure Schedules, (iii) required by any applicable Law, (iv) results from the taking of any COVID Action (the “COVID Company Exception”) or (v) actions taken with the express written consent of Buyer, during the period from the date of this Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with Article 10, the Company shall, and shall cause the Company Subsidiaries to, (A) conduct their respective business and operations in the ordinary course consistent with past practice (including with respect to the issuance of letters of credit, payment and performance bonds and/or Company/Company Subsidiary guarantees, in whatever combination as is deemed acceptable to the Company), (B) use commercially reasonable efforts to preserve substantially intact the business organization and material assets of the Company and the Company Subsidiaries; (C) use commercially reasonable efforts to keep available the services of the Company’s and the Company Subsidiaries’ current executive officers; (D) use commercially reasonable efforts to preserve the current relationships of the Company and the Company Subsidiaries with the Material Customers and Material Suppliers; (E) use commercially reasonable efforts to keep and maintain the Company and the Company Subsidiaries’ assets and properties, in good repair and normal operating condition, wear and tear and obsolescence excepted; and (F) not take any action which would result in a Material Adverse Effect or omit any action (if known) which result in a Material Adverse Effect or materially impair or delay the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement or any Ancillary Agreement to which the Company is a party.

(b) Without limiting the forgoing, during the period from the date of this Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with Article 10, except as (A) otherwise expressly permitted or required by this Agreement, including the express steps to effect the Pre-Closing Transactions, (B) set forth on Section 7.1(b) of the Company Disclosure Schedules, (C) required by any applicable Law, or (D) undertaken as a COVID Company Exception, the Company shall not (and shall cause the Company Subsidiaries not to) undertake any of the following actions without the prior written consent of the Buyer, which consent in the cases of clauses (viii), (x)(A), (xiii), (xv), (xvi) or (xviii) shall not be unreasonably withheld, conditioned or delayed:

(i) make any material changes with respect to financial accounting methods, principles, policies, practices or procedures, except as required by GAAP;

(ii) issue, sell or pledge, or authorize or propose the issuance, sale or pledge of (A) additional equity interests of any class of the Company (including the Company Common Stock) or any Company Subsidiary, or securities convertible into or exchangeable for any such equity interests, or any rights, warrants or options to acquire any such equity interests or other convertible securities of the Company or any Company Subsidiary or (B) any other securities in respect of, in lieu of, or in substitution for the equity interests of the Company (including the Company Common Stock) or any Company Subsidiary outstanding on the date hereof, except, in the case of clause (A) or (B), the issuance of shares or interests (which include limited liability company and similar interest) by a newly-formed wholly-owned Company Subsidiary or an entity associated with a specific project to the Company or another wholly-owned Company Subsidiary or entity associated with a specific project;

(iii) (A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation or other reorganization of the Company or any Company Subsidiary, or otherwise alter the Company’s or any Company Subsidiary’s corporate structure (except for the liquidation, dissolution and winding up of Company’s sole non-domestic Subsidiary) or (B) commence or file any petition seeking (y) liquidation, reorganization or other relief under any U.S. Federal, U.S. state or other bankruptcy, insolvency, receivership or similar Laws or (z) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official

(iv) redeem, repurchase or otherwise acquire any outstanding equity interests of the Company or any Company Subsidiary; provided, that nothing in this Agreement shall restrict the Company from (A) declaring and paying any cash dividend or making any other cash distribution prior to the Adjustment Time to the extent such cash was not generated from a breach of any of the Specified Provisions and is consistent with past practices, (B) acquiring shares of the Company Common Stock in accordance with the provisions of any Company Buy/Sell Agreement, including incurring Indebtedness including the issuance of promissory notes pursuant to the express provisions thereof; (C) facilitating transactions between or among the Company, any wholly-owned Company Subsidiary or any entity associated with a specific project or among the wholly-owned Company Subsidiaries and/or any entities associated with a specific project or (D) the redemption of the Company Common Stock from holders who have perfected appraisal rights under the MBCA, if fully paid on or before Closing; provided, further, that any action included in the foregoing clause (A) through (D) shall not result in or cause, directly or indirectly, the Company and the Company Subsidiaries to collectively retain cash and cash equivalents in an amount that is less than the Minimum Cash Amount on and as of the Closing Date;

(v) other than with respect to the Specified Litigation or other Actions disclosed on Section 5.13 of the Company Disclosure Schedules, settle or compromise any Action involving the Company or any Company Subsidiary if such settlement or compromise (A) results, or would reasonably be expected to result, in a liability or loss to the Company or any Company Subsidiary of more than $10,000,000 individually or $20,000,000 in the aggregate during any calendar year, net of any amounts reflected or reserved against on the Company’s Financial Statements or covered by insurance or third-party indemnification or (B) with respect to any non-monetary terms or conditions therein, imposes or requires actions that would or would reasonably be expected to have a material effect on the continuing operations of the Company or any of the Company Subsidiaries (or the Buyer or its Subsidiaries after the Closing) provided, that, any action included in the foregoing clause (A) shall not result in or cause, directly or indirectly, the Company and the Company Subsidiaries to collectively retain cash and cash equivalents in an amount that is less than the Minimum Cash Amount on and as of the Closing Date;

(vi) permit the lapse, cancellation or termination of any Insurance Policy of the Company or any Company Subsidiary, unless the Company or such Company Subsidiary has timely obtained a comparable replacement thereof;

(vii) (A) sell, assign or transfer all or any material portion of the Owned Intellectual Property, (B) grant or agree to grant any IP Licenses except for non-exclusive licenses granted in the ordinary course of business, (C) abandon or cease to prosecute or maintain any of the material Owned Intellectual Property, other than in the ordinary course of business or (D) disclose any material trade secrets used in the business to any third party that is not subject to a confidentiality obligation with respect thereto;

(viii) except capital expenditures (A) in accordance with the Company and Company Subsidiaries capital expenditures budget that has been made available to the Buyer and attached hereto as Exhibit I, (B) required to fulfill the Company and any Company Subsidiaries performance under any construction contract or agreement with an unaffiliated customer, (C) necessitated by operational emergencies or equipment failures (with respect to which written notice shall be delivered to the Buyer within a commercially reasonable period of time following any such determination that in the reasonable estimation of the Company or any Company Subsidiary will require the expenditure by the Company or any Company Subsidiary of amounts in excess of $2,000,000 or, if greater, more than 10% of any project-related contingency or reserve with respect to any such emergency or equipment failure), or (D) incurred to ensure the availability of capital assets historically leased where such procurement is necessary to fulfill operational requirements due to increasing shortages or forecasted excess demand, make or authorize any capital expenditures in excess of $5,000,000 per calendar quarter;

(ix) (i) adopt any amendment to the articles of incorporation or bylaws of the Company, or (ii) adopt any change (other than ministerial or administrative changes that are not adverse to the interests of Buyer or Merger Sub) in the articles of incorporation or bylaws (or comparable governing documents) of any Company Subsidiary;

(x) (A) incur any Indebtedness of the type described in clauses (a) or (b) of the definition thereof, or (B) issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any Person (other than the Company or any Company Subsidiary), other than (i) the grant, issuance or delivery by the Company of (1) a payment and performance guaranty (generally referred to as a “parent guaranty”), (2) letter of credit, or (3) bid, payment or performance bond provided that with respect to each of the foregoing clauses (1) through (3) they are granted, issued or delivered in conjunction with a project agreement between any Company Subsidiary and a third Person where such assurance of payment and performance is required thereunder to secure the payment or performance of the Company Subsidiary as a condition of such Contract, (ii) pursuant to the Existing Credit Facility (which may include advances, repayments, reissuances and re-advances therefrom, including any renewals or replacements thereof), (iii) contracts for such Indebtedness outstanding as of the date hereof or expressly permitted to be incurred pursuant to the other clauses of this Section 7.1(b), or (iv) incurrence of additional Indebtedness described in clauses (a) or (b) of the definition thereof to the extent such Indebtedness is voluntarily prepayable without material premium, penalties or other material costs and the payment of such amount at the Closing will not cause, directly or indirectly, the Company and the Company Subsidiaries to collectively retain cash and cash equivalents in an amount that is less than the Minimum Cash Amount on and as of the Closing Date;

(xi) in any material respect, accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable or deferred expenses, reduce inventories (other than such reductions that are contemplated as part of project completion or fulfillment), increase customer deposits or otherwise reduce other assets or increase liabilities, for the purpose of increasing cash and cash equivalents, except in the ordinary course of business consistent with past practice;

(xii) (A) make, materially change or revoke any material Tax election of the Company or any Company Subsidiary, (B) settle or compromise any audit, claim, notice, assessment or proceeding relating to a material amount of Taxes of the Company or Company Subsidiary, (C) surrender any right to claim a Tax refund of the Company or any Company Subsidiary for a material amount of Taxes, (D) agree to an extension or waiver of the statute of limitations period with respect to the assessment or determination of a Tax matter of the Company or any Company Subsidiary for a material amount of Taxes (other than pursuant to an extension of time to file Tax Returns obtained in the ordinary course of business), (E) materially amend any U.S. federal income or other material Tax Return of the Company or any Company Subsidiary, (F) make any change in any material Tax accounting method or (G) enter into any closing agreement relating to a material amount of Taxes of the Company or any Company Subsidiary

(xiii) except as may be required by applicable Laws or pursuant to the terms of any Company Plan or other contract or agreement in effect on the date of this Agreement or that is permitted to be entered into pursuant to this Agreement after the date hereof, or as set forth in Section 7.1(b)(xiii) of the Company Disclosure Schedules, (A) establish, adopt, terminate or materially amend any Company Plan, other than renewals of Company Plans that are health and welfare plans in the ordinary course of business consistent with past practice, provided, that the foregoing shall not discriminate in favor of executive-level employees or materially increase the costs or expenses to the Company or any Company Subsidiary (including the Buyer after the Closing) of sponsoring, maintaining, administering or contributing to such Company Plan; (B) grant to any director, or any employee or other individual service provider with total annual target compensation equal to or greater than $250,000, any increase in base salary, wages, bonuses, incentive compensation or severance, retention or other employee benefits; (C) accelerate the payment, funding or vesting of any compensation or benefits; (D) change any actuarial or other assumption used to calculate funding obligations or liabilities under any Company Plan; (E) hire or terminate without cause any officer, employee, or consultant, other than hirings or terminations of non-officer employees or consultants in the ordinary course of business consistent with past practice with respect to any such person who has or will have total annual target compensation of less than $250,000 (other than to replace individuals who are terminated for cause or who voluntarily retire or resign in the ordinary course of business); or (F) grant or pay any equity or equity-based or other incentive compensation that will not be fully-paid or discharged prior to or at the Closing to any employee or other service provider, or permit any new individual to participate in the Company LTGP.

(xiv) transfer, sell, surrender, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material asset, licenses, operations, rights, product lines or business of the Company, any Company Subsidiary or entities associated with a specific project, provided, that the foregoing shall not restrict, limit or curtail the Company or any Company Subsidiary from planned, projected or forecasted sale, divestiture or abandonment of any tangible personal property consistent with the Company and the Company Subsidiaries asset management plans, policies and procedures;

(xv) make any loans, advances or capital contributions to or investments in any Person other than (A) between the Company and any wholly-owned Company Subsidiary, (B) advances for travel and other normal business expenses to directors, officers and employees in the ordinary course of business consistent with past practice, (C) loans or advances by the Company or any Company Subsidiary to their respective employees in the ordinary course of business consistent with past practice provided the aggregate amount of all such loans and advances do not exceed, at any one-time, $250,000 in the aggregate, or (D) advances made by the Company on behalf of the Company Shareholders for payment of Taxes consistent with historical practice, provided that all such advances for Taxes shall be satisfied not later than the Adjustment Time;

(xvi) implement any mass layoffs or plant closings that could require notice or payment under the WARN Act;

(xvii) acquire any operating business or Person, by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a single transaction or a series of related transactions other than acquisitions pursuant to any contract or agreement in effect on the date hereof (true and correct copies of which shall have been made available to Buyer);

(xviii) enter into any contract, agreement or transaction with an Affiliate that would be binding after Closing other than between or among the Company and the Company Subsidiaries in all material respects consistent with historical practice;

(xix) (A) amend, modify, extend, renew or terminate any Lease, or enter into any new lease, sublease, license or other agreement for the use or occupancy of any real property (except related to any unaffiliated third Person’s construction project for what is commonly referred to as a lay-down, staging, or temporary storage yard or area or that is obtained by the Company or such Company Subsidiary for use in coordinating activities associated with the performance of such construction project); (B) demolish or remove any of the existing improvements, or erect new improvements on Company Real Property or any portion thereof; (C) sell, dispose of, or encumber any Owned Real Property or any portion thereof; or (D) purchase any real property; or

(xx) enter into any new lines of business that the Company or any Company Subsidiary does not operate in as of the date of this Agreement; or

(xxi) enter into any Contract to take any of the foregoing actions.

Notwithstanding anything to the contrary contained herein, nothing contained in this Agreement (A) will give Buyer or Merger Sub, directly or indirectly, rights to control or direct the business or operations of the Company and the Company Subsidiaries prior to the Closing or (B) will operate to prevent or restrict any act or omission by the Company or the Company Subsidiaries the taking of which is required by applicable Law. Prior to the Closing, the Company and the Company Subsidiaries will exercise, consistent with the terms and conditions of this Agreement, control of their business and operations.

7.2 Conduct of Business of the Buyer and Merger Sub. Except as (i) expressly provided by this Agreement, (ii) set forth in Section 7.2 of the Buyer Disclosure Schedules, (iii) required by any applicable Law or (iv) the taking of any COVID Action, during the period from the date of this Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with Article 10, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Buyer and Merger Sub shall not, and shall cause each of their respective Affiliates not, directly or indirectly, take any action (including any action with respect to a third-party) that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement or any Ancillary Agreement to which the Buyer or Merger Sub is a party or the respective ability to satisfy their obligations hereunder.

7.3 Access to Information; Confidentiality; Public Announcements.

(a) During the period from the date of this Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with Article 10, the Company shall give the Buyer and Merger Sub and their respective authorized Representatives reasonable access during normal business hours to all books, records, offices and other facilities and properties of the Company and each Company Subsidiary as the Buyer, Merger Sub or any of their respective authorized Representatives may from time to time reasonably request; provided, however, that any such access shall be conducted in a manner not to unreasonably interfere with the businesses or operations of the Company and the Company Subsidiaries and none of the Buyer nor any of its Affiliates shall, directly or indirectly, conduct or cause any invasive sampling or testing with respect to the Real Property or any other property of the Company or the Company Subsidiaries without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary in this Agreement, neither the Company nor any Company Subsidiary shall be required to disclose any information to the Buyer, Merger Sub or any of their respective authorized Representatives, if doing so could (i) violate any agreement or Law to which the Company or any Company Subsidiary is a party or to which the Company or any Company Subsidiary is subject or (ii) result in the waiver of any legal privilege or work product protection of the Company or any Company Subsidiary; provided, that the Company shall use commercially reasonable efforts to disclose such information in a manner as not to violate such agreement, Law, privilege or protection and provided, further, that the Company shall not be required to disclose to the Buyer, Merger Sub or any of their respective authorized Representatives, any information related to the sale of the Company and the Company Subsidiaries, including valuations and materials related to the negotiation of this Agreement. Buyer shall indemnify and hold harmless the Company and the Company Subsidiaries for any Losses actually incurred by the Company or its Subsidiaries to the extent that are directly caused by any negligent act or omission of Buyer, Merger Sub or their officers and other authorized Representatives in connection with any such investigation conducted by Buyer, Merger Sub or their officers and other authorized Representatives pursuant to this Section 7.3(a).

(b) It is agreed that, except in the ordinary course of business consistent with past practice, during the period from the date of this Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with Article 10, neither the Buyer nor any of its Affiliates shall contact any of the employees, customers or suppliers of the Company or the Company Subsidiaries, whether in person or by telephone, mail or other means of communication, with respect to the transactions contemplated hereby, the Company, the Company Subsidiaries or their respective businesses without the specific authorization of the Shareholder Representative (which shall not be unreasonably withheld, conditioned or delayed).

(c) Any information provided to or obtained by the Buyer, Merger Sub, or any of their authorized Representatives pursuant to paragraphs (a) or (b) above shall constitute “Confidential Information” subject to the Confidentiality Agreement, dated as of April 17, 2021, by and between the Company and the Buyer (the “Confidentiality Agreement”), and shall be held by the Buyer, Merger Sub, and their respective Representatives in accordance with and be subject to the terms of the Confidentiality Agreement. Notwithstanding anything to the contrary herein, the terms and provisions of the Confidentiality Agreement shall survive the termination of this Agreement in accordance with the terms therein. In the event of the termination of this Agreement for any reason, the Buyer and Merger Sub shall comply with the terms and provisions of the Confidentiality Agreement. The Confidentiality Agreement shall terminate on the Closing Date.

(d) Each of the Buyer and the Surviving Company acknowledges and agrees that it shall, from and after the Closing, preserve and keep, or cause to be preserved and kept, all books and records (including Tax records) in respect of the Company and the Company Subsidiaries in the possession of the Buyer or its Affiliates as of the Closing for the longer of (i) any applicable statute of limitations and (ii) a period of seven (7) years from the Closing Date. Each of the Buyer and the Surviving Company shall, upon reasonable notice, subject to any applicable privilege (including, the attorney-client privilege), give the Shareholder Representative and its authorized Representatives access during normal business hours to examine, inspect and copy such books and records for any legitimate purpose in connection with this Agreement (including such matters as are described in Section 7.17(b) of this Agreement); provided, however, that any such access shall be conducted in a manner not to unreasonably interfere with the businesses or operations of the Surviving Company and its Subsidiaries; provided, further, that (A) neither the Surviving Company nor its Subsidiaries shall be required to disclose any information to the Shareholder Representative and its Representatives, if doing so could (y) violate any agreement or Law to which the Company or any Company Subsidiary is a party or to which the Company or any Company Subsidiary is subject or (z) result in the waiver of any legal privilege or work product protection of the Company or any Company Subsidiary and (B) the Shareholder Representative and its authorized Representatives shall treat and hold as confidential all information provided or made available by or on behalf of the Buyer, the Company or any Company Subsidiary, or their respective Representatives, pursuant to this Section 7.3(d), and not disclose and refrain from using any such information except as expressly permitted under this Section 7.3(d).

(e) Neither the Shareholder Representative or the Company, on the one hand, nor the Buyer or Merger Sub, on the other hand, will issue or cause the publication of any press release, materials filed with or furnished to the SEC or any stock exchange, or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the Buyer or the Shareholder Representative, as applicable, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that nothing herein will prohibit any Party from issuing or causing publication of any such press release, materials filed with or furnished to the SEC or any stock exchange, or public announcement to the extent that such disclosure is upon advice of counsel required by Law, in which case the Party making such determination will, if practicable in the circumstances, use reasonable efforts to allow the Buyer, on the one hand, or the Shareholder Representative and the Company, on the other hand, as applicable, reasonable time to comment on such release, materials or announcement in advance of its issuance; provided, further, that the foregoing shall not restrict disclosures of information made by or on behalf of Buyer, or their respective Affiliates or successors, on the one hand, to their respective direct and indirect Affiliates, actual and potential investors, actual and potential financing sources, counsel, accountants, consultants and other advisors, on the other hand (so long as, in each case, such disclosure has a valid business purpose and is effected in a manner consistent with customary practices (including with respect to confidentiality)).

7.4 Filings and Authorizations; Consummation.

(a) Each of the Parties shall, if required by applicable Law, file or supply, or cause to be filed or supplied in connection with the transactions contemplated herein, all notifications (or, if required by the relevant Governmental Authorities, drafts thereof) required to be filed or supplied pursuant to the Antitrust Laws (including the HSR Act, in connection with which the Parties shall seek early termination of the waiting period in respect thereof) as promptly as practicable (and with respect to the HSR Act within ten (10) Business Days following the date hereof). The Parties acknowledge and agree that the Buyer shall pay and be responsible for the payment of all filing fees for any filings under the Antitrust Laws.

(b) Subject to Section 7.4(d), each of the Parties, as promptly as practicable, shall make, or cause to be made, all other filings and submissions under Laws applicable to it, or to its Subsidiaries and Affiliates, as may be required for it to consummate the transactions contemplated herein and shall use its reasonable best efforts to obtain, or cause to be obtained, all other authorizations, approvals, consents and waivers from all Persons (including any parties to the Contracts set forth in Section 7.4(b) of the Company Disclosure Schedules) and Governmental Authorities necessary to be obtained by it, or its Subsidiaries or Affiliates, in order for it to consummate such transactions. Each of the Buyer and Merger Sub acknowledges that certain consents with respect to the transactions contemplated by this Agreement may be required from parties to Contracts to which the Company or a Company Subsidiary is a party and that such consents and waivers may not be obtained. Each of the Buyer and Merger Sub agrees that the Shareholder Representative and its Affiliates, including the Designated Company Shareholders and Shareholders’ Related Parties, shall not have any liability to the Buyer, the Company or any Company Subsidiary arising out of or relating to the failure to obtain any consents from parties to Contracts that may be required in connection with the transactions contemplated by this Agreement.

(c) The Parties shall coordinate and cooperate with one another in exchanging and providing such information to each other and in making the filings, requests and submissions referred to in paragraphs (a) and (b) above. The Parties shall supply such reasonable assistance as may be reasonably requested by any other Party in connection with the foregoing.

(d) Notwithstanding anything to the contrary herein, in no event shall the Buyer, Merger Sub or any of their respective Subsidiaries or Affiliates be required to (and the Company, the Shareholder Representative and their respective Subsidiaries and Affiliates shall not without the Buyer’s prior written consent) offer, propose, negotiate, agree to, commit to, effect, or take any action, restriction or limitation (including agreeing to (x) hold separate, divest or license any of the businesses, product lines or assets of the Buyer, Merger Sub or any of their respective Affiliates (including, after the Closing Date, the Surviving Company), or any investment held directly or indirectly by the Company, (y) any other limitations on the Buyer’s freedom of action with respect to, or its ability to retain, the Surviving Company and its Subsidiaries or any portion thereof or any of the Buyer’s or its Affiliates’ other assets or businesses) or (z) any other commitment, condition or remedy of any kind in order to resolve any objections any Governmental Authority may have to the transactions contemplated hereby under any Antitrust Law or any Action brought by any Person or Governmental Authority challenging the transactions contemplated by this Agreement as violative of any Antitrust Law.

(e) Each Party shall promptly inform the other Parties of any material communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with copies of substantive notices or other communications received from any third party or any Governmental Authority with respect to such transactions. Each Party shall give the other parties a reasonably opportunity to review in advance, and consider in good faith the comments of the other parties with respect to, the content of any proposed substantive written communication or submission or any oral communication to any Governmental Authority in relation to the transactions contemplated herein. If any Party or any Affiliate thereof receives a request for additional information or documentary material from any such Governmental Authority with respect to the transactions contemplated by this Agreement, then such Party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other Party, an appropriate response in compliance with such request. The parties shall, to the extent practicable, provide the other Party and its counsel with advance notice of and the opportunity to participate in any substantive discussion, telephone call or meeting with any Governmental Authority in respect of any filing, investigation or other inquiry in connection with the transactions contemplated by this Agreement and to participate in the preparation for such discussion, telephone call or meeting, to the extent not prohibited by the Governmental Authority. Each Party shall promptly provide the other Party’s counsel with copies of all filings, analyses, presentations, memoranda, letters, responses to requests, briefs, and white papers (and a summary of oral presentations) made or submitted by such Party with or to any Governmental Authority in connection with the transactions contemplated by this Agreement.

7.5 Exclusivity.

(a) During the period from the date of this Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with Article 10, none of the Buyer or Merger Sub shall take, nor shall they permit any of their respective Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence or continue due diligence with respect to, any Person concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination (a “Business Combination Proposal”) other than with the Company, its respective Affiliates and Representatives. Each of the Buyer and Merger Sub shall, and each shall cause its respective Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal. During the period from the date of this Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with Article 10, if the Buyer, Merger Sub or any of their respective Affiliates or any of their respective Representatives receives any inquiry or proposal with respect to a Business Combination Proposal, then the Buyer and Merger Sub shall promptly (and in no event later than 24 hours after the Buyer or Merger Sub becomes aware of such inquiry or proposal) advise the Shareholder Representative orally and in writing of such inquiry or proposal (including the identity of the Person making such inquiry or submitting such proposal, and the terms thereof) and shall not respond to any such inquiry or proposal.

(b) During the period from the date of this Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with Article 10, neither the Shareholder Representative nor the Company shall take, nor shall permit any of their respective Affiliates or Representatives (including the Company Shareholders) to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to, any Person concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to the sale of the equity interests of the Company or all or substantially all the assets of the Company and the Company Subsidiaries (a “Company Acquisition Proposal”) other than with the Buyer and its Affiliates and Representatives. Each of the Shareholder Representative and the Company shall, and each shall cause its respective Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Company Acquisition Proposal. During the period from the date of this Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with Article 10, if the Shareholder Representative, the Company or any of their respective Affiliates or any of their respective Representatives receives any inquiry or proposal with respect to a Company Acquisition Proposal, then the Company shall promptly (and in no event later than 24 hours after the Shareholder Representative or the Company becomes aware of such inquiry or proposal) advise the Buyer orally and in writing of such inquiry or proposal (including the identity of the Person making such inquiry or submitting such proposal, and the terms thereof) and shall not respond to any such inquiry or proposal (except to advise such Person that a prospective purchaser has been granted an exclusive right to negotiate concerning an acquisition of the Company, without identifying the Buyer or its Affiliates).

(c) The Company represents and warrants to Buyer that the Company, the Company Subsidiaries and their respective Affiliates are not party to or bound by any agreement relating to the sale of the equity interests of the Company or all or substantially all the assets of the Company and the Company Subsidiaries other than non-disclosure agreements entered into prior to the date of this Agreement with other prospective third parties.

7.6 Financing.

(a) Financing.

(i) Each of Buyer and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to keep available the Interim Debt Financing on the terms and conditions described in the Financing Commitments (and in the case of the Debt Commitment Letter, taking into account any “market flex” provisions) and, prior to the Closing, without the prior written consent of the Company, shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Financing Commitments or the definitive agreements with respect thereto, if such amendment, modification or waiver would (A) reduce the aggregate amount of the Interim Debt Financing below the amount necessary to fund the Required Amounts (after taking into account the amount of Other Debt Financing) or (B) impose new or additional conditions (or otherwise amend, modify or expand any conditions) to the receipt of the Debt Financing or other terms, in each case, in a manner that would reasonably be expected to (x) prevent or materially delay or impair the consummation of the transactions contemplated by this Agreement or (y) in any material respect, make the funding of the Debt Financing (or the satisfaction of the conditions to obtaining any of the Debt Financing) less likely to occur or otherwise adversely impact the ability of Buyer or Merger Sub (as applicable) to enforce its rights against other parties to the Financing Commitments or to draw upon and consummate the Debt Financing. For the avoidance of doubt, it is understood that, subject to the limitations set forth in this Section 7.6(a)(i) and in the Debt Commitment Letter, Buyer and Merger Sub may amend the Debt Commitment Letter to add or replace lenders, financial institutions, lead arrangers, bookrunners, syndication agents or other similar entities. Any reference in this Agreement to (1) “Debt Financing” shall include the financing contemplated by the Financing Commitments as amended or modified in compliance with this Section 7.6(a)(i) and (2) “Financing Commitments” or “Debt Commitment Letter” shall include such documents as amended or modified in compliance with this Section 7.6(a)(i).

(ii) Subject to the terms and conditions of this Section 7.6, each of Buyer and Merger Sub shall use its reasonable best efforts to (A) maintain in effect and satisfy on a timely basis all terms, covenants and conditions (unless waived pursuant to the terms thereof) set forth in the Financing Commitments, (B) negotiate and enter into definitive agreements with respect to the Interim Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions (including any “market flex” provisions) contained in the Debt Commitment Letter (or on terms not materially less favorable, in the aggregate with respect to conditionality, to Buyer or Merger Sub than the terms and conditions (including the “market flex” provisions) in the Debt Commitment Letter) that are acceptable to Buyer and Merger Sub and would not adversely affect the ability of Buyer or Merger Sub to consummate the transactions contemplated herein; provided that, notwithstanding anything herein to the contrary, the documentation relating to the Interim Debt Financing shall not be required until reasonably necessary in connection with the funding of the Required Amounts, (C) satisfy all conditions (unless waived pursuant to the terms thereof) to such definitive agreements on a timely basis, and (D) enforce its rights under the Financing Commitments, in each case, subject to the terms and conditions of the Financing Commitments. To the extent reasonably requested by the Company from time to time and subject to the last sentence of this Section 7.6(a)(ii), Buyer and Merger Sub shall provide the Company with the status of its efforts to arrange the Debt Financing. Without limiting the generality of the foregoing, Buyer and Merger Sub shall notify the Company promptly, and in any event within two business days after it becomes aware thereof, (x) of any breach or default by any party to any Financing Commitment or definitive document related to the Debt Financing of which Buyer or Merger Sub become aware, (y) of the receipt by Buyer or Merger Sub of any written notice or communication (other than negotiations of the definitive agreements with respect to the Debt Financing) from any Debt Financing Source with respect to any actual material and adverse breach, default, termination or repudiation by any party to any Financing Commitments or definitive documents related to the Debt Financing or any dispute or disagreement between or among any parties thereto that would reasonably be expected to materially and adversely impact the ability of Buyer or Merger Sub to obtain all or any part of the Interim Debt Financing necessary to pay the Required Amounts (after taking into account the amount of Other Debt Financing) on the terms and in the manner contemplated by the Financing Commitments, or (z) if Buyer or Merger Sub expects that it will not be able to obtain all or any portion of the Debt Financing on the terms and in the manner contemplated by the Financing Commitments or the definitive documents related to the Debt Financing; provided that in no event shall Buyer or Merger Sub be required to (I) breach any of the Financing Commitments or (II) disclose any information that is subject to attorney-client or similar privilege if Buyer or Merger Sub (as applicable) shall have used its reasonable best efforts to disclose such information in a way that would not waive such privilege.

(b) Subject to the terms and conditions of this Section 7.6, if any portion of the Interim Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter (except as therein provided) or the Debt Commitment Letter shall be terminated or modified in a manner that would have a materially adverse impact on Buyer or Merger Sub obtaining the Debt Financing, (A) Buyer shall promptly notify the Company in writing and (B) each of Buyer and Merger Sub shall use its reasonable best efforts to arrange and obtain alternative financing from the same or alternative sources (w) on terms and conditions no less favorable, in any material respect, solely with respect to conditionality, to Buyer and Merger Sub than those contained in the Debt Commitment Letter, (x) with no conditions to funding the Debt Financing that are not contained in the Debt Commitment Letter, (y) that would not reasonably be expected to prevent, impede or materially delay the consummation of the Debt Financing or such alternative financing or the transactions contemplated by this Agreement and (z) in an amount sufficient, when added to the portion of the Debt Financing that is available, to pay in cash the Required Amounts (the “Alternate Debt Financing”), and to obtain a new financing commitment letter with respect to such Alternate Debt Financing (the “New Debt Commitment Letter”), which shall replace the existing Debt Commitment Letter, a copy of which shall be promptly provided to the Company. In the event any New Debt Commitment Letter is obtained, (i) any reference in this Agreement to the “Interim Debt Financing” shall mean the debt financing contemplated by the Debt Commitment Letters as modified pursuant to clause (ii) below, (ii) any reference in this Agreement to the “Financing Commitment” or the “Debt Commitment Letters” shall be deemed to include the Debt Commitment Letters that are not superseded by a New Debt Commitment Letter at the time in question and the New Debt Commitment Letter to the extent then in effect and (iii) Buyer and Merger Sub shall be deemed to be in compliance with this Section 7.6 to the extent that, prior to obtaining such new Debt Commitment Letter, Buyer or Merger Sub was in breach of this Section 7.6, in which case, for the avoidance of doubt, any such breach shall for all purposes be deemed to have been retroactively waived by the Company but only to the extent that such prior breach has been cured by the New Debt Commitment Letter.

(c) In connection with the Debt Financing, from the date hereof until the Closing, the Company shall use its reasonable commercial efforts to provide, and shall cause each of its Affiliates and Representatives to use its reasonable commercial efforts to provide, reasonable cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Buyer or Merger Sub and that is necessary or customary in connection with Buyer’s and Merger Sub’s efforts to obtain the Debt Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company), including reasonable commercial efforts to: (i) upon reasonable prior notice, participate in a reasonable number of meetings, conference calls, presentations and roadshows with prospective lenders and investors, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with the rating agencies, otherwise provide reasonable cooperation with the marketing efforts for any of the Debt Financing and assist Buyer in obtaining ratings as contemplated by the Financing Commitments; (ii) reasonably assist Buyer, Merger Sub and the Debt Financing Sources in the preparation of pertinent information regarding the Company and its Subsidiaries related to or for use in any offering documents, private placement memoranda, bank information, lender presentation, rating agency presentations and similar documents required in connection with the Debt Financing; provided that any such document that includes disclosure and financial statements with respect to the Company and/or its Subsidiaries shall only reflect Buyer, Merger Sub, other subsidiaries of Buyer and other Affiliates of Buyer contemplated by the Debt Commitment Letter, the Surviving Company and/or its Subsidiaries as obligor(s); (iii) provide customary authorization letters to the Debt Financing Sources (including customary representations with respect to accuracy of information contained in the disclosure and material non-public information) for inclusion in any bank information or materials that authorize the distribution of information to be distributed to prospective lenders or investors; (iv) assist with the pledging of collateral by the Company or the Company Subsidiaries (including the execution and delivery by the Company or the Company Subsidiaries of customary pledge and security documents); provided that any such pledge or other encumbrances shall be authorized and only become effective at, or as of, the Closing; (v) request and facilitate its independent auditors to (A) provide, consistent with customary practice such accountant’s customary comfort letters (including “negative assurance” comfort and change period comfort) and reports as may be reasonably requested by Buyer or Merger Sub with respect to financial information relating to the Company and the Company Subsidiaries and the consent of such auditors to the use of their reports in any materials relating to the Debt Financing and (B) attend accounting due diligence sessions and drafting sessions required pursuant to clause (i) of this Section 7.6(c); (vi) facilitate the execution and delivery of definitive financing documents, customary perfection certificates and other certificates (including a customary solvency certificate), legal opinions of counsel or other documents as may be reasonably requested by Buyer, Merger Sub or Debt Financing Sources, in each case, with respect to the Company or the Company Subsidiaries; provided that no obligation of the Company or the Company Subsidiaries under any document, agreement or pledge shall be effective until the Closing; (vii) request consents, surveys and title insurance as reasonably requested by Buyer or Merger Sub; (viii) request customary payoff letters relating to the repayment of any existing Indebtedness to be repaid concurrently with the Closing and/or the termination of any third party liens securing such Indebtedness and, at the request of Buyer, (A) deliver notices of prepayment (which may be delivered at Buyer’s request in advance of the Closing Date so long as they are contingent upon the occurrence of the Closing and do not materially adversely affect the ability of the Company or any Company Subsidiary to access to credit required to conduct operations in accordance with historical practice) within the time periods reasonably requested by Buyer and take any actions at or prior to the Effective Time reasonably requested by Buyer to facilitate the prepayment of all outstanding amounts under any credit facilities or other financing arrangements of the Company and the Company Subsidiaries (it being understood and agreed that any prepayment is (and shall be) contingent upon the occurrence of the Closing and no actions shall be required which would obligate the Company or the Company Subsidiaries to complete such prepayment prior to the occurrence of the Closing), (B) arrange for customary payoff letters, lien terminations and releases and instruments and acknowledgements of discharge in respect of any such credit facilities or other financing arrangements to be delivered to Buyer on or prior to the Closing Date (with drafts to be delivered in advance as reasonably requested by Buyer), and (C) take all other reasonable actions to facilitate the payoff, discharge and termination in full at the Closing of all amounts outstanding under any such credit facilities or other financing arrangements; (ix) provide Buyer, Merger Sub and the Debt Financing Sources with customary documentation and other information with respect to the Company and Company Subsidiaries at least five business days prior to the Closing Date as shall have been reasonably requested in writing by Buyer or Merger Sub at least ten business days prior to the Closing Date, that is required in connection with the Debt Financing by regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the PATRIOT Act and the beneficial ownership regulation, and that are required by the Debt Commitment Letter; (x) reasonably cooperate with the Debt Financing Sources’ “due diligence” investigation with respect to the Company and the Company Subsidiaries; provided that the Company shall not be required to pay any commitment or other similar fee or incur any other liability in connection with the Debt Financing prior to the Closing for which it is not reimbursed by Buyer; (xi) (A) exercise reasonable commercial effort to obtain and, as soon as reasonably available, furnish Buyer with the Required Financing Information and such other pertinent and customary information regarding the Company and the Company Subsidiaries as may be reasonably requested by Buyer to the extent that such information is required in connection with the Financing Commitments or any Other Debt Financing and (B) as promptly as practicable, inform Buyer if the chief executive officer, chief financial officer, treasurer or controller of the Company or any member of the Company’s board of directors shall have actual knowledge of any facts as a result of which a restatement of any financial statements to comply with U.S. GAAP is probable or under active consideration; and (xii) exercise reasonable commercial efforts to furnish to Buyer and the Debt Financing Sources (A) as soon as available and in any event within forty-five (45) days after the end of any fiscal quarter commencing with the fiscal quarter ended September 30, 2021 and each succeeding fiscal quarter thereafter that is not a fiscal year end, the unaudited consolidated balance sheet of the Company as of the end of such quarter and the related unaudited consolidated statements of income or operations, shareholders’ equity and cash flows for such fiscal quarter and for the elapsed interim period following the last completed fiscal year and for the comparable periods of the prior fiscal year and (B) within ninety (90) days after the end of any fiscal year, with respect to fiscal years ended December 31, 2018 and thereafter, the audited consolidated balance sheet of the Company as of the end of such fiscal year and the related audited consolidated statements of income or operations, shareholders’ equity and cash flows. The Company hereby consents to the use of (A) the financial statements referred to in the preceding clause (xii) and the Required Financing Information and (B) its and the Company Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries. The Company will use its reasonable commercial efforts, and will cause each of the Company Subsidiaries to use its respective reasonable commercial efforts, to update any financial statements and other financial information provided to Buyer or the Debt Financing Sources as may be necessary so that such financial statements and other financial information (i) do not contain any untrue statement of a material fact regarding the Company and the Company Subsidiaries or omit to state any material fact regarding the Company and the Company Subsidiaries necessary in order to make such financial statements and other financial information not misleading under the circumstances and (ii) are sufficient to permit the Company’s independent accountants to issue customary comfort letters (including “negative assurance” comfort and change period comfort) to the Debt Financing Sources to the extent required as part of the Debt Financing. “Required Financing Information” means to the extent related to the fiscal year of the Company ended December 31, 2018 and thereafter: (i) all financial statements, financial data, audit reports and other information regarding the Company and the Company Subsidiaries of the type that would be required by Regulation S-X promulgated by the SEC and Regulation S-K promulgated by the SEC for a registered public offering of non-convertible debt securities on a registration statement on Form S-1 under the Securities Act of the Company to consummate the offering(s) of debt securities contemplated by the Financing Commitments or any Other Debt Financing, assuming that such offering(s) were consummated at the same time during the Company’s fiscal year as such offering(s) of debt securities will be made (which, for the avoidance of doubt, shall include audited financial statements for the year ended December 31, 2020) (the “Financing Financial Statements”); provided, however, that the “Financing Financial Statements” shall exclude all interim unaudited financial statements of the Company and the Company Subsidiaries; and (ii) (A) such other financial and other information regarding the Company and the Company Subsidiaries, including, for the avoidance of doubt, capital expenditures and EBITDA, as may be reasonably requested by Buyer to the extent that such information is (A) required in connection with the Financing Commitments or any Other Debt Financing; or (B) otherwise necessary to receive from the Company’s independent accountants (and any other accountant (other than Buyer’s accountants) to the extent that financial statements audited by such accountants are or would be included in an offering document), customary “comfort” (including “negative assurance” comfort and change period comfort), together with drafts of customary comfort letters that such independent public accountants are prepared to deliver upon the “pricing” of any debt securities being issued in any Other Debt Financing, with respect to the financial information to be included in such offering document; provided, however, that “Required Financing Information” shall not include any Excluded Information. Notwithstanding anything to the contrary in this Section 7.6(c), nothing will require the Company to provide (or be deemed to require the Company to prepare) any (1) pro forma financial statements; (2) information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing; (3) description of all or any portion of the Debt Financing, including any “description of notes”; (4) risk factors relating to all or any component of the Debt Financing; (5) other information required by the Securities Act or any other information customarily excluded from an offering memorandum for private placements of non-convertible debt securities under Rule 144A promulgated under the Securities Act; and (6) confidential or proprietary information of the Company or the Company Subsidiaries that historically has been reflected as supplemental information in the consolidated financial statements of the Company to the extent the same is not required by U.S. GAAP or to be presented in a registered public offering of non-convertible debt securities on a registration statement on Form S-1 under the Securities Act (i.e., completed contract information with contract-level detail that identifies owner and project-level financial metrics including the corresponding contracts-in-progress detail that has historically comprised a component of the interim and annual audited financial statements of the Company and Company Subsidiaries (clauses (1) through (6), the “Excluded Information”). For the avoidance of doubt, the Financing Financial Statements shall not be Excluded Information.

(d) Notwithstanding anything in Section 7.6(c) to the contrary, (i) such requested cooperation shall not unreasonably disrupt or interfere with the business or the operations of the Company or the Company Subsidiaries, (ii) nothing in this Section 7.6 shall require cooperation to the extent that it would (A) subject any of the Company’s or Company Subsidiaries’ respective directors, managers, officers or employees to any actual or potential personal liability (as opposed to liability in his or her capacity as a director, manager or officer of such Person) with respect to matters related to the Debt Financing, (B) conflict with, or violate, the Company’s and/or any Company Subsidiaries’ organizational documents or any applicable Law, (C) cause any condition to the Closing set forth in Article 8 to not be satisfied or (D) cause any breach of this Agreement, (iii) prior to the Effective Time, neither the Company nor any of the Company Subsidiaries shall be required to pay any commitment or other similar fee or incur or assume any liability or other obligation in connection with the financings contemplated by the Debt Commitment Letters, the definitive financing agreements for the Debt Financing or be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity in connection with the Debt Commitment Letters, the definitive financing agreements for the Debt Financing or any information utilized in connection therewith, in each case, that would not be reimbursed or indemnified by Buyer or Merger Sub, (iv) with respect to the Debt Financing, none of the Company, the Company Subsidiaries or their respective directors, officers or employees shall be required to deliver or obtain opinions of internal or external counsel, execute, deliver or enter into, or perform any agreement, document or instrument, including any definitive financing agreement for the Debt Financing (other than customary representation letters and authorization letters referred to above and as otherwise contemplated by this Section 7.6), that, in each case, is not contingent upon the Closing or that would be effective prior to the Effective Time and none of the directors and officers of the Company or Company’s Subsidiaries shall be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained prior to the Effective Time unless Buyer and Merger Sub shall have determined that such director(s) or officer(s), as applicable, are to remain as a director or officer of the Company or the Company’s Subsidiaries on and after the Effective Time and such resolutions are contingent upon the occurrence of, or only effective as of, the Effective Time and (v) Buyer, Merger Sub and the Company agree to use their reasonable best efforts to maintain attorney-client privilege. The Parties agree that Buyer’s or Merger Sub’s execution of a New Debt Commitment Letter shall not materially expand the scope of the assistance required under Section 7.6(c) as compared to the assistance that would be required or expected to be required in connection with the Debt Commitment Letter in effect on the date of this Agreement and the related Debt Financing.

(e) Buyer shall, (a) promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any Company Subsidiary in connection with the cooperation of the Company and the Company Subsidiaries contemplated by this Section 7.6, and (b) indemnify and hold harmless the Company and the Company Subsidiaries and its and their respective directors, officers, employees and advisors from and against any and all Losses suffered or incurred by them in connection with the cooperation of the Company and the Company Subsidiaries contemplated by this Section 7.6 (other than arising from Fraud or Willful Breach on the part of the Company or any of its Affiliates).

7.7 Further Assurances. From the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with Article 10, each of the Parties shall execute such documents and perform such further acts as may be reasonably required to carry out the provisions hereof and the actions contemplated hereby. Subject to the limitations contained in Section 7.4, each Party shall, on or prior to the Closing Date, use its reasonable best efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the transactions contemplated hereby, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of the transactions contemplated hereby.

7.8 Officer and Director Indemnification and Insurance.

(a) The Buyer agrees that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the Closing Date, an officer, director, advisory board member, member of any committee, fiduciary of any Company Plan or employee of the Company or any Company Subsidiary (collectively, the “Indemnified Parties”), set forth in the Company Charter (or equivalent organizational documents of the Company Subsidiaries) or as provided pursuant to section 302A.521 of the MBCA and any comparable provision of the MRLLCA that will become effective upon the Conversion, in each case as in effect on the date of this Agreement, shall survive the Closing and shall continue in full force and effect in accordance with their respective terms for a period of six (6) years after the Closing Date, in each case subject to applicable Laws.

(b) Each of the Buyer and Merger Sub acknowledges that the Indemnified Parties may have certain rights to indemnification, advancement of expenses or insurance provided by other Persons. Each of the Buyer and Merger Sub hereby (on its own behalf and, as of the Closing, on behalf of the Surviving Company and each Subsidiary of the Surviving Company) agrees that (i) the Surviving Company or the applicable Subsidiary of the Surviving Company is the indemnitor of first resort ( i.e., its obligations to the Indemnified Parties are primary and any obligation of such other Persons to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any such Indemnified Party are secondary), (ii) the Surviving Company or the applicable Subsidiary of the Surviving Company shall be required to advance the full amount of expenses incurred by any such Indemnified Party and shall be liable for the full indemnifiable amounts, without regard to any rights any such Indemnified Party may have against any such other Person and (iii) each of the Buyer and Merger Sub irrevocably waives, relinquishes and releases (on its own behalf and, as of the Closing, on behalf of the Surviving Company and each Subsidiary of the Surviving Company) such other Persons from any and all claims against any such other Persons for contribution, subrogation or any other recovery of any kind in respect thereof. Each of the Buyer and Merger Sub (on its own behalf and, as of the Closing, on behalf of the Surviving Company and each Subsidiary of the Surviving Company) further agrees that no advancement or payment by any of such other Persons on behalf of any such Indemnified Party with respect to any claim for which such Indemnified Party has sought indemnification from the Buyer, the Surviving Company or the applicable Subsidiary of the Surviving Company shall affect the foregoing and such other Persons shall have a right of contribution or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Party against the Buyer.

(c) On the Closing Date, the Surviving Company shall pay for a non-cancelable run-off insurance policy (the “D&O Policy”), for a period of six (6) years after the Closing Date to provide insurance coverage of not less than the existing coverage, for events, acts or omissions occurring on or prior to the Closing Date for all persons who were directors, managers or officers of the Company or any Company Subsidiary or fiduciaries of the Company Plans on or prior to the Closing Date, which policy shall (i) contain terms and conditions no less favorable to the insured persons than the directors’, managers’ or officers’ liability coverage presently maintained by the Company and (ii) be purchased from an insurance broker reasonably satisfactory to the Buyer.

(d) The covenants contained in this Section 7.8 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

(e) In the event that the Buyer or the Surviving Company (following the Closing) or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Buyer shall take all necessary action so that the successors or assigns of the Buyer or the Surviving Company (following the Closing), as the case may be, shall succeed to the obligations set forth in this Section 7.8.

(f) For the avoidance of doubt, and notwithstanding anything to the contrary, this Section 7.8 shall not (i) extend to or otherwise limit any rights of Buyer or the Surviving Company with respect to any actions constituting fraud or willful misconduct of any such Indemnified Party or as a defense to any demand from any such Indemnified Party for indemnification contemplated by this Section 7.8 and (ii) affect or otherwise prejudice any of the Buyer’s rights and remedies arising from this Agreement. For the avoidance of doubt, this Section 7.8(f) shall apply solely to claims by an Indemnified Party for indemnification, advancement of expenses and exculpation contemplated by this Section 7.8 and shall not be construed to apply to any other provisions of this Agreement, including expanding the definition of Fraud or the limitations thereto set forth herein.

7.9 Waiver of Conflicts Regarding Representation. Recognizing that Moss & Barnett has acted as legal counsel to certain of the Company Shareholders, the Shareholder Representative and their respective Affiliates, and has acted as legal counsel to the Company and the Company Subsidiaries prior to the Closing, and that Moss & Barnett intend to act as legal counsel to certain of the Company Shareholders, the Shareholder Representative and their respective Affiliates (including New Holdco) after the Closing, (i) each of the Buyer and Merger Sub (on its own behalf and, as of the Closing, on behalf of the Surviving Company and each Subsidiary of the Surviving Company) hereby waives any conflicts that may arise in connection with Moss & Barnett representing the Company Shareholders, the Shareholder Representative and their respective Affiliates after the Closing (including New Holdco), and (ii) each of the Buyer and Merger Sub (on its own behalf and, as of the Closing, on behalf of the Surviving Company and each Subsidiary of the Surviving Company) hereby agrees that, in the event that a dispute arises between or among the Buyer or its Affiliates (including, after the Closing, the Surviving Company and each Subsidiary of the Surviving Company) and the Company Shareholders, the Shareholder Representative or their respective Affiliates (including, prior to the Closing, the Company and the Company Subsidiaries and after the Closing, New Holdco), Moss & Barnett may represent the Company Shareholders, the Shareholder Representative or any of their respective Affiliates (including New Holdco) in such dispute even though the interests of the Company Shareholders, the Shareholder Representative or such Affiliate (including New Holdco) may be directly adverse to the Buyer or any of their respective Affiliates (including, after the Closing, the Surviving Company and any Subsidiary of the Surviving Company) and even though Moss & Barnett may have represented the Company or the Company Subsidiaries in a matter substantially related to such dispute, each of the Buyer and Merger Sub (on its own behalf and, as of the Closing, on behalf of the Surviving Company and each Subsidiary of the Surviving Company), and on behalf of each of their respective Affiliates, hereby waives any conflict of interest in connection with such representation by Moss & Barnett. Each of the Buyer and Merger Sub (on its own behalf and, as of the Closing, on behalf of the Surviving Company and each Subsidiary of the Surviving Company) further agrees that, as to all communications among Moss & Barnett, the Company, the Company Subsidiaries or New Holdco that relate in any way to the negotiations of this Agreement or otherwise relate to the Merger, any potential sale of the Company or the Company Subsidiaries or the transactions contemplated hereby, the attorney-client privilege, the expectation of client confidence and all other rights to any evidentiary privilege belong to the Company Shareholders and the Shareholder Representative and may be controlled by the Company Shareholders and the Shareholder Representative and shall not pass to or be claimed by the Buyer, the Surviving Company or any of their respective Subsidiaries. Notwithstanding the foregoing, in the event that a dispute arises between the Buyer, the Company or the Company Subsidiaries, on the one hand, and a third party other than the Shareholder Representative or any of its Affiliates, on the other hand, after the Closing, such Person may assert the attorney-client privilege to prevent disclosure of confidential communications by Moss & Barnett to such third party; provided, however, that, if such dispute may involve the Company Shareholders or the Shareholder Representative, neither the Buyer nor the Company or the Company Subsidiaries (including, after the Closing, the Surviving Company and any Subsidiary of the Surviving Company) may waive such privilege without the prior written consent of the Shareholder Representative. The Parties agree to take to take, all steps reasonably necessary to implement the intent of this Section 7.9. Each of the Buyer and Merger Sub (on its own behalf and, as of the Closing, on behalf of the Surviving Company and each Subsidiary of the Surviving Company) acknowledges that it has had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than Company’s counsel. This Section 7.9 is for the benefit of the Company Shareholder’s, the Shareholder Representative and their respective Affiliates, and Moss & Barnett (including its shareholders and employees), each of which are intended third-party beneficiaries of this Section 7.9.

7.10 R&W Insurance Policy. The Parties acknowledge and agree that, other than in the case of Fraud, (a) neither the Shareholder Representative, any of the Designated Company Shareholders nor any of the Shareholders’ Related Parties shall be liable to the insurer under the R&W Insurance Policy for subrogation claims pursuant to the R&W Insurance Policy, and (b) the R&W Insurance Policy include a waiver of subrogation against New Holdco, the Shareholder Representative, each Designated Company Shareholder and the Shareholders’ Related Parties and will not be amended or modified to alter the waiver of such subrogation provisions (other than in the case of Fraud) in any way detrimental to New Holdco, Designated Company Shareholders, the Shareholder Representative and the Shareholders’ Related Parties, except with the Shareholder Representative’s written consent.

7.11 Tax Matters.

(a) Unless required by applicable Law, the Buyer shall not, without the prior written consent of the Shareholder Representative, not to be unreasonably conditioned, withheld or delayed, (i) make, or cause or permit to be made, any material Tax election, adopt or change any material method of accounting, or change any material Tax practice or procedure for any Pre-Closing Tax Period, (ii) amend any Tax Return or file any claim for refund or credit of any Tax of the Company or any Company Subsidiary for any Pre-Closing Tax Period or (iii) file any Tax Return of the Company or any Company Subsidiary or voluntary disclosure agreement of the company or any Company Subsidiary for any Pre-Closing Tax Period in a jurisdiction where the Company or any Company Subsidiary does not presently file Tax Returns in each case under clauses (i), (ii) or (iii) that would reasonably be expected to have a material and adverse effect on the Company Shareholders as a result of any such action; provided, however that if Buyer, the Surviving Company or any Subsidiary of the Surviving Company determine that such an amendment or filing is required by applicable Law. Buyer shall notify the Shareholder Representative in writing of such determination at least thirty (30) days prior to filing, and if the Shareholder Representative disputes such determination by written notice to Buyer within twenty (20) days after its receipt of Buyer’s notice, such dispute shall be resolved by the Independent

Accountant. The fees and expenses of the Independent Accountant in resolving disputes pursuant to this Section 7.11(a) shall be borne equally by the Shareholder Representative, on the one hand, and the Buyer on the other. If any dispute related to any proposed action described in this Section 7.11(a) affects the filing of a Tax Return where such dispute is not resolved prior to the due date of such Tax Return, such Tax Return shall be filed in the manner in which the Buyer deems such Tax Return to be correct, without prejudice to the rights of the Shareholder Representative, and such Tax Return shall be amended, or such other corrective action taken to the extent necessary to conform to the final dispute resolution; provided, further, that if the Shareholder Representative does not object in writing within twenty (20) days of its receipt of such notice, the Shareholder Representative will be deemed to have agreed with Buyer’s determination. If Buyer or any of its Affiliates takes any action in violation of this Section 7.11(a), then Buyer, the Surviving Company and the Subsidiaries of the Surviving Company, jointly and severally, shall indemnify the Shareholder Representative and the Shareholders’ Related Parties with respect to any additional Taxes and other Losses that became payable as a result of such action and that would not have been incurred by the Shareholder Representative or any such Shareholders’ Related Parties absent such action.

(b) Buyer shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns for any Straddle Period that are due after the Closing Date (“Straddle Period Tax Return”). Such Tax Returns of the Company and the Company Subsidiaries shall be prepared in accordance with the past custom and practice of the Company or Company Subsidiary in preparing its Tax Returns except as otherwise required by applicable Law. Buyer shall permit the Shareholder Representative to review and comment on each income Tax Return (or portion thereof related to any Pre-Closing Tax Period) described in this Section 7.11(b) and shall provide the Shareholder Representative with copies of completed drafts of such Tax Returns (or such portion thereof) at least twenty (20) days prior to filing for the Shareholder Representative’s review and approval, which shall not be unreasonably withheld, conditioned or delayed provided, that, if the Shareholder Representative does not object in writing within ten (10) days of its receipt of such notice, the Shareholder Representative will be deemed to have agreed with such Tax Return. Any dispute with respect to any such Tax Return shall be resolved in the manner set forth in Section 7.11(a), including the respective obligation of indemnity set forth therein.

(c) The Company shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of the Company and the Company Subsidiaries required to be filed on or prior to the Closing Date or relating exclusively to a Pre-Closing Tax Period. The Company shall pay, or cause to be paid, all Taxes due with respect to any such Tax Returns. Such Tax Returns of the Company and the Company Subsidiaries shall be prepared in accordance with the past custom and practice of the Company or Company Subsidiary in preparing its Tax Returns except as otherwise required by applicable Law.

(d) With respect to Taxes of the Company and Company Subsidiaries relating to a Straddle Period for purposes of determining the amount of Accrued Taxes, the portion of any Tax that is allocable to the taxable period that is deemed to end on the Closing Date will be: (i) in the case of Property Taxes, deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days of such Straddle Period in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) in the case of all other Taxes, determined as though the taxable year of the Company terminated at the close of business on the Closing Date

(e) If, subsequent to the Closing, Buyer, the Surviving Company, any Subsidiary of the Surviving Company or any of their respective Affiliates receives notice of a claim by any Governmental Authority that, if successful, would reasonably be expected to result in a material increase in income Taxes payable by any of the Shareholders’ Related Parties with respect to any Pre-Closing Tax Period (herein a “Pre-Closing Tax Matter”), then promptly after receipt of such notice, Buyer, the Surviving Company, such Subsidiary of the Surviving Company or their respective Affiliate(s), as the case may be, shall give written notice of such Pre-Closing Tax Matter to the Shareholder Representative. Buyer shall be entitled to control the conduct and resolution of such Pre-Closing Tax Matter, provided, that, (a) Buyer shall keep the Shareholder Representative informed of all material developments and events related to such Pre-Closing Tax Matter, (b) Buyer shall provide the Shareholder Representative copies of all correspondence, notices and other written material received from any Governmental Authority with respect to such Pre-Closing Tax Matter and shall otherwise keep the Shareholder Representative apprised of substantive developments with respect to such Pre-Closing Tax Matter, (c) Buyer shall provide the Shareholder Representative with a copy of, and a reasonable opportunity to review and comment on, all submissions to be made to any Governmental Authority in connection with such Pre-Closing Tax Matter, (d) the Shareholder Representative shall be entitled to designate a representative to attend any meeting with the relevant Governmental Authority, and (e) Buyer shall not resolve such Pre-Closing Tax Matter without the Shareholder Representative’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

(f) Buyer, Shareholder Representative and the Company agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to Taxes, including, without limitation, access to books and records, as is reasonably necessary for the filing of all Tax Returns by Buyer or the Company, the making of any election relating to Taxes, the preparation for any audit by any Tax authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Each of Buyer and the Company shall retain all books and records with respect to Taxes for a period of at least seven (7) years following the Closing Date.

(g) The Estimated Merger Consideration (plus Assumed Indebtedness and other amounts, to the extent properly taken into account under the Code), shall be allocated among the assets of the Company and the Company Subsidiaries in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (and any similar provision of state, local or foreign law, as appropriate) (the “Allocation”). The Allocation shall be delivered by the Shareholder Representative to Buyer within sixty (60) days after the Closing Date for Buyer’s review and comment. The Shareholder Representative and Buyer shall work together in good faith to attempt to resolve any disputes relating to the Allocation. The proposed allocation methodology is set forth on Section 7.11(g) of the Company Disclosure Schedules.

7.12 Employee Matters.

(a) Buyer agrees that the employees of the Company and the Company Subsidiaries at the Effective Time who continue to remain employed with Buyer or its Subsidiaries (including, after the Closing, the Company or the Company Subsidiaries) (the “Continuing Employees” which, for the avoidance of doubt, shall not include the Designated Company Shareholders) shall, during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, be provided with (i) a base salary or base wage and target annual cash bonus opportunity that are no less favorable than the base salary or base wage provided by the Company and the Company Subsidiaries to each such Continuing Employee immediately prior to the Effective Time (excluding, for clarity, amounts contributed to the Company NQRP), and (ii) defined contribution retirement benefits, health benefits, welfare benefits and annual cash bonus eligibility (excluding, for clarity, other incentive opportunities, severance, equity and equity-based awards (including such awards and interests under the Company LTGP), defined benefit pension, nonqualified deferred compensation arrangements (including the Company NQRP), multiemployer pension and post-employment health or welfare benefits) that are no less favorable, in the aggregate, than the defined contribution retirement benefits, health benefits, welfare benefits and annual cash bonus eligibility provided either (x) by the Company and the Company Subsidiaries to the Continuing Employees immediately prior to the Effective Time or (y) by Buyer and its Subsidiaries to its similarly situated employees from time to time.

(b) To the extent any Continuing Employee participates in any employee benefit plan of Buyer or its Affiliates (a “Buyer Benefit Plan”) following the Closing, Buyer shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any Buyer Benefit Plan that is a group health plan to be waived with respect to the Continuing Employees and their eligible dependents (except to the extent that such pre-existing condition or limitation or eligibility waiting period applied to the Continuing Employees under corresponding Company Plans prior to the Closing), (ii) give each Continuing Employee credit under any Buyer Benefit Plan that is a group health plan for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made (to the same extent as such credit would have been given under comparable Company Plans prior to the Closing) and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Buyer Benefit Plan, as if such service had been performed with Buyer, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits, for purposes of vesting of equity or equity-based incentives or to the extent it would result in a duplication of benefits.

(c) If the Effective Time occurs prior to the payment of the bonuses in respect of calendar year 2021 (the “2021 Bonuses”), Buyer agrees to, and agrees to cause the Surviving Company to, pay to Continuing Employees the 2021 Bonuses based on the achievement of performance targets determined by the Company, in good faith, and in the ordinary course of business consistent in all material respects with past practice (“2021 Annual Bonus Targets”); provided, however, that (i) such determination by the Surviving Company shall be without giving effect to the Merger and actions taken by Buyer in connection therewith that affect the Company and the Company Subsidiaries, (ii) the Surviving Company shall take into consideration in its reasonable and good faith determination of the actual achievement of the 2021 Annual Bonus Targets for each Continuing Employee, the actual operating performance and financial results of the Company generally and, subjectively, the demonstrated excellence, exceptional commitment and accomplishments of the respective Continuing Employee, and (iii) such payments are subject to and conditioned upon each such Continuing Employee’s continued employment with Buyer or its Subsidiaries through the applicable payment date (to the extent such condition applies to the eligibility thereunder as of the effective date of this Agreement); provided, however, that any Continuing Employee whose employment is terminated without “cause” after the Closing but prior to the payment of the 2021 Bonuses will, subject to and conditioned upon his or her timely execution and non-revocation of a release of claims in a form prescribed by Buyer, be entitled to receive the 2021 Bonus applicable to such Continuing Employee, such 2021 Bonus to be payable when bonuses are normally paid by the Company or such Company Subsidiary (or, if later, after such release of claims becomes effective and irrevocable).

(d) Nothing contained in this Agreement shall, or shall be construed so as to, (i) prevent or restrict in any way the right of the Buyer to terminate reassign, promote or demote any employees or other service provider (or to cause any of the foregoing actions) at any time following the Closing, or to change (or cause the change of) the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment or service of any such employees or other service providers at any time following the Closing; (ii) constitute an amendment or modification of any Benefit Plan, Company Plan, Buyer Benefit Plan or employee benefit plan; or (iii) create any third party rights in any current or former employee or other service provider (including any beneficiary or dependent thereof); or (iv) obligate the Buyer or any of its Affiliates to adopt or maintain any particular plan or program or other compensatory or benefits arrangement at any time or prevent the Buyer or any of its Affiliates from modifying or terminating any such plan, program or other compensatory or benefits arrangement at any time.

7.13 Specified Litigation.

(a) Following the Closing, Buyer agrees to cause the Surviving Company or its applicable Subsidiary, at the cost and expense of the Surviving Company or its applicable Subsidiary (but subject to recovery of such amounts as provided below) to use reasonable best efforts to pursue and resolve the Specified Litigation by using competent counsel. The Buyer shall cause the Surviving Company or any applicable Subsidiary that is party to Specified Litigation to keep the Shareholder Representative reasonably informed with respect to the Specified Litigation and the progression thereof. The Buyer shall not permit the Surviving Company nor such Subsidiary, party to such Action, to settle, compromise or offer to settle or compromise such Action without the written consent of the Shareholder Representative, which consent may not be unreasonably withheld, conditioned or delayed; provided, however, such consent shall not be required if the failure to settle, compromise or resolve such Action could (i) based on the advice of competent outside legal counsel, result in the imposition of a consent order, injunction or decree which would or could restrict the future activities or conduct of the Surviving Company or such applicable Company Subsidiary in any material respect or (ii) have a materially negative impact on the operations or reputation of the Surviving Company, its Subsidiaries, the Buyer or any of its Affiliates. If requested by the Surviving Company or such Subsidiary, the Shareholder Representative shall cooperate with the Buyer, the Surviving Company, such Subsidiary party to such Action and their respective counsels in respect of such Action; provided, that any reasonable and documented out-of-pocket costs or expenses incurred by the Shareholder Representative in furtherance thereof shall be deemed Pre-Closing Specified Litigation Expenses for purposes of allocation of any Specified Litigation Amount. At the request of the Shareholder Representative, the Shareholder Representative shall be entitled to designate one or more representatives (which may include outside counsel) to be present at, and to participate in, all negotiation strategies, settlement conferences, depositions, motion practice and hearings with respect to such Action. The Shareholder Representative shall not refuse to enter into a mutually acceptable commercially reasonable joint defense or common interest agreement that respects the allocation of responsibility to the Parties set forth in this Section 7.13 to preserve applicable legal privileges and confidential communications.

(b) The Shareholder Representative shall be entitled to share in the Specified Litigation Amount as follows to the extent a receivable of the Surviving Company:

(i) The Shareholder Representative, on the one hand, and the Surviving Company and its Subsidiaries, party to the Specified Litigation, on the other hand, shall each recover from the Specified Litigation Amount (A) in the case of the Shareholder Representative, the Pre-Closing Specified Litigation Expenses and (B) in the case of the Surviving Company and its Subsidiaries, party thereto, the Post-Closing Specified Litigation Expenses. In the event the Specified Litigation Amount is not sufficient to provide full recovery of all Specified Litigation Expenses, then the Parties shall each recover their pro-rata share of the Specified Litigation Expenses. For purposes of this allocation, pro-rata share shall be, (Y) for the Shareholder Representative, the quotient (expressed as a percentage), determined by dividing the Pre-Closing Specified Litigation Expenses by the Specified Litigation Expenses and (Z) for the Surviving Company and its Subsidiaries, the quotient (expressed as a percentage), determined by dividing the Post-Closing Specified Litigation Expenses by the Specified Litigation Expenses.

(ii) The remaining portion of the Specified Litigation Amount, net of the Specified Litigation Expenses allocated pursuant to Section 7.13(b)(i), if any, shall be allocated 75% to the Shareholder Representative and 25% to the Surviving Company and its Company Subsidiaries, party to the Specified Litigation.

(iii) The Buyer shall cause the Surviving Company or the applicable Subsidiary, party to the Specified Litigation, to remit the portion of the Specified Litigation Amount that the Shareholder Representative is entitled to receive pursuant to Section 7.13(b)(i) and 7.13(b)(ii), by wire transfer of immediately available funds to such bank account or bank accounts designated in writing by the Shareholder Representative on not less than three (3) Business Days prior written notice.

(iv) Notwithstanding anything to the contrary, to the extent (and only to the extent) that such amounts were previously taken into account as Current Assets in the Working Capital portion of the Merger Consideration, Buyer will be entitled to 100% of any amounts included in such Current Assets in respect of the Specified Litigation (including the receivable amounts disclosed on Section 5.7(b) of the Company Disclosure Schedules) and, for the avoidance of doubt, such amounts will not constitute (or otherwise be considered) part of the Specified Litigation Amount for purposes of the foregoing allocation (or otherwise).

(c) Notwithstanding anything to the contrary in this Agreement, to the extent the Specified Litigation Amount is payable by Buyer, the Surviving Company or any of their respective Subsidiaries, such amount shall be paid from the Buyer Adjustment Holdback Amount (any such amount for which the Buyer, the Surviving Company or any of its Subsidiaries is ultimately deemed liable or otherwise responsible, the “Specified Litigation Counterclaim Payment”).

7.14 Pre-Closing Transaction Documents.

(a) Prior to the Closing, the Company shall, and shall cause its respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all appropriate action, to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws to execute and deliver the Pre-Closing Transaction Documents and such other documents as may be required to consummate the Pre-Closing Transactions, in each case, in forms reasonably satisfactory to the Buyer.

(b) Prior to the Closing, the Company shall not (nor any of its Affiliates) terminate or assign any Pre-Closing Transaction Document, amend or otherwise modify any provision of any Pre-Closing Transaction Document or any Exhibit, Annex or Schedule thereto, or waive compliance with any of the agreements or conditions contained in a Pre-Closing Transaction Document, in each case, in whole or in part, without the prior written consent of the Buyer. The Company shall keep the Buyer reasonably informed of the status of the Pre-Closing Transactions.

(c) The Company shall provide the Buyer and its counsel a reasonable opportunity to review the drafts of the Pre-Closing Transaction Documents in advance of the consummation of the Pre-Closing Transactions and consider in good faith any comments reasonably proposed by the Buyer and its counsel.

(d) The Shareholder Representative agrees that it will be responsible for all costs and expenses incurred by the Company, New Holdco, New Holdco Merger Sub, the Company Subsidiaries and their respective Affiliates (including the Shareholder Representative) associated with any Pre-Closing Transactions, including professional fees and expenses and Taxes, and shall indemnify and save harmless the Buyer and its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, Taxes, costs or expenses suffered or incurred by any of them in connection with or as a result of any such Pre-Closing Transactions, except to the extent such losses, damages, claims, Taxes, costs or expenses arose from the bad faith or willful misconduct of the Buyer or its Subsidiaries or their respective Representatives.

7.15 Anti-Takeover Laws. The Company and the Company Board (and any committee empowered to take such action, if applicable) shall (a) take all actions within their power to ensure that no “fair price,” “business combination,” “moratorium” or “control share acquisition” statute or other similar statute or regulation (collectively, “Anti-Takeover Laws”) is or becomes applicable to the Merger or the other transactions contemplated by this Agreement and (b) if any Anti-Takeover Law becomes applicable to the Merger or the other transactions contemplated by this Agreement, take all action within their power to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger or the other transactions contemplated by this Agreement.

7.16 Minimum Cash Amount. As of the Closing Date, the Company and the Company Subsidiaries shall have cash and cash equivalents in such accounts, free and clear of all Encumbrances, in an aggregate amount not less than the sum of: (a) $25,000,000 and (b) the aggregate amount of all issued and outstanding checks on the Closing Date (such sum being the “Minimum Cash Amount”).

7.17 Non-Competition; Non-Solicitation. As partial consideration for payment of the Merger Consideration and as an inducement to Buyer to enter into this Agreement, each Designated Company Shareholder, for purposes of agreeing to be bound by the obligations set forth in this Section 7.17 (each of whom acknowledges and agrees, represents and warrants to the Buyer that he or she benefits (directly or indirectly) in a material respect from this Agreement and the Merger) (each such individual, a “Non-Compete Party”), agrees to the following covenants from and after the Closing:

(a) Definitions. For the purposes of this Section 7.17, the following definitions shall apply:

(i) “Competing Business” shall mean any Person that engages in or is preparing to engage in the Business in the Territory, but expressly excluding Buyer and its Subsidiaries, including the Company and its Subsidiaries.

(ii) “Confidential Information” shall mean any data or information of the Company or any of its Affiliates (including Trade Secrets), whether written, electronic or oral, and including any notes, analyses, compilations, studies, summaries, or other material prepared by the Company or any of its Affiliates, that is valuable to the operation of the Company or the Business, and not generally known to competitors or the general public; provided, that “Confidential Information” shall not include any such data or information (A) that becomes generally known to the public from a source other than the Non-Compete Parties, any of their respective Affiliates or any of their respective Related Parties in violation of this Section 7.17 or any other covenant, agreement or obligation of confidentiality or (B) becomes available to the Non-Compete Parties from and after the Closing on a non-confidential basis from a source other than the Company, the Buyer or any of their respective Affiliates.

(iii) “Non-Compete Period” shall mean five (5) years following the Closing Date.

(iv) “Territory” shall mean the United States of America and Canada.

(v) “Trade Secrets” shall mean trade secret and confidential information, including confidential technical or non-technical data, a formula, pattern, compilation, program, including computer software and related source codes, device, method, technique, drawing, process, financial data, financial plan, product plan, list of actual or potential customers or suppliers, or other information similar to any of the foregoing, which derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other Persons who can derive economic value from its disclosure or use. The term “Trade Secrets” shall not include an item of information that is or becomes available to the industry (e.g., available in the technical literature, databases or the like) or is in, or subsequently enters, the public domain other than as a result of a disclosure by or on behalf of a Non-Compete Party or any Affiliate that is Controlled by a Non-Compete Party or any combination thereof.

(b) Confidential Information. The Non-Compete Parties hereby agree to, and to cause their respective Controlled Affiliates to, hold in confidence all Confidential Information and to not disclose, publish or make use of (or cause or permit the publication, disclosure or use of) any Confidential Information without the prior written consent of Buyer; provided, that (i) in the event any of the Non-Compete Parties or their respective Controlled Affiliates are compelled to disclose any Confidential Information by judicial or administrative process or by other requirements of applicable Laws, the Non-Compete Parties shall (A) promptly notify the Buyer in writing, (B) disclose only that portion of such information which such Person is advised by their counsel in writing is legally required to be disclosed and (C) provide reasonable assistance to Buyer, at Buyer’s cost and expense, in seeking a protective order or other appropriate remedy, in Buyer’s sole discretion; and (ii) the Non-Compete Parties or their respective Affiliates, including New Holdco following the Closing, may use and disclose Confidential Information (A) to the extent reasonably required in connection with any insurance claims by, actions, suits, proceedings or Tax audits against, or in preparing and filing any Tax return due from such Person, and (B) to comply with such Persons obligations or enforce or defend such Persons rights or performance under this Agreement or any Ancillary Agreement. Notwithstanding the foregoing to the contrary, following the Closing, New Holdco, each Designated Company Shareholder and their respective Affiliates shall be able to use or disclose Confidential Information to comply with such Persons obligations or enforce such Persons rights under this Agreement or any Ancillary Agreement to which such Person is a Party.

(c) Noncompetition

(i) The Non-Compete Parties hereby acknowledge that the Company conducts the Business throughout the Territory. The Non-Compete Parties acknowledge that to protect adequately the interest of Buyer in the Company, it is essential that any non-compete covenant with respect thereto cover the Business in its entirety and the entire Territory.

(ii) The Non-Compete Parties hereby agree that they shall not, and shall not permit any of their Controlled Affiliates to, during the Non-Compete Period, in any manner, directly or indirectly or by assisting others, engage in, prepare to engage in, have an equity or profit interest in, or render services (including of an executive, marketing, manufacturing, research and development, administrative, financial or consulting nature) to any Competing Business, in each case, anywhere in the Territory.

(iii) Without limiting the generality of the foregoing restrictions, the Non-Compete Parties hereby further agree that, during the Non-Compete Period, they shall not, and shall not permit any of their respective Controlled Affiliates to, directly or indirectly, alone or as a partner, joint venturer, officer, director, shareholder, employee, consultant, agent or independent contractor of, or lender to, any Person or business, (A) create or maintain any business relationship with any customer of the Company (including the provision of any Business to or for any such customer), or otherwise solicit or attempt to solicit any customer of the Company, in each case for the benefit of any Competing Business or (B) request, advise or induce any customer of the Company to withdraw, curtail or cancel, or engage in any other activity that would reasonably be expected to adversely affect, the business relationship such Person has with the Company;

provided, however, that the passive ownership of less than one percent (1.0%) of the ownership interests of an entity having a class of securities that is traded on a national securities exchange or over-the-counter market shall not be a violation of this Section 7.17(c).

(d) Nonsolicitation. The Non-Compete Parties hereby agree that they shall not, and shall not permit any of their respective Controlled Affiliates to, during the Non-Compete Period, in any manner, directly or indirectly or by assisting others, recruit or hire away or attempt to recruit or hire away, on their behalf or on behalf of any other Person, any employee or independent contractor of the Company or any individual that was an employee or independent contractor of the Company within one (1) year prior to such solicitation; provided, however, that such solicitation (as opposed to hire) restrictions shall not prohibit any solicitation by way of general advertising, including general solicitations in newspapers or other publications or on internet sites that are not directed toward or focused on employees or independent contractors (or such former employees or independent contractors) of the Surviving Company or any of its Affiliates.

(e) Severability; Judicial Modification. If a judicial or arbitral determination is made that any of the provisions of this Section 7.17 constitutes an unreasonable or otherwise unenforceable restriction against any of the Non-Compete Parties, the Parties agree and desire for such court or arbitrator to modify, or amend such provisions only to the extent necessary to render such provision reasonable and enforce such restriction as so modified. If a judicial or arbitral determination is made that any of the provisions of this Section 7.17 constitutes an unreasonable or otherwise unenforceable restriction against any of the Non-Compete Parties and is incapable of being judicially modified, such provisions shall be severed and the remaining provisions shall remain in full force and effect. The time period during which the prohibitions set forth in this Section 7.17 shall apply shall be tolled and extended for a period equal to the aggregate time during which any one or more of the Non-Compete Parties violates such prohibitions in any respect and during any litigation to enforce such prohibitions.

(f) Injunctive Relief. The Non-Compete Parties hereby acknowledge and agree that the remedies at law may be inadequate to protect the Company and Buyer against any actual or threatened breach of the provisions contained in this Section 7.17 by any Non-Compete Party, and that any such breach may cause irreparable harm, and, as such, the Non-Compete Parties further agree that Buyer shall be entitled to seek injunctive relief without making proof of actual damages. Such injunctive relief shall not be deemed exclusive remedies for any such breach, but shall be in addition to and without prejudice to any other rights or remedies otherwise available to Buyer. The Non-Compete Parties agree that, in connection with any injunctive relief sought by Buyer, any and all requirements for proof of actual damages or bonding are hereby waived. Notwithstanding anything to the contrary in this Agreement, in the event of any legal proceeding (whether at law or in equity) relating to Section 7.17 of this Agreement, if a court of competent jurisdiction determines that a Party or Non-Compete Party has breached Section 7.17 of this Agreement, then that Party or Non-Compete Party shall be liable and pay to the non-breaching Party any costs in connection with such proceeding and any appeal therefrom, including reasonable legal fees, and such non-breaching Party shall be entitled to pursue the recovery of all damages, losses and liabilities related to such breach of the provisions of this Section 7.17.

(g) Reasonable Restraint. It is agreed by the Parties and Non-Compete Parties that the foregoing covenants in this Section 7.17: (i) are necessary in terms of time, activity and territory to protect the interests of Buyer in the assets and business being acquired pursuant to the terms of this Agreement and impose a reasonable restraint on the Non-Compete Parties in light of the activities and business of the Company on the date of this Agreement and the current plans of the Company; and (ii) are individually enforceable obligations against the Non-Compete Party(ies) that are in breach or violation thereof, and no Action may be brought, recourse sought, and no Losses recoverable from any Non-Compete Party who is not alleged to be in breach thereof.

7.18 Compliance with Laws. New Holdco and each Designated Company Shareholder covenants, warrants and represents that none of the shares of Buyer Common Stock it, he or she received pursuant the terms of this Agreement shall be, directly or indirectly, offered, sold, assigned, pledged, hypothecated, transferred or otherwise disposed of except after full compliance with all of the applicable provisions of the Securities Act or state securities Laws and the rules and regulations of the SEC and any applicable state securities regulatory authority (including holding shares for at least six (6) months or such other period as required by Rule 144 under the Securities Act). Certificates representing such shares of Buyer Common Stock shall bear the following legend:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE SOLD OR OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED, EXCEPT (I) PURSUANT TO EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR (II) PURSUANT TO AN AVAILABLE EXEMPTION FROM SUCH REGISTRATION. HEDGING TRANSACTIONS MAY NOT BE CONDUCTED WITH RESPECT TO THESE SECURITIES UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

New Holdco and each Designated Company Shareholder consents to Buyer making a notation on its records or giving stop transfer or other instructions to the Transfer Agent in order to implement the restrictions on transfer of the shares of Buyer Common Stock set forth in this Article 7. Each Designated Company Shareholder acknowledges, agrees to and affirms the provisions of Sections 3.7, 5.27, 12.8, 12.9, 12.11 and 12.12.

7.19 Restriction on Sale or Other Transfer of Buyer Common Stock. New Holdco and each Designated Company Shareholder covenants, agrees, warrants and represents that with respect to the Stock Consideration received, for the period beginning on the Closing Date and ending 365 days following the Closing Date (the “Lock-up Period”), neither New Holdco nor any Designated Company Shareholder shall, directly or indirectly transfer, sell, pledge, gift or otherwise dispose of or otherwise encumber any of such shares of Buyer Common Stock, and neither New Holdco nor any Designated Company Shareholder shall directly or indirectly, engage in any put, call, short-sale, hedge, straddle, forward sale or similar transaction with respect to any such shares of Buyer Common Stock or any other securities of Buyer. Without limiting the generality of the foregoing, after the Lock-up Period, such shares of Buyer Common Stock may be offered, sold, assigned, pledged, hypothecated, transferred or otherwise disposed of, directly or indirectly, only after full compliance with all of the applicable provisions of the federal and state securities Laws. Certificates representing the shares of Buyer Common Stock issued pursuant to this Agreement shall bear the following legend, which shall reflect the Lock-up Period, in addition to the legend under Section 7.18:

THESE SECURITIES ARE SUBJECT TO A CONTRACTUAL RESTRICTION ON TRANSFER AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, TRANSFERRED OR OTHERWISE DISPOSED OF DURING THE PERIOD OF SUCH CONTRACTUAL RESTRICTION WITHOUT THE PRIOR WRITTEN CONSENT OF QUANTA SERVICES, INC.

7.20 NYSE Listing; Removal of Legends. Within thirty (30) days after the Closing Date, Buyer shall file a final supplemental listing application with the NYSE to list the Stock Consideration for trading on the NYSE. Upon the later of (i) the expiration of the applicable Lock-up Period and (ii) the expiration of any applicable holding period under Rule 144 under the Securities Act and any other applicable federal or state securities Laws, the expiration of the period for current public information to be made available by Buyer under Rule 144 and satisfaction of all other conditions to the availability of Rule 144 under the Securities Act, Buyer agrees that, upon the written request of New Holdco and Buyer’s receipt from New Holdco of all appropriate documentation, as determined by Buyer in its reasonable discretion, Buyer will promptly cause new certificates without legends to be issued in exchange for any certificates initially issued to New Holdco or the Designated Company Shareholders representing the applicable portion of the Stock Consideration received by New Holdco or the Designated Company Shareholders.

7.21 Buyer Adjustment Holdback Amount. In order to provide reasonably adequate security for (a) any obligations of the Shareholder Representative under Sections 3.5 and 3.6 to make, in certain circumstances, payments to the Buyer or the Surviving Company thereunder, and (b) the Specified Litigation Counterclaim Payment, if any, at Closing, Buyer shall retain the entirety of the Buyer Adjustment Holdback Amount until the third (3rd) Business Day following the final date on which such amounts payable to the Buyer or the Surviving Company under Sections 3.5 and 3.6, if any, have been paid in full, at which time the Shareholder Representative shall be entitled to receive the Step Down Holdback Balance. Thereafter, on the third (3rd) Business Day following the final resolution of the Specified Litigation either by (i) the resolution by a final non-appealable judgment of a court of competent and proper jurisdiction or (ii) a final settlement in writing, in each case resulting in the full discharge of the liability or obligation of any named party to the Specified Litigation, the Shareholder Representative (on behalf of the Designated Company Shareholders) shall be entitled to all remaining amounts of the Buyer Adjustment Holdback Amount, reduced by (i) any amounts remaining to be paid to the Buyer or the Surviving Company under Sections 3.5 and 3.6 and (ii) the Specified Litigation Counterclaim Payment, if any, in each case, to which the Buyer will be entitled to retain from the Buyer Adjustment Holdback Amount. The Buyer shall remit any amount payable to the Shareholder Representative pursuant to this Section 7.21 by wire transfer of immediately available funds to such bank account or bank accounts designated in writing by the Shareholder Representative on not less than three (3) Business Days prior written notice. Notwithstanding anything to the contrary in this Agreement, in the event of any legal proceeding (whether at law or in equity) relating to a breach or enforcement of Section 7.21 of this Agreement, if a court of competent jurisdiction determines that a Party has breached Section 7.21 of this Agreement, then, in addition to any other remedies available to the non-breaching Party, that Party shall be liable and pay to the non-breaching Party for any costs in connection with such proceeding and any appeal therefrom, including reasonable legal fees.

7.22 Employment Agreement. The Buyer and the Company shall cooperate in good faith to cause (a) each of the individuals listed on Section 7.22 of the Buyer Disclosure Schedules (collectively, the “Key Employees”) and (b) certain other key employees of the Company and its Subsidiaries identified by the Buyer (collectively, the “Other Key Employees”), in each case, to enter into his or her applicable New Employment Agreement.

ARTICLE 8.

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE BUYER

The obligation of each of the Buyer and Merger Sub to consummate the Closing contemplated by this Agreement shall be subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived by the Buyer:

8.1 Representations and Warranties Accurate. (a) The Fundamental Representations shall be true and correct in all material respects (without giving effect to any materiality or Material Adverse Effect qualification set forth therein) as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties expressly stated to relate to an earlier date, in which case, as of such earlier date), and (b) the remaining representations and warranties contained in Article 5 shall be true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualification set forth therein) as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties expressly stated to relate to an earlier date, in which case, as of such earlier date), except where the failure of such representations and warranties referenced in this clause (b) to be so true and correct has not had, and would not reasonably be expected to have, a Material Adverse Effect.

8.2 Performance. The Company shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed and complied with by the Company prior to or on the Closing Date.

8.3 Officer’s Certificate. The Company shall have delivered to the Buyer a certificate, signed by an executive officer of the Company dated as of the Closing Date, certifying as to the matters set forth in Sections 8.1 and 8.2.

8.4 Legal Prohibition. There shall be no Law or injunction or other Order issued, entered, enforced, enacted or promulgated by any Governmental Authority of competent jurisdiction which restricts, prevents, prohibits or makes illegal the consummation of the transactions contemplated under this Agreement.

8.5 HSR Act. All waiting periods (and any extensions thereof) applicable to the transactions contemplated by this Agreement under the HSR Act, and any commitment to, or agreement with, any Governmental Authority not to close the transactions contemplated by this Agreement before a certain date, shall have expired or been terminated.

8.6 Ancillary Agreements. The Buyer shall have received from each counter-party thereto, all Ancillary Agreements to which the Buyer, Merger Sub, the Surviving Company or any Subsidiary of the Surviving Company is a party.

8.7 Requisite Regulatory Approvals. Each Requisite Regulatory Approval shall have been filed, have occurred or been obtained and shall be in full force and effect.

8.8 Payoff Letters. The Company shall have received and delivered to Buyer the Payoff Letters in form and substance reasonably acceptable to Buyer with respect to the payment of the Credit Facility Payoff Amount and the Company Expenses and the release of all Encumbrances, in each case, related thereto.

8.9 Termination of Agreements. The Company shall have received and delivered to Buyer fully executed termination agreements in form and substance reasonably acceptable to Buyer with respect to the agreements set forth on Section 8.9 of the Company Disclosure Schedules.

8.10 Transfer Agent Information. The Shareholder Representative shall have provided to Buyer no later than three (3) Business Days prior to the Closing Date, for purposes of obtaining the instruction letter to the Transfer Agent to be delivered pursuant to Section 3.3(a)(ii), all information necessary to establish an account with the Transfer Agent, including a written notice of New Holdco, which shall set forth their respective (i) full legal name, (ii) residential address and (iii) tax identification number.

8.11 LTGP Termination Agreements. Buyer shall have received from each holder of an Outstanding Company LTGP Award a duly executed Company LTGP Holder Agreement.

8.12 Resignations of Directors. To the extent that the Company or a Company Subsidiary is governed by a board of managers or similar governing body, each member of the Company Board and each member of the governing body of each such Company Subsidiary shall have resigned from such position in writing effective as of the Effective Time.

8.13 Key Employee; New Employment Agreement. Each of the Key Employees shall have remained actively employed by the Company through the Effective Time and shall have entered into and not rescinded his applicable New Employment Agreement.

8.14 Pre-Closing Transactions. The Pre-Closing Transactions shall have occurred in accordance with this Agreement.

ARTICLE 9.

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

The obligations of the Company and the Shareholder Representative to consummate the Closing contemplated by this Agreement shall be subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived by the Shareholder Representative:

9.1 Representations and Warranties Accurate. (a) The Buyer Specified Representations shall be true and correct in all material respects (without giving effect to any materiality or Buyer Material Adverse Effect qualification set forth therein) as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties expressly stated to relate to an earlier date, in which case, as of such earlier date), and (b) the remaining representations and warranties of the Buyer contained in Article 6 shall be true and correct in all respects (without giving effect to any materiality or Buyer Material Adverse Effect qualification set forth therein) as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties expressly stated to relate to an earlier date, in which case, as of such earlier date), except where the failure of such representations and warranties referenced in this clause (b) to be so true and correct has not had, and would not reasonably be expected to have, a Buyer Material Adverse Effect.

9.2 Performance. Each of the Buyer and Merger Sub shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed and complied with by it/them prior to or on the Closing Date.

9.3 Officer Certificate. The Buyer shall have delivered to the Company a certificate, signed by an executive officer of the Buyer, dated as of the Closing Date, certifying as to the matters set forth in Sections 9.1 and 9.2.

9.4 Legal Prohibition. There shall be no Law or injunction or other Order issued, entered, enforced, enacted or promulgated by any Governmental Authority of competent jurisdiction which restricts, prevents, prohibits or makes illegal the consummation of the transactions contemplated under this Agreement.

9.5 HSR Act. All waiting periods (and any extensions thereof) applicable to the transactions contemplated by this Agreement under the HSR Act, and any commitment to, or agreement with, any Governmental Authority not to close the transactions contemplated by this Agreement before a certain date, shall have expired or been terminated.

9.6 Ancillary Agreements. The Buyer shall have delivered to the Shareholder Representative all Ancillary Agreements to which the Buyer, Merger Sub, the Surviving Company or any Subsidiary of the Surviving Company is a party including, for the avoidance of doubt, a copy of the instruction letter to the Transfer Agent pursuant to Section 3.3(a)(ii) of this Agreement.

ARTICLE 10.

TERMINATION

10.1 Termination by Mutual Consent. This Agreement may be terminated, and the Merger may be abandoned at any time prior to the Effective Time, by mutual written consent of the Company and Buyer.

10.2 Termination by Either Buyer or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by either Buyer or the Company (upon written notice to the other Party):

(a) if the Merger shall not have been consummated by October 31, 2021 (the “Termination Date”); provided, however, that if the conditions to Closing set forth in Sections 8.4, 8.5, 9.4 and/or 9.5 have not been satisfied or waived on or prior to such date but all other conditions to Closing set forth in Article 8 and Article 9 have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing but which are capable of being satisfied at such time), the Termination Date shall automatically be extended to December 31, 2021, and such date, as so extended, shall be the “Termination Date”; provided, further, that the right to terminate this Agreement pursuant to this Section 10.2(a) shall not be available to any Party that has breached in any material respect its obligations set forth in this Agreement in any manner that shall have been the principal cause of or resulted in the occurrence of the failure of a condition to the consummation of the Merger by the Termination Date; or

(b) by either the Buyer or the Company, upon written notice to the other, if (i) a court of competent jurisdiction or other Governmental Authority shall have issued, entered, enforced, enacted or promulgated an Order or Law or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated under this Agreement and such Order, Law or action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 10.2(b) shall not be available to any Party that has breached in any material respect its obligations set forth in this Agreement in any manner that shall have been the principal cause of or resulted in the issuance, entry, enforcement, enactment or promulgation of such Order, Law or action.

10.3 Termination by the Company. This Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time by the Company (upon written notice to the Buyer):

(a) if there has been a breach of any representation, warranty, covenant or agreement made by Buyer or Merger Sub in this Agreement, or any such representation or warranty shall have become untrue or incorrect after the date of this Agreement, such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied, and such breach or failure to be true and correct is not curable prior to the Termination Date or, if curable prior to the Termination Date, has not been cured within the earlier of (x) thirty (30) days after written notice thereof has been given by the Company to Buyer and (y) the Termination Date; provided, however, that the right to terminate this Agreement pursuant to this Section 10.3(a) shall not be available to the Company if it has breached in any material respect its obligations set forth in this Agreement in any manner that shall have been the principal cause of or resulted in the occurrence of the failure of a condition to the consummation of the Merger; or

(b) (i) if all the conditions set forth in Article 8 have been satisfied or waived and remain satisfied or waived at the time when the Closing is required to occur in accordance with Section 2.2 (other than those conditions that by their nature are to be satisfied at the Closing but which are capable of being satisfied at such time), (ii) at or following the satisfaction or waiver of such conditions, the Company has irrevocably confirmed to Buyer in writing that the Company stands ready, willing and able to proceed with the Closing and (iii) Buyer and Merger Sub have failed to consummate the Merger by the date the Closing is required to have occurred pursuant to Section 2.2.

10.4 Termination by Buyer. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Buyer:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation or warranty shall have become untrue or incorrect after the date of this Agreement, such that the conditions set forth in Article 8 (except as addressed in Section 10.2) would not be satisfied and such breach or failure to be true and correct is not curable prior to the Termination Date or, if curable prior to the Termination Date, has not been cured within the earlier of (x) thirty (30) days after written notice thereof has been given by the Buyer to the Company and (y) the Termination Date; provided, however, that the right to terminate this Agreement pursuant to this Section 10.4(a) shall not be available to the Buyer if Buyer or Merger Sub have breached in any material respect any of their respective obligations set forth in this Agreement in any manner that shall have been the principal cause of or resulted in the occurrence of the failure of a condition to the consummation of the Merger.

(b) (i) if all the conditions set forth in Article 9 have been satisfied or waived and remain satisfied or waived at the time when the Closing is required to occur in accordance with Section 2.2 (other than those conditions that by their nature are to be satisfied at the Closing but which are capable of being satisfied at such time), (ii) at or following the satisfaction or waiver of such conditions, Buyer has irrevocably confirmed to the Company in writing that Buyer and Merger Sub stand ready, willing and able to proceed with the Closing and (iii) the Company has failed to consummate the Merger by the date the Closing is required to have occurred pursuant to Section 2.2.

10.5 Effect of Termination.

(a) Except as provided in Section 10.5(b), in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 10, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party hereto (or of any of its Representatives or Affiliates); provided, however, that (i) no such termination shall relieve any Party hereto of any liability or damages to the other Party hereto resulting from Fraud or Willful Breach of this Agreement (subject to Sections 10.5(d), (f) and (g)) and (ii) the provisions set forth in this Section 10.5 and the second sentence of Section 11.1 shall survive the termination of this Agreement. The Parties acknowledge and agree that nothing in this Section 10.5 shall be deemed to affect their right to specific performance in accordance with the terms and conditions set forth in Section 12.13.

(b) In the event this Agreement is terminated by:

(i) (x) the Buyer pursuant to Section 10.4(a) or Section 10.4(b), then promptly, but in no event later than three (3) Business Days, after the date of such termination, the Company shall pay to the Buyer a termination fee of $135,000,000 (the “Company Termination Fee”);

(ii) (x) the Company pursuant to Section 10.3(a) or Section 10.3(b), then promptly, but in no event later than three (3) Business Days, after the date of such termination, Buyer shall pay to the Company a termination fee of $135,000,000 (the “Buyer Termination Fee”);

(c) Any payments made pursuant to Section 10.5(b) shall be made by wire transfer of immediately available funds. In no event shall the Company be required to pay the Company Termination Fee, or Buyer be required to pay the Buyer Termination Fee, on more than one occasion.

(d) Notwithstanding anything to the contrary in this Agreement, except in the case of damages resulting from Fraud and as set forth in the proviso at the end of this Section 10.5(d), (i) if Buyer receives the Company Termination Fee from the Company pursuant to Section 10.5(b)(i), or if the Company receives the Buyer Termination Fee pursuant to Section 10.5(b)(ii), such payment shall be the sole and exclusive remedy of the receiving Party against (A) the paying Party, (B) any of the paying Party’s actual or potential debt financing sources (including, in the case of Buyer or Merger Sub, any Debt Financing Sources), (C) any of the paying Party’s or its financing sources’ Subsidiaries or Affiliates and (D) any of foregoing’s respective former, current or future general or limited partners, incorporators, controlling persons, stockholders, equityholders, members, managers, directors, officers, employees, agents, attorneys or other Representatives or any of their respective successors or permitted assigns (with respect to any Party, (B)-(D) of the foregoing, collectively, the “Related Parties”), and none of the paying Party or any of its Related Parties shall have any further liability or obligation, in each case relating to or arising out of this Agreement or the termination thereof (and if the paying Party is Buyer or Merger Sub or the Financing Commitments) or the transactions contemplated hereby (or thereby) (or the failure of such transactions to occur for any reason or for no reason) and none of the receiving Party or any of its Related Parties shall seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement or the Financing Commitments or the transactions contemplated hereby or thereby or any oral representation made or alleged to be made in connection herewith, (ii) if (A) the Buyer receives any payments from the Company in respect of any breach of this Agreement and thereafter the Buyer receives the Company Termination Fee pursuant to Section 10.5(b)(i) or (B) the Company receives any payments from Buyer in respect of any breach of this Agreement and thereafter the Company receives the Buyer Termination Fee pursuant to Section 10.5(b)(ii), the amount of such Company Termination Fee or Buyer Termination Fee, as applicable, shall be reduced by the aggregate amount of such payments made by the Party paying the Company Termination Fee or Buyer Termination Fee, as applicable, in respect of any such breaches and (iii) in no event shall Buyer or its Related Parties be subject to (nor shall the Company or any of its Related Parties seek to recover) monetary damages in excess of an amount equal to the Buyer Termination Fee, in the aggregate, for any losses or other liabilities arising out of or in connection with breaches by Buyer of its representations, warranties, covenants and agreements contained in this Agreement or arising from any claim or cause of action that the Company or any of its Related Parties may have; provided, that in each of the foregoing clauses (i), (ii) and (iii), the receiving Party shall also be entitled to seek and recover accrued interest pursuant to the last sentence of Section 10.5(e), and reimbursement of expenses or indemnification pursuant to Section 7.6(e).

(e) The Parties acknowledge and agree that the agreements contained in this Section 10.5 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Parties would not enter into this Agreement. Each of the Parties further acknowledge that the payment of the amounts by the Company or Buyer specified in this Section 10.5 is not a penalty, but, in each case, is liquidated damages in a reasonable amount that will compensate Buyer and Merger Sub or the Company, as applicable, in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. Accordingly, if any Party fails to promptly pay any amount due pursuant to this Section 10.5, such Party shall also pay any costs and expenses (including reasonable legal fees and expenses) incurred by the Party entitled to such payment in connection with a legal action to enforce this Agreement that results in a judgment for such amount against the Party failing to promptly pay such amount. Any amount not paid when due pursuant to this Section 10.5 shall bear interest from the date such amount is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment.

(f) While the Company may pursue each of (i) a grant of specific performance or other equitable relief under Section 12.13, (ii) monetary damages in the case of Willful Breach of this Agreement or Fraud by Buyer or Merger Sub and (iii) the payment of the Buyer Termination Fee under Section 10.5(b)(ii), any recovery by the Company shall be subject to the limitations set forth in Section 10.5(d) and under no circumstances shall the Company be permitted or entitled to receive both (i) a grant of specific performance to cause Buyer to consummate the Closing, and (ii) the Buyer Termination Fee or monetary damages in the case of Willful Breach of this Agreement or Fraud in connection with this Agreement or any termination of this Agreement. Notwithstanding anything to the contrary herein, subject to Section 10.5(d)(ii) and the first sentence of this Section 10.5(f), nothing in this Agreement shall limit the Company’s remedies in the case of Fraud.

(g) While the Buyer or Merger Sub may pursue each of (i) a grant of specific performance or other equitable relief under Section 12.13, (ii) monetary damages in the case of Willful Breach of this Agreement or Fraud by the Company and (iii) the payment of the Company Termination Fee under Section 10.5(b)(i), any recovery by the Buyer or Merger Sub shall be subject to the limitations set forth in Section 10.5(d) and under no circumstances shall the Buyer or Merger Sub be permitted or entitled to receive both (i) a grant of specific performance to cause Buyer to consummate the Closing, and (ii) the Company Termination Fee or monetary damages in the case of Willful Breach of this Agreement or Fraud in connection with this Agreement or any termination of this Agreement. Notwithstanding anything to the contrary herein, subject to the first sentence of this Section 10.5(g), nothing in this Agreement shall limit the Buyer’s or Merger Sub’s remedies in the case of Fraud.

ARTICLE 11.

NO SURVIVAL

11.1 Survival. The following provisions of this Agreement shall survive the consummation of the Merger: Article 1, Article 3, Article 4, the first sentence of this Article 11, Article 12, and the agreements of the Surviving Company, Shareholder Representative, Buyer and Merger Sub that expressly survive the Closing of the Merger, including those contained in Section 2.4 (Further Assurances), Section 2.5 (Tax Consequence), Section 7.3(d) (Access to

Information; Confidentiality; Public Announcements), Section 7.3(e) (Access to Information; Confidentiality; Public Announcements), Section 7.6(e) (Financing), Section 7.8 (Indemnification; Directors’ and Officers’ Insurance), Section 7.9 (Waiver of Conflicts Regarding Representation), Section 7.10 (R&W Insurance Policy), Section 7.11 (Tax Matters), Section 7.12 (Employee Matters), Section 7.13 (Specified Litigation), Section 7.17 (Non-Competition; Non-Solicitation), Section 7.18 (Compliance with Laws), Section 7.19 (Restriction on Sale or Other Transfer of Buyer Common Stock), Section 7.20 (NYSE Listing; Removal of Legends), Section 7.21 (Buyer Adjustment Holdback Amount) and Section 8.14 (Pre-Closing Transactions). The following provisions of this Agreement shall survive the termination of this Agreement: Article 1, Article 4, the second sentence of this Article 11, Article 12 and the agreements of the Company, Shareholder Representative, Buyer and Merger Sub contained in the last sentence of Section 7.3(a) (Access to Information; Confidentiality; Public Announcements), Section 7.3(c) (Access to Information; Confidentiality; Public Announcements), Section 7.6(e) (Financing), and Section 10.5 (Effect of Termination and Abandonment). All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement. Nothing in this Section 11.1 shall limit or prohibit the rights of Buyer to pursue recoveries under the R&W Insurance Policy.

ARTICLE 12.

MISCELLANEOUS

12.1 Expenses. Except as expressly provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses.

12.2 Amendment or Waiver. Prior to the Effective Time, this Agreement may be amended or modified, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by the Parties, or in the case of a waiver, by the Party waiving compliance. Any waiver by any Party of any condition, or of the breach of any provision, term, covenant, representation or warranty contained in this Agreement, in any one or more instances, will not be deemed to be nor construed as a further or continuing waiver of any such condition, or of the breach of any other provision, term, covenant, representation or warranty of this Agreement. From and after the Effective Time, this Agreement may only be amended or modified, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by Buyer and the Shareholder Representative. Notwithstanding the foregoing, no amendment or modification to this Section 12.2 and Sections 10.2, 10.5(d), 12.8, 12.9, 12.13(b), 12.13(d) or 12.18 (or amendment or modification with respect to any related definitions, or any modification, termination or waiver of any provision hereof that would modify the substance of any of the foregoing sections), to the extent that such amendment or modification adversely affects the rights or obligations of any Debt Financing Source shall be effective without the prior written consent of each such adversely-affected Debt Financing Source.

12.3 Entire Agreement. This Agreement including the Schedules and Exhibits attached hereto (which are deemed for all purposes to be part of this Agreement), the Ancillary Agreements and the Confidentiality Agreement contain all of the terms, conditions and representations and warranties agreed upon or made by the Parties relating to the subject matter of this Agreement and the businesses and operations of the Company and the Company Subsidiaries and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the Parties or their Representatives, oral or written, respecting such subject matter. The Parties have voluntarily agreed to define their rights, liabilities and obligations respecting the subject matter hereof exclusively in contract pursuant to the express terms and provisions of this Agreement and the Ancillary Agreements and the Parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth or otherwise referenced in this Agreement or the Ancillary Agreements. Furthermore, the Parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations; and the Parties specifically acknowledge that no Party has any special relationship with another Party that would justify any expectation beyond that of ordinary parties in an arm’s-length transaction. For the avoidance of doubt, and notwithstanding anything to the contrary, (i) the provisions of this Agreement (including those set forth in Sections 12.8, 12.11, and 12.12) do not prejudice any Person’s rights and remedies under the express terms of the Ancillary Agreements, unless otherwise specifically stated in this Agreement; and (ii) the provisions of clause (i) of this Section 12.3 does not expand the limitation on available remedies set forth herein for breach of this Agreement or Fraud.

12.4 Headings. The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the Parties.

12.5 Notices. All notices, requests, demands and other communications given or made pursuant to this Agreement will be in writing and will be deemed effectively given: (a) upon personal delivery to the Party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next Business Day, (c) upon receipt by the Party when sent by registered or certified mail, return receipt requested, postage prepaid, or (d) upon receipt by the Party when deposited with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt, in each case to the following addresses, facsimile numbers or e-mail addresses and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number, e-mail address or person as a Party may designate by notice to the other Party):

If to the Buyer or Merger Sub, to:

Quanta Services, Inc.

Attention:	General Counsel
Address:	2800 Post Oak Boulevard, Suite 2600 Houston, Texas 77056

with a copy (which will not constitute notice) to:

[***]

If, prior to Closing, to the Company, to:

[***]

with a copy (which shall not constitute notice) to:

[***]

If, subsequent to Closing, to the Shareholder Representative, to:

Attention:	[***]
Address:	[***]
Telephone:	[***]

with a copy (which shall not constitute notice) to:

[***]

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 12.5.

12.6 Exhibits and Schedules.

(a) Any matter, information or item disclosed in the Company Disclosure Schedules or Buyer Disclosure Schedules, as applicable, delivered under any specific representation, warranty or covenant or Section number hereof shall be deemed to have been disclosed for all purposes of this Agreement in response to every representation, warranty or covenant in this Agreement in respect of which such disclosure is reasonably apparent on the face of such disclosure. The inclusion of any matter, information or item in the Company Disclosure Schedules or Buyer Disclosure Schedules shall not be deemed to constitute an admission of any liability by the Company or the Buyer (as the case may be) to any third Party or otherwise imply, that any such matter, information or item is material or creates a measure for materiality for the purposes of this Agreement.

(b) The Schedules and Exhibits hereto are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.

12.7 Binding Effect; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their permitted successors and assigns. No Party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights, obligations or liabilities under this Agreement without the prior written consent of the other Parties. Any purported assignment in violation of this Section 12.7 shall be void; provided however, Buyer may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to any (i) Debt Financing Sources as collateral in respect of the Debt Financing or (ii) other Person after the Closing, and Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to any (i) Debt Financing Sources as collateral in respect of the Debt Financing or (ii) a wholly owned Subsidiary of Buyer formed solely and exclusively for the purpose of this Agreement and the consummation of the transactions contemplated hereby and that satisfies the representations and warranties of the Merger Sub set forth in Article 6; provided further that such transfer or assignment shall not (i) relieve Buyer or Merger Sub of its obligations hereunder or enlarge, alter or change any obligation of any other Party hereto or due to Buyer or Merger Sub or (ii) materially delay the consummation of the Merger or any of the other transactions contemplated hereby or impose any additional obligations on the Company, any Company Subsidiary or their respective Affiliates (including in respect of required consents or approvals or governmental filing obligations). Any purported assignment in violation of this Agreement is void.

12.8 No Recourse.

(a) Notwithstanding anything that may be expressed or implied in this Agreement, except as set forth in the following sentence, all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) arising from this Agreement shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 12.8 nor anything else in this Agreement to the contrary will (y) limit the survival of any covenant or agreement of the Parties which expressly survives the Closing pursuant to Article 11, which covenants or agreements shall survive the Closing in accordance with their respective terms, or (z) prejudice or otherwise limit any such rights, claims or causes of action of Buyer or Merger Sub (1) in respect of Fraud, (2) under the Ancillary Agreements or (3) under the R&W Insurance Policy.

(b) This Agreement may only be enforced against, and any Action for breach of this Agreement may only be made against, the entities that are expressly identified herein as Parties. For purposes of the foregoing, a Designated Company Shareholder is deemed to be a “Party” solely for purposes of the Designated Provisions. Except to the extent they are Parties (and, solely in their capacities as such) or for instances of Fraud: (y) none of (i) the Designated Company Shareholders, (ii) any Affiliate of the Designated Company Shareholders (including the Shareholder Representative) or (iii) any respective former, current and future Representatives, successors or assigns of any other Person referenced in clause (i) or (ii) that is not a Party to this Agreement (the Persons referenced in this clause (y) herein collectively, the “Shareholders’ Related Parties”) shall have any liability for any liabilities or obligations of the Parties for any Action (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith; and (z) none of the Buyer, Merger Sub, or after the Closing the Surviving Company or the Subsidiaries of the Surviving Company, shall have any right of recovery in respect thereof against any Shareholders’ Related Party and no personal liability shall attach to any Shareholders’ Related Party through the Company or any Company Subsidiary (including, after the Closing, the Surviving Company and the Subsidiaries of the Surviving Company), the Shareholder Representative or otherwise, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any statute, regulation or other applicable Law, or otherwise. The provisions of this Section 12.8(b) are intended to be for the benefit of, and enforceable by the Shareholders’ Related Parties and each such Person shall be a third-Party beneficiary of this Section 12.8(b). This Section 12.8(b) shall be binding on all successors and assigns of the Buyer, Merger Sub, the Company and the Company Subsidiaries (including following the Closing, the Surviving Company and the Subsidiaries of the Surviving Company). No Company Shareholder nor any Designated Company Shareholder shall have any liability under this Agreement resulting from Fraud unless an Action with respect thereto is commenced by Buyer within three (3) years after the Closing. The aggregate amount of Losses for which any Company Shareholder or any Designated Company Shareholder shall be liable on account of Fraud shall not exceed such Company Shareholder’s or Designated Company Shareholder’s Pro Rata Portion of such Losses recoverable by Buyer hereunder from such Action seeking recovery for Fraud and in no event shall the aggregate amount of all such Losses from such Actions exceed, as to each Company Shareholder or Designated Company Shareholder, such Company Shareholder’s or Designated Company Shareholder’s Pro Rata Portion of the Merger Consideration (and, in the case of the Designated Company Shareholders, to the extent actually received by such Designated Company Shareholder hereunder).

(c) Notwithstanding anything that may be expressed or implied in this Agreement, except in respect of Fraud, this Agreement may only be enforced against, and any Action for breach of this Agreement may only be made against, the entities that are expressly identified herein as Parties, and no Affiliate of the Buyer, Merger Sub or any of the Buyer’s, Merger Sub’s or their Affiliates’ respective former, current and future Representatives, successors or assigns that is not a Party to this Agreement (collectively, the “Buyer Related Parties”) shall have any liability for any liabilities or obligations of the Parties for any Action (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith; and none of the Shareholder Representative, the Designated Company Shareholders, the Company, the Company Subsidiaries or other Shareholders’ Related Party shall have any right of recovery in respect thereof against any Buyer Related Party and no personal liability shall attach to any Buyer Related Party through Buyer, Merger Sub or otherwise, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any statute, regulation or other applicable Law, or otherwise. The provisions of this Section 12.8(c) are intended to be for the benefit of, and enforceable by the Buyer Related Parties and each such Person shall be a third-Party beneficiary of this Section 12.8(c). This Section 12.8(c) shall be binding on all successors and assigns of the Shareholder Representative, the Company and the Company Subsidiaries.

12.9 No Third-Party Beneficiary. Nothing in this Agreement shall confer any rights, remedies or claims to any Person or entity not a Party (solely to the extent they are Parties) or a permitted assignee of a Party to this Agreement, (y) except for (a) the current and former officers, directors and employees of the Company as set forth in Section 7.8, (b) Moss & Barnett as set forth in Section 7.9, and the Shareholders’ Related Parties, the Buyer Related Parties and the Surviving Company Released Parties as set forth in Sections 7.11, 12.8, 12.11 and 12.12, as applicable. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 12.2, without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding anything to the contrary contained herein, Sections 10.2, 10.5(d), 12.2, 12.8, 12.13(b), 12.13(d), 12.18 and this Section 12.9 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of such Sections) may not be modified, waived or terminated in a manner that is adverse in any respect to the Debt Financing Sources without the prior written consent of the Debt Financing Sources.

12.10 Counterparts. This Agreement may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement. Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.

12.11 Buyer Release. Effective from and after the Closing, without prejudice to the rights and remedies the Buyer and Merger Sub may have under the R&W Insurance Policy and except for (x) claims based on Fraud, (y) covenants and agreements set forth in this Agreement which contemplate performance after the Closing or otherwise expressly by their terms survive the Closing, each of which will survive in accordance with its terms and (z) the Ancillary Agreements:

(a) The Buyer hereby absolutely, unconditionally and irrevocably releases, indemnifies and discharges, and the Buyer shall cause each of its Affiliates (including, following the Closing, the Surviving Company and each Subsidiary of the Surviving Company) (the “Buyer Releasors”) to absolutely, unconditionally and irrevocably release, indemnify and discharge the Shareholder Representative and the Shareholders’ Related Parties, from any and all claims, demands, rights, actions, suits, proceedings, liabilities, obligations, Losses and causes of action of any kind and nature whatsoever, fixed or contingent, known or unknown, liquidated or unliquidated, that any Buyer Releasor or any Person claiming through or under a Buyer Releasor ever had or now has or hereafter can, shall or may have arising out of, or relating to, the organization, management or operation of the businesses of the Company or any Company Subsidiary relating to any matter, occurrence, action or activity prior to the Closing Date.

(b) Each Buyer Releasor is aware that it may hereafter discover facts in addition to or different from those it now knows or believes to be true with respect to the subject matter of the release provided for in this Section 12.11; however, it is the intention of each Buyer Releasor that such release shall be effective as a full and final accord and satisfactory release of each and every matter specifically or generally referred to in this Section 12.11, except as expressly provided otherwise in this Section 12.11. In furtherance of this intention, each Buyer Releasor expressly waives and relinquishes any and all claims, rights or benefits that it may have under Section 1542 of the California Civil Code (“Section 1542”) and any similar provision in any other jurisdiction, which provides as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, AND THAT IF KNOWN BY HIM OR HER WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASING PARTY.”

Each Buyer Releasor acknowledges that Section 1542, and any similar provision in any other jurisdiction, if they exist, are designed to protect a Party from waiving claims which it does not know exist or may exist. Nonetheless, each Buyer Releasor agrees that the waiver of Section 1542 and any similar provision in any other jurisdiction is a material portion of the releases intended by this Section 12.11, and it therefore intends to waive all protection provided by Section 1542 and any other similar provision in any other jurisdiction. EACH BUYER RELEASOR FURTHER ACKNOWLEDGES THAT IT IS AWARE THAT IT MAY HEREAFTER DISCOVER CLAIMS OR FACTS IN ADDITION TO OR DIFFERENT FROM THOSE IT NOW KNOWS OR BELIEVES TO BE TRUE WITH RESPECT TO THE MATTERS RELEASED HEREIN. NEVERTHELESS, IT INTENDS TO FULLY, FINALLY AND FOREVER RELEASE ALL SUCH MATTERS, AND ALL CLAIMS RELATIVE THERETO, WHICH DO NOW EXIST, MAY EXIST, OR HERETOFORE HAVE EXISTED BETWEEN SUCH PARTY, ON THE ONE HAND, AND THE SHAREHOLDER REPRESENTATIVE AND THE SHAREHOLDERS’ RELATED PARTY UNDER THIS SECTION 12.11, ON THE OTHER HAND. IN FURTHERANCE OF SUCH INTENTION, THE RELEASES GIVEN HEREIN SHALL BE AND REMAIN IN EFFECT AS FULL AND COMPLETE GENERAL RELEASES OF ALL SUCH MATTERS, NOTWITHSTANDING THE DISCOVERY OR EXISTENCE OF ANY ADDITIONAL OR DIFFERENT CLAIMS OR FACTS RELATIVE THERETO.

12.12 Shareholder Representative Release.

(a) Effective from and after the Closing and except for (i) any rights to indemnification or advancement of expenses pursuant to the documents set forth in Section 7.8, (ii) covenants and agreements set forth in this Agreement which contemplate performance after the Closing or otherwise expressly by their terms survive the Closing, each of which will survive in accordance with its terms, and (iii) the Ancillary Agreements, the Shareholder Representative hereby absolutely, unconditionally and irrevocably releases, indemnifies and discharges individually and on behalf of each of the Designated Company Shareholders and the other Shareholders’ Related Parties (herein the “Shareholder Representative’s Releasors”) to absolutely, unconditionally and irrevocably release, indemnify and discharge, the Company, the Company Subsidiaries (including, following the Closing, the Surviving Company and each Subsidiary of the Surviving Company) and their respective former, current and future Representatives, successors or assigns that is not a Party to this Agreement (collectively, the “Surviving Company Released Parties”) from any and all claims, demands, rights, actions, suits, proceedings, liabilities, obligations, Losses and causes of action of any kind and nature whatsoever, fixed or contingent, known or unknown, liquidated or unliquidated, that the Shareholder Representative’s Releasors or any Person claiming through or under the Shareholder Representative’s Releasors ever had or now has or hereafter can, shall or may have arising out of, or relating to, the organization, management or operation of the businesses of the Buyer relating to any matter, occurrence, action or activity prior to the Closing Date.

(b) Effective from and after the Closing and except for (i) any rights to indemnification or advancement of expenses pursuant to the documents set forth in Section 7.8, (ii) covenants and agreements set forth in this Agreement which contemplate performance after the Closing or otherwise expressly by their terms survive the Closing, each of which will survive in accordance with its terms, and (iii) the Ancillary Agreements, the Shareholder Representative is aware that it may hereafter discover facts in addition to or different from those it now knows or believes to be true with respect to the subject matter of the release provided for in this Section 12.12; however, it is the intention of the Shareholder Representative individually and on behalf of the Shareholder Representative’s Releasors that such release shall be effective as a full and final accord and satisfactory release of each and every matter specifically or generally referred to in this Section 12.12, in each case except as otherwise set forth in such Section. In furtherance of this intention, the Shareholder Representative, individually and on behalf of the Shareholder Representative’s Releasors, expressly waives and relinquishes any and all claims, rights or benefits that it may have under Section 1542, and any similar provision in any other jurisdiction, which provides as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, AND THAT IF KNOWN BY HIM OR HER WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASING PARTY.”

Shareholder Representative individually, and on behalf of each Shareholder Representative’s Releasor acknowledges that Section 1542, and any similar provision in any other jurisdiction, if they exist, are designed to protect a Party from waiving claims which it does not know exist or may exist. Nonetheless, Shareholder Representative, individually and on behalf of each Shareholder Representative’s Releasor, agrees that the waiver of Section 1542 and any similar provision in any other jurisdiction is a material portion of the releases intended by Section 12.8 or this Section 12.12, and it therefore intends to waive all protection provided by Section 1542 and any other similar provision in any other jurisdiction. SHAREHOLDER REPRESENTATIVE, INDIVIDUALLY AND ON BEHALF OF EACH SHAREHOLDER REPRESENTATIVE’S RELEASOR FURTHER ACKNOWLEDGES THAT IT/THEY IS/ARE AWARE THAT IT/THEY MAY HEREAFTER DISCOVER CLAIMS OR FACTS IN ADDITION TO OR DIFFERENT FROM THOSE IT/THEY NOW KNOWS OR BELIEVES TO BE TRUE WITH RESPECT TO THE MATTERS RELEASED HEREIN. NEVERTHELESS, SHAREHOLDER REPRESENTATIVE INDIVIDUALLY AND ON BEHALF OF EACH SHAREHOLDER REPRESENTATIVE’S RELEASOR INTENDS TO FULLY, FINALLY AND FOREVER RELEASE ALL SUCH MATTERS, AND ALL CLAIMS RELATIVE THERETO, WHICH DO NOW EXIST, MAY EXIST, OR HERETOFORE HAVE EXISTED BETWEEN SUCH PARTY, ON THE ONE HAND, AND THE BUYER RELATED PARTY UNDER THIS SECTION 12.12, ON THE OTHER HAND. IN FURTHERANCE OF SUCH INTENTION, THE RELEASES GIVEN HEREIN SHALL BE AND REMAIN IN EFFECT AS FULL AND COMPLETE GENERAL RELEASES OF ALL SUCH MATTERS, NOTWITHSTANDING THE DISCOVERY OR EXISTENCE OF ANY ADDITIONAL OR DIFFERENT CLAIMS OR FACTS RELATIVE THERETO.

12.13 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.

(a) EXCEPT AS TO MATTERS OF MERGER LAW AFFECTING THE COMPANY AND THE COMPANY SUBSIDIARIES AS THE SAME RELATES TO THE CONSUMMATION OF THE MERGER, THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL OTHER RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. EXCEPT TO THE EXTENT SUBMITTED TO THE INDEPENDENT ACCOUNTANT PURSUANT TO SECTION 3.5(c) OR SECTION 3.6, THE PARTIES IRREVOCABLY SUBMIT TO THE EXCLUSIVE PERSONAL JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, TO THE EXTENT SUCH COURT DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, ANY OTHER DELAWARE STATE COURT OR FEDERAL COURT OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND OF THE DOCUMENTS REFERRED TO IN THIS AGREEMENT, AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR THE INTERPRETATION OR ENFORCEMENT HEREOF OR OF ANY SUCH DOCUMENT, THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN

SUCH COURTS OR THAT SUCH COURTS ARE AN INCONVENIENT FORUM, OR THAT THE VENUE OF SUCH COURTS MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED IN SUCH A DELAWARE COURT OF CHANCERY, DELAWARE STATE COURT OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND, TO THE EXTENT PERMITTED BY LAW, OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 12.5 SHALL BE VALID, EFFECTIVE AND SUFFICIENT SERVICE THEREOF.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT FINANCING OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.13.

(c) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages would not be an adequate remedy therefor. Accordingly, subject to the other terms of this Agreement, each Party agrees that in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement (including the obligation of the Parties to consummate the transactions contemplated by this Agreement and the obligation of Buyer and Merger Sub to pay and the Company Shareholder’s right to receive the aggregate consideration payable to them pursuant to the transactions contemplated by this Agreement, in each case in accordance with the terms and subject to the conditions of this Agreement), the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it whether at law or in equity, including monetary damages) to (i) an Order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an Order restraining such breach or threatened breach. In the event that any action is brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense or counterclaim, that there is an adequate remedy at law, or an award of specific performance is not an appropriate remedy for any reason at law or in equity. Each Party further agrees that no other Party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 12.13, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(d) Notwithstanding anything herein to the contrary, each Company Related Party agrees (i) that any action of any kind or nature, whether at law or equity, in contract, in tort or otherwise, involving a Debt Financing Source in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby shall be brought exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof) and each Company Related Party submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (ii) not to bring or permit any of its affiliates or representatives to bring or support anyone else in bringing any such action in any other court, (iii) that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 12.5 shall be effective service of process against it for any such action brought in any such court, (iv) to waive and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court, (v) that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law, (vi) that any such action shall be governed by, and construed in accordance with, the laws of the State of New York and (vii) to irrevocably waive and hereby waives any right to a trial by jury in any such action to the same extent such rights are waived pursuant to Section 12.13(b).

12.14 Obligations of Buyer and Shareholder Representative. Notwithstanding anything to the contrary:

(a) Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Buyer to cause Merger Sub to take such action. In furtherance of the foregoing, Buyer hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Merger Sub hereunder.

(b) Whenever this Agreement requires the Company (prior to the Effective Time), New Holdco or New Holdco Merger Sub, as applicable, to take any action, such requirement shall be deemed to include an undertaking on the part of the Shareholder Representative to cause the Company (prior to the Effective Time), New Holdco or New Holdco Merger Sub, as applicable, to take such action. In furtherance of the foregoing, the

Shareholder Representative hereby guarantees the due, prompt and faithful payment, performance and discharge by the Company (prior to the Effective Time), New Holdco and New Holdco Merger Sub of, and the compliance by New Holdco and New Holdco Merger Sub, with, all of the covenants, agreements, obligations and undertakings of the Company (prior to the Effective Time), New Holdco or New Holdco Merger Sub, as applicable, under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by the Company (prior to the Effective Time), New Holdco or New Holdco Merger Sub, as applicable, hereunder.

12.15 Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party hereto. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

12.16 Conveyance Taxes. All sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar Taxes incurred as a result of the Merger, but excluding for the avoidance of doubt the Pre-Closing Transactions and the Conversion (“Transfer Taxes”), shall be borne by Buyer. The Party required by Law shall prepare and timely file all Tax Returns or other documentation relating to such Transfer Taxes and the non-preparing party shall cooperate as reasonably requested in the preparation and filing of any such Tax Returns. The Shareholder Representative and the Buyer shall jointly file all required change of ownership and similar statements.

12.17 Interpretation. The Parties have participated in the drafting and negotiation of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties and no presumption of burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any provision in this Agreement.

12.18 Limitation on Liability of Debt Financing Sources. Notwithstanding any provision of this Agreement, each Company Related Party agrees that none of the Debt Financing Sources shall have any liability or obligation to any Company Related Party relating to this Agreement or any of the transactions contemplated herein (including the Debt Financing). This Section 12.18 is intended to benefit and may be enforced by the Debt Financing Sources.

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

COMPANY:

BLATTNER HOLDING COMPANY

By:	/s/ Scott Blattner
Name:	Scott Blattner
Title:	President

BUYER:

QUANTA SERVICES, INC.

By:	/s/ Earl C. Austin, Jr.
Name:	Earl C. Austin, Jr.
Title:	President, Chief Executive Officer and Chief Operating Officer

MERGER SUB:

QUANTA MERGER SUB, LLC

By:	/s/ Jayshree Desai
Name:	Jayshree Desai
Title:	President

[Signature Page –Agreement and Plan of Merger]

IN WITNESS WHEREOF, the below the undersigned Designated Company Shareholders have executed and delivered this Agreement as of the date first above written.

/s/ John S. Blattner
John S. Blattner

/s/ David H. Blattner, Jr.
David H. Blattner, Jr.

/s/ Henry J. Blattner
Henry J. Blattner

/s/ Thomas W. Blattner
Thomas W. Blattner

/s/ Scott W. Blattner
Scott W. Blattner

/s/ Christopher K. Blattner
Christopher K. Blattner

[Signatures for certain other Designated Company Shareholders on file with the registrant]

[Designated Company Shareholder]:

[***]

[Signature Page –Agreement and Plan of Merger]